UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
  ☑ Check box if Amendment is material and investors must reconfirm within five business days.
  This amendment is filed to (i) extend the Offering Deadline to March 1st, 2025, (ii) update the maximum raise amount to $617,000, (iii) update the maximum individual purchase amount to $250,000, (iv) update the USE OF PROCEEDS section, (v), add Exhibit F (Updated Campaign Page).
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting
(Mark one.)

Name of Issuer:

Vision Sports Ventures, PBC

Legal status of Issuer:

  Form:

  Corporation

  Jurisdiction of Incorporation/Organization:

  Delaware

  Date of Organization:

  March 4, 2021

Physical Address of Issuer:

2900 NE 2nd Ave., Unit 273, Miami, FL 33137

Website of Issuer:

www.upsideapp.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of five percent (5%) of the dollar amount raised in the Offering above $100,000, with no fee on the first $100,000 raised, or (B) a cash fee of twelve thousand dollars ($15,000.00).

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

Type of Security Offered:

SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

50,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$50,000

Oversubscriptions Accepted:
☑   Yes
☐   No

Oversubscriptions will be Allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
☐   Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$617,000

Deadline to reach the Target Offering Amount:

March 1st, 2025

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$581,637.00	$222,472.00
Cash & Cash Equivalents	$28,500.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$809,564.00	$115,307.00
Long-term Debt	$50,000.00	$385,000.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$450.00	$758.00
Net Income	-$695,098.00	-$275,985.00

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Vision Sports Ventures, PBC

December 12, 2024



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL

FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Issuer does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $50,000 (the "**Target Offering Amount**") and up to a maximum amount of $617,000 (the "**Maximum Offering Amount**") of SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering"**). The Minimum Individual Purchase Amount is $300 and the Maximum Individual Purchase Amount is $250,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by March 1st, 2025 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

Investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) subject to the terms the Instrument (attached as <u>Exhibit B</u>), Custody Agreement (attached as <u>Exhibit C</u>), and Omnibus Nominee Trust Agreement (attached as <u>Exhibit D</u>). Securities sold in this Offering will be deposited into a custodial account ("**Custodial Account**") with Brassica Trust Company LLC, who will serve as the custodian, nominee, and legal record holder (the "**Custodian**" or "**Nominee**"). In order to receive Securities from this Offering, Investors will be required to establish, or verify that they already have, an account with the Custodian. The legal title to the Securities purchased by the Investor in this Offering will be held in the name of a trust established by and maintained by the Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities pursuant to the terms and conditions of the Omnibus Nominee Trust Agreement attached hereto as <u>Exhibit D</u>.

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/upside-app (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C/A as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C/A and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Conversion

Upon the next bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Capital Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Issuer.

Conversion Upon an Equity Financing Event

Upon an Equity Financing, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below:

(a) the quotient of $45,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such conversion price shall be deemed the "**Equity Financing Price**".

Conversion Upon a Liquidity Event

In the case of the Issuer's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security), a **Direct Listing** (as defined below), or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to three times (3x) the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Issuer equal to the Purchase Amount divided by the quotient of (a) $45,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, in which the outstanding voting security holders of the Issuer fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Direct Listing**" means the Issuer's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing Capital Stock of the Issuer for resale, as approved by the Issuer's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

Dissolution

If there is a **Dissolution Event** (as defined below) or a Liquidity Event before the Securities terminate, the Issuer will distribute all proceeds legally available for distribution with the following priority: (i) junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) on par with payments for other SAFEs, whether this Series or otherwise, and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock holders, the applicable proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock holders in proportion to the full payments that would otherwise be due; and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Nominee

The title holder of the Securities will be a trust established by and maintained by Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities. Pursuant to the terms of the Omnibus Nominee Trust Agreement (attached as Exhibit D), Investors are engaging Nominee as its limited agent to safeguard and provide certain limited services with respect to the Securities held in trust. Investors are appointing Nominee to act as nominee for the Investors, to serve in such capacity until the appointment and authority conferred is revoked, for the limited purpose of causing to be held, and holding, in the name of Nominee alone, title to the Securities beneficially owned by the Investors and acquired by Nominee for the benefit of Investors or otherwise conveyed to Nominee in accordance with the directions of the Investors, with power and authority limited to registering and holding the Securities in Nominee's name, and otherwise acting with respect to the Securities in accordance with the instructions of the Investors, as provided in the Omnibus Nominee Trust Agreement or as may be given by the Investors from time to time. The Nominee will have no right or authority to act with respect to the Securities, except upon the instructions of the Investors. An Investor may, at any time, in its absolute discretion, terminate the Omnibus Nominee Trust Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Securities the transfer of which is restricted by contract, law, edict or otherwise unless consented to by the Issuer thereof (including by blanket consent). Nominee's sole function during the term of the Omnibus Nominee Trust Agreement will be to hold nominal legal title to the Securities for the benefit of the Investors under and subject to the Investor's instructions.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Lead will act on behalf as proxy on behalf of Investors in respects to instructions related to the Securities. The Lead will vote at the direction of the largest holder of the Securities and subsequently, the largest holder of any securities converted or exchanged from the Securities] (the "**Lead**").

The Issuer does not have any voting agreements in place.

The Issuer does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign an Omnibus Nominee Trust Agreement (as defined in the Security).

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Issuer cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of five percent (5%) of the dollar amount raised in the Offering above $100,000, with no fee on the first $100,000 raised, or (B) a cash fee of twelve thousand dollars ($15,000.00)

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.
A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.
In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with the Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.
Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.
We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on third-party suppliers for services used to operate our business.
In 2023, the following suppliers provided the following percentage of the listed services, inputs or raw materials.

Supplier or Description: Sportradar

Service: Real-time sports data

% of such service: 100

If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We rely on various intellectual property rights, including trademarks, in order to operate our business.
The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.
We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.
We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or

procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The development and commercialization of our services is highly competitive.
We face competition with respect to any services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial,

technical and human resources than we have and superior expertise in research and development and marketing approved services] and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Changes in government regulation could adversely impact our business.
The fantasy sports and sports betting industries are highly regulated, in particular at the state level. The regulatory environment around these industries is also highly fluid and ever changing. Future changes in regulations could have adverse effects on our business by preventing or limiting the company's ability to operate in certain markets or by making it more expensive to do so. Furthermore, many states require the company to obtain a license or registration to operate certain products.

In all such cases, the company's ability to operate would be subject to its ability to obtain a license for which it is not guaranteed to receive. Furthermore, in some instances especially for operating sports betting, available licenses in certain states may be limited and the company could be unable to operate in said market due to the limited availability of licenses.

In many states where the company operates its fantasy sports product there is no existing legislation clearly defining the legality of such a product. While the company has obtained extensive legal counsel and believes its product is legal in every market that it is offered and there are many other companies that have been operating similar products for many years, it is possible that a state regulator may in future deem the product/service to be illegal in which case the company could face fines and penalties.

Net neutrality could have an adverse impact on our business and results of operations.
On February 26, 2015, the United States FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II of the Communications Act of 1934 to Internet service providers. On June 11, 2018, the FCC's Restoring Internet Freedom Order took effect, effectively repealing the 2015 net neutrality ruling. On April 10, 2019, the U.S. House of Representatives passed the Save the Internet Act of 2019, which would restore net neutrality; the Act is awaiting U.S. Senate floor action as of the date of this document.

Net neutrality could hurt the Company's ability to reach a wide audience through the streaming platforms to which it intends to distribute its products, which could adversely affect our business and results of operations.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.
We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.
New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product

delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.
Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.
The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our business could be adversely affected if there is a decline in advertising spending.
A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) the increased use of digital video recorders to skip advertisements; (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in users for our content.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.
Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as [name of suppliers], to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

The fantasy sports gaming industry is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment, mobile applications and 9 information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations. Further, if in the future we choose to imbed text or banner advertisements in the interface of our mobile application in order to host advertisements, we may experience a decline in active user behavior, which will in turn potentially decrease advertisers' willingness to purchase advertising from us.

Cyclical and seasonal fluctuations in the economy, in internet usage and in sports seasons may have an effect on our business. Both cyclical and seasonal fluctuations in internet usage and sports may affect our business. Internet usage generally slows during the summer months, queries typically increase significantly in the fourth quarter of each year, the NFL and NCAA college football preseasons begin in August and the regular seasons end in January. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

Potential inability of internet infrastructure may compromise the Company's ability to meet the demand.

The growth of Internet usage has caused frequent interruptions and delays in processing and transmitting data over the Internet. There can be no assurance that the Internet infrastructure or the Company's own network systems will be able to meet the demand placed on it by the continued growth of the Internet, the overall online fantasy sports and gaming industries or of the Company's customers. The Internet's viability could be affected if the necessary infrastructure is not sufficient, or if other technologies and technological devices eclipse the Internet as a viable channel.

Reputational challenges of dealing in the gaming industry.

The gaming industry is subject to negative publicity relating to perceptions of underage gaming, exploitation of vulnerable customers and the historical link of the gaming industry to criminal enterprise. As an operator in the industry, such negative publicity can affect the Company's reputation and correspondingly affect the Company's financial performance. Typically, in the event that our services are accessed by minors and/or problem gamblers, brand reputation could be tarnished. Situations can arise where minors or compulsive gamblers could access our gaming platform. Where they do so, as well as negative publicity and potential regulatory censure, all of which would have a corresponding detrimental effect on the Company.

Financial service providers may be unwilling to transact with the Company.

The Company relies on third party providers of banking and payment processing services for purposes of gameplay on its platform and issuance of equity to end users. Some financial service providers view the fantasy sports industry and gaming industry to be "high risk" and, as a result, are unwilling to transact with and provide services to the Company. The Company may face difficulty forming relationships with banks and payment processors, which may hinder the Company's ability to operate its business.

Inability to complete asset acquisitions could negatively affect the Company.
The Company intends to acquire and is in the process of acquiring certain assets owned by Hubstar, Inc. and Daily Number, Inc., which are important for the operation of the Company's platform. If the Company is unable to complete the acquisition of these assets, its ability to execute against its business plan could be limited.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of five percent (5%) of the dollar amount raised in the Offering above $100,000, with no fee on the first $100,000 raised, or (B) a cash fee of twelve thousand dollars ($15,000.00). The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a SAFE (Simple Agreement for Future Equity), Investors will designate the Lead (as defined above) to act on behalf as proxy on behalf of Investors in respects to instructions related to the Securities. The Lead will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, and to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Lead and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Lead and grant broad authority to the Lead to take certain actions on behalf of the investor.

The Custodian shall serve as the legal title holder of the Securities. Investors will only obtain a beneficial ownership in the Securities.

The Issuer and the Investor shall appoint and authorize the qualified third-party Custodian for the benefit of the Investor, to hold the SAFE and any securities that may be issued upon conversion thereof in registered form in the Custodian's name or the name of the Custodian's nominees for the benefit of the Investor and Investor's permitted assigns. The Custodian may take direction from the Lead who will act on behalf of the Investors, and the Custodian may be permitted to rely on the Lead's instructions related to the Securities. Investors may never become an equity holder, merely a beneficial owner of an equity interest.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Omnibus Nominee Trust Agreement (attached as Exhibit D). Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the Custodian

Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Issuer even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Issuer will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Omnibus Nominee Trust Agreement (as defined in the Security).The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain equity grants and convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.

In the event the Issuer decides to exercise the conversion right, the Issuer will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Vision Sports Ventures, PBC is a mission-driven social sports gaming operator. We will generate revenue by charging a fee on gaming transactions facilitated by our platform, selling paid advertisements and sponsorships to brands, and by selling goods (i.e. merchandise) and services to our community.

The Company was incorporated in Delaware on March 4, 2021. On December 23, 2023, the Company amended its Certificate of Incorporation to reclassify from a Corporation to a Public Benefit Corporation.

The Issuer conducts business in Florida and sells products and services through the internet throughout the United States and internationally.

The company is in the process of acquiring software and intellectual property assets of Daily Number, Inc and Hubstar, Inc. The company has partially completed the acquisition of software assets from Daily Number, Inc by settling the majority of Daily Number, Inc's convertible debt in exchange for SAFEs in the company.

Business Plan

We are a mission-driven, community based social sports gaming company that is built for and by the players. We are building a proprietary, full-service social sports gaming platform. Our first-of-its-kind player ownership model enables our end users to become equity owners and business partners in the company. Collectively, with our players, we are on a mission to become the leading sports gaming platform and turn a predatory industry into a positive force for good.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Daily fantasy sports	Real money, skill-based daily fantasy sports contests.	It is estimated that over 50 million consumers participate in fantasy sports contests each year in the U.S.
Real-Time Brackets	Patented free to play March Madness bracket game that enables users to change their picks in real-time during live NCAA Tournament games.	An estimated 56 million consumers fill out an NCAA Tournament bracket each year in the U.S.

Customer Base

The company's customers are individual consumers of fantasy sports products.

Intellectual Property

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
97755980	041, 042, 045	UPSIDE	January 16, 2023	Pending	United States

The company intends to acquire the intellectual property assets of Hubstar, Inc, which owns several patents protecting the proprietary gameplay of the Real-Time Brackets product. The above-mentioned trademark is pending and not yet registered.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

In certain states, the company will be required to register or obtain a license to operate its daily fantasy sports product. In the future, when the company extends its offering to include a sportsbook product, the company will be required to obtain a license in any state in which it offers the sportsbook product.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	30.00%	$15,000	6.48%	$39,981.60
Campaign marketing expenses or related reimbursement	0.00%	$0	4.05%	$24,988.50
Estimated Attorney Fees	0.00%	$0	6.07%	$37,451.90
Estimated Accountant/Auditor Fees	10.00%	$5,000	0.40%	$2,468.00
General Marketing	0.00%	$0	8.10%	$49,977.00
Repayment of Debt	0.00%	$0	10.12%	$62,440.40
Repayment of obligations in arrears	0.00%	$0	8.10%	$49,977.00
General Working Capital	60.00%	$30,000	39.19%	$241,802.30
Charitable Donations	0.00%	$0	2.75%	$16,967.50
Asset Purchases*	0.00%	$0	14.74%	$90,945.80
Total	**100.00%**	**$50,000**	**100.00%**	**$617,000**

* As described in "Transactions with Related Persons and Conflicts of Interest" section below.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds in its discretion to adhere to the Company's business plan and liquidity requirements.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Thomas McAuley	CEO, 3/4/21 – present; Board of Directors, 3/4/21-present; President, 9/28/23 - present	Vision Sports Ventures, PBC, CEO, 3/4/21 - present. Responsible for the Company's business plan and for securing the resources required to execute against it.	Bachelor's Degree Suffolk University (Entrepreneurship & Finance), 2011
Samuell Williams	COO and Board of Directors, 9/28/23 – present	Vision Sports Ventures, PBC, COO, 9/28/23 – present. Responsible for ensuring the operations of the company. Executive Personal Development Coach, Oct. 2019 – Jun. 2022, Self-employed business owner providing highly tailored program to select group of committed clients aiming to unlock the highest expression of themselves.	Central Michigan University, BA in Sports Administration, 2010
Thomas Alexander	CMO, Sep. 2022-Present	Vision Sports Ventures, PBC, CMO, Sep. 2022-Present, responsible for overseeing and implementing all company strategies and initiatives related to marketing. Radius Care Inc., Chief Marketing Officer (Interim), 2021-Aug. 2022, led beta product market launch including branding, paid and earned media along with original content production and performance metric analytics.	Miami University, business, marketing, 1988
Mark Brenner	Adviser, Apr. 2022 - Present	Vision Sports Ventures, PBC, Adviser, Apr. 2022 -Present, responsible for advising executive personnel on the company's overall business strategy and assisting in areas of business development including but not limited to fundraising, partnerships, and deal negotiations. NarrowCast Ventures, Chief Return on Sacrifice Officer, Nov. 2012-Present, NarrowCast is your advisor-in-action. We roll up our sleeves and drive decisive actions on behalf of early stage companies to ensure funding or for more mature businesses to increase valuation in preparation for an exit. We've earned the trust of over 125	Haverford College, BA, economics, history, 1986 Northwestern University, Kellogg School of Management, MBA, 1990

		clients and been involved with over 75 M&A and funding transactions.	

Indemnification

Indemnification is authorized by the Issuer to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 7,000,000 shares of common stock of which 2,005,000 are issued and outstanding, par value $0.00001 per share (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Authorized	2,000,000
Amount Outstanding	2,000,000
Par Value Per Share	$0.00001
Voting Rights	Ten (10) votes per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The securities into which the SAFE may convert could be diluted if the Company issues more shares of Common Stock.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	99.75%

Type	Class B Common Stock
Amount Authorized	1,000,000
Amount Outstanding	5,000
Par Value Per Share	$0.00001
Voting Rights	One (1) vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The securities into which the SAFE may convert could be diluted if the Company issues more shares of Common Stock.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.25%

Type	Class C Common Stock
Amount Authorized	1,000,000
Amount Outstanding	0
Par Value Per Share	$0.00001
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The securities into which the SAFE may convert could be diluted if the Company issues more shares of Common Stock.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0%

Type	Class D Common Stock
Amount Authorized	3,000,000
Amount Outstanding	0
Par Value Per Share	$0.00001
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The securities into which the SAFE may convert could be diluted if the Company issues more shares of Common Stock.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$1,149,023
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	No discount; no valuation cap.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The securities into which the SAFE may convert could be diluted if the Company issues more SAFE.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0%

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$715,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	20% discount; no valuation cap; 3x liquidation preference; security agreement.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The securities into which the SAFE may convert could be diluted if the Company issues more SAFE.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0%

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$100,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	20% Discount; no valuation cap; 3x liquidation preference; 75% warrant coverage; security agreement.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The securities into which the SAFE may convert could be diluted if the Company issues more SAFE.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0%

Type	Convertible Note
Face Value	$602,500
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	3% interest rate; includes 100% warrant coverage; outstanding balance is $547,500.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The securities into which the SAFE may convert could be diluted if the Company issues more convertible notes.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0%

Type	Convertible Note
Face Value	$50,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The securities into which the SAFE may convert could be diluted if the Company issues more convertible notes.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The securities into which the SAFE may convert could be diluted if the Company issues more convertible notes.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0%

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Development Partner Accrued Services
Creditor	Together Initiatives Ltd
Amount Outstanding	$63,428.74
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	Highly flexible payment terms to paid down incrementally as company liquidity permits
Maturity Date	N/A

Type	Vendor payable
Creditor	Alice.CPA LLC
Amount Outstanding	$3,751.42
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	
Maturity Date	N/A

Type	Team Member Accrued
Creditor	Oklahoma Sports Consultants
Amount Outstanding	$7,500.00
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	Highly flexible payment terms to paid down incrementally as company liquidity permits
Maturity Date	N/A

Type	Accrued Legal Fees
Creditor	Davis & Gilbert LLP
Amount Outstanding	$44,514.70
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	Deferred until company has liquidity sufficient to pay
Maturity Date	N/A

Type	Service Provider Accrued
Creditor	Jenell Williams
Amount Outstanding	$1,500.00
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	Highly flexible payment terms to paid down incrementally as company liquidity permits
Maturity Date	N/A

Type	Team Member/Founder Accrued
Creditor	NarrowCast Ventures, LLC
Amount Outstanding	$60,000.00
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	Highly flexible payment terms to paid down incrementally as company liquidity permits
Maturity Date	N/A

Type	Service Provider Accrued
Creditor	Sportradar
Amount Outstanding	$28,750.00
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	
Maturity Date	50% due by 9/30/24 & 50% due by 12/31/24

Type	Service Provider Accrued
Creditor	Plaid
Amount Outstanding	$7,000.00
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	
Maturity Date	N/A

Type	Team Member/Founder Accrued
Creditor	Thomas Alexander
Amount Outstanding	$98,550.00
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	Highly flexible payment terms to paid down incrementally as company liquidity permits
Maturity Date	N/A

Type	Team Member Accrued
Creditor	Zaki-Rose Corporation
Amount Outstanding	$40,000.00
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	Highly flexible payment terms to paid down incrementally as company liquidity permits
Maturity Date	N/A

Type	Team Member Accrued
Creditor	Zenith Advisory Services LLC
Amount Outstanding	$5,980.00
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	Highly flexible payment terms to paid down incrementally as company liquidity permits
Maturity Date	N/A

Type	Accrued Legal Fees
Creditor	Perkins & Coie LLP
Amount Outstanding	$73,076.23
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	Deferred until company has liquidity sufficient to pay
Maturity Date	N/A

Type	Team Member Accrued
Creditor	Foysal Zafree
Amount Outstanding	$17,500.00
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	Highly flexible payment terms to paid down incrementally as company liquidity permits
Maturity Date	N/A

Type	Team Member Accrued
Creditor	OpenDeal Portal LLC
Amount Outstanding	$5,000.00
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	
Maturity Date	11/21/24

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Thomas A. McAuley	750,000 shares of Class A Common Stock	37.5%
Samuell N. Williams	750,000 shares of Class A Common Stock	37.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Cash and Cash Equivalents

As of July 31, 2024 the Issuer had an aggregate of $702.01 in cash and cash equivalents, leaving the Issuer with approximately 0 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any). The limited cash on hand does not pose serious risk to the business at this stage due to the fact that all key team members have a vested interest in the company's long-term success and are willing and able to work in lieu of cash until the company is adequately capitalized.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The company has raised $1,452,500 in pre-seed and seed capital to date. Following the Offering, the company should be able to sustain operations for approximately 8 months prior to requiring additional capital, although the Company will seek to raise additional capital sooner. The most significant challenge that faces the company is the need to raise additional capital to sustain marketing and operations until the company reaches profitability.

In addition to the Offering, the Issuer intends to concurrently undertake to raise up to $5,000,000 pursuant to Rule 506(b) of Regulation D by offering to sell up to $5,000,000 in securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "Concurrent Offering"). No investors in this Offering, or potential investors who learned of the Issuer as a result of this Offering, will be permitted to invest in the Concurrent Offering.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
The Company is obligated to make monthly payments for real-time sports data per the attached Sportsradar contract through December 2025. The Company is also contractually obligated to make monthly payments to its KYC provider, Plaid, through February 2025.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

This amendment is filed to (i) extend the Offering Deadline to March 1st, 2025, (ii) update the maximum raise amount to $617,000, (iii) update the maximum individual purchase amount to $250,000, (iv) update the USE OF PROCEEDS section, (v), add <u>Exhibit F </u>(Updated Campaign Page).

The Company is in the process of finalizing the purchase of assets from Daily Number, Inc. and Hubstar, Inc., which are previous entities founded by CEO Thomas McAuley and related to the Company by common control. The Company will be purchasing software assets from Daily Number, Inc which will power Upside's daily fantasy sports platform, and the Company will be acquiring intellectual property assets, including patents, from Hubstar, Inc. the current owner of intellectual property for Real-Time Brackets. To date, the Company has issued SAFEs totaling $1,149,023 in exchange to release convertible notes of Daily Number Inc. and Daily Number Holdings LLC (parent company of Daily Number Inc). The $1,149,023 of SAFEs issued will be credited against the purchase price that the Company pays for software assets when the purchase is finalized. Additionally, as a part of finalizing the purchase of assets from Daily Number, Inc. the outstanding balance owed by Daily Number Inc. to the Company will be forgiven and credited to the final purchase price. The Company intends to use proceeds from the Offering for legal fees required to finalize the acquisition of assets from Daily Number, Inc. & Hubstar, Inc.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Notes	$50,000.00	1	Working capital	July 29, 2022	Rule 506(b)
Convertible Notes	$597,500.00	1	Working capital	May 5, 2023	Rule 506(b)
SAFE (Simple Agreement for Future Equity)	$1,149,023	24	Working capital	May 21, 2024 – June 1, 2024	Rule 506(b)
SAFE (Simple Agreement for Future Equity)	$715,000.00	7	Working capital	March 24, 2023 – January 18, 2024	Rule 506(b)
SAFE (Simple Agreement for Future Equity)	$100,000.00	1	Working capital	June 11, 2024	Rule 506(b)
Common Stock (Class A)	$1.00	100,000	Nominal proceeds	March 4, 2021	Rule 506(b)
Common Stock (Class A)	$6.50	650,000	Nominal proceeds	December 28, 2023	Rule 506(b)
Common Stock (Class A)	$7.50	750,000	Nominal proceeds	December 28, 2023	Rule 506(b)
Common Stock (Class A)	$2.50	250,000	Nominal proceeds	December 29, 2023	Rule 506(b)
Common Stock (Class A)	$2.50	250,000	Nominal proceeds	December 29, 2023	Rule 506(b)
Common Stock (Class B)	$0.05	5,000	Nominal proceeds	December 29, 2023	Rule 506(b)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

Loans

Related Person/Entity	Thomas McAuley
Relationship to the Company	Director, Officer, and 20%+ Shareholder
Total amount of money involved	$33,100.00
Description of the transaction	In 2023, the Company advanced funds to Thomas McAuley, a director, officer, and 20%+ shareholder, in the amount of $33,100, at an interest rate of 3%, and payable on demand. As of December 31, 2023, the total outstanding balance was $18,957.

Related Person/Entity	Thomas McAuley
Relationship to the Company	Director, Officer, and 20%+ Shareholder
Total amount of money involved	$530,280.00
Description of the transaction	During 2023 and 2022 the Company advanced funds to Daily Number, Inc., an entity in which Thomas McAuley has an equity interest. Advances bear interest at 3% and are due on demand. As of December 31, 2023 and 2022, the total outstanding balance was $530,280 and $222,472, respectively.

Future Transactions

Related Person/Entity	Thomas McAuley
Relationship to the Company	Director, Officer, and 20%+ Shareholder
Total amount of money involved	$3,220,728*
Description of the transaction	The Company intends to purchase software assets from Daily Number, Inc., an entity in which Thomas McAuley has an equity interest.

* This amount includes $1,149,023 of convertible notes issued by Daily Number, Inc. that have been settled into SAFEs issued by Vision Sports Ventures, PBC. The remainder of this amount is expected to be paid in the form of a maximum of $132,000 cash, a maximum of $567,000 in assumed liabilities of Daily Number, Inc. (intended to be structured as long term liabilities of Vision Sports Ventures, PBC), and $1,372,705 of additional SAFEs.

Related Person/Entity	Thomas McAuley
Relationship to the Company	Director, Officer, and 20%+ Shareholder
Total amount of money involved	$1,913,515
Description of the transaction	The Company intends to purchase intellectual property assets from Hubstar, Inc., an entity in which Thomas McAuley has an equity interest.

* This amount is expected to be comprised of approximately $50,000 cash, approximately $36,000 in assumed liabilities of Hubstar, Inc. (intended to be structured as long term liabilities of Vision Sports Ventures, PBC), and $1,827,515 of SAFEs.

Current Interest in Property and Current Business Dealings

Related Person/Entity	Thomas McAuley
Relationship to the Company	Director, Officer, and 20%+ Shareholder
Total amount of money involved	$530,280.00
Description of the transaction	The Company uses in its business the software assets of Daily Number, Inc. an entitiy in which Thomas McAuley has an equity interest.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at www.upsideapp.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

<center>**ADDITIONAL INFORMATION**</center>

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

Vision Sports Ventures, PBC
(Issuer)

By:

/s/Thomas A. McAuley
(Signature)

Thomas A. McAuley
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Thomas A. McAuley
(Signature)

Thomas A. McAuley
(Name)

President
(Title)

12/12/24
(Date)

/s/ Samuell N. Williams
(Signature)

Samuell N. Williams
(Name)

COO
(Title)

12/12/24
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Vision Sports Ventures, PBC

(a Delaware Corporation)

Reviewed Financial Statements

As of the year ended December 31, 2023 and
December 31, 2022

Reviewed by:

Alice CPA

Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Vision Sports Ventures, PBC
Table of Contents





Independent Accountant's Review Report

August 14, 2024
To: Board of Directors of Vision Sports Ventures, PBC
Re: 2023 and 2022 Financial Statement Review– Vision Sports Ventures, PBC

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of Vision Sports Ventures, PBC (the "Company"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022 and the related statements of income, equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Vision Sports Ventures, PBC for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
August 14, 2024


229 Park Ave S, Suite 70037
New York, New York 10003–
1502


Info@Alice.CPA



Vision Sports Ventures, PBC
Formerly known as Vision Sports Ventures, Inc.
BALANCE SHEETS
December 31, 2023 and 2022
(Unaudited)

	2023	2022
ASSETS		
Current Assets		
Prepaid expenses	$ 28,500	$ -
Total Current Assets	28,500	-
Other Assets		
Intangible asset, net	3,913	-
Due from shareholder	18,944	-
Due from affiliate	530,280	222,472
Total Other Assets	553,137	222,472
Total Assets	$ 581,637	$ 222,472
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	226,128	104,087
Accrued expenses	97,824	6,829
Accrued interest	18,112	4,391
Current portion of convertible notes payable	467,500	-
Total Current Liabilities	809,564	115,307
Long-Term Liabilities		
Convertible notes payable	50,000	385,000
Total Long-Term Liabilities	50,000	385,000
Total Liabilities	859,564	500,307
Stockholders' Equity (Deficit)		
Common Stock, $0.00001 par value	20	1
Subscription receivable	(13)	(1)
SAFE notes	695,000	-
Accumulated deficit	(972,934)	(277,835)
Total Stockholders' Equity (Deficit)	(277,927)	(277,835)
Total Liabilities and Stockholders' Equity (Deficit)	$ 581,637	$ 222,472

The accompanying footnotes are an integral part of these financial statements.

Vision Sports Ventures, PBC
Formerly known as Vision Sports Ventures, Inc.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2023 and 2022
(Unaudited)

	2023	2022
Revenues	$ -	$ -
Cost of goods sold	-	-
Gross Profit	-	-
Operating Expenses		
General and administrative	51,157	-
Salaries and wages	63,271	-
Professional fees	515,134	272,918
Product development	60,591	-
Depreciation and amortization	118	-
Total Operating Expenses	690,271	272,918
Other Income		
Interest income	10,644	2,082
Interest expense	(15,021)	(4,391)
Total Other income (expense)	(4,377)	(2,309)
Net income (loss) before taxes	(694,648)	(275,227)
Income tax provision	450	758
Net income (loss)	$ (695,098)	$ (275,985)

The accompanying footnotes are an integral part of these financial statements.

Vision Sports Ventures, PBC
Formerly known as Vision Sports Ventures, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2023 and 2022
(Unaudited)

	Common Stock Class A Value ($ par)	Common Stock Class B Value ($ par)	Stock Subscription Receivable	SAFE Notes	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance as of December 31, 2021	$ 1	$ -	$ (1)	$ -	$ (1,850)	$ (1,850)
Net loss	-	-	-	-	(275,985)	(275,985)
Balance as of December 31, 2022	$ 1	$ -	$ (1)	$ -	(277,835)	(277,835)
Issuance of Common stock	19	-	(12)	-	-	7
Issuance of SAFE Notes	-	-	-	695,000	-	695,000
Net loss	-	-	-	-	(695,099)	(695,099)
Balance as of December 31, 2023	$ 20	$ -	$ (13)	$ 695,000	$ (972,934)	$ (277,927)

The accompanying footnotes are an integral part of these financial statements.

Vision Sports Ventures, PBC
Formerly known as Vision Sports Ventures, Inc.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2023 and 2022
(Unaudited)

	2023	2022
Cash Flows from Operating Activities		
Net Income (Loss)	$ (695,099)	$ (275,985)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Accrued interest	13,721	4,391
Depreciation and amortization	118	-
Changes in operating assets and liabilities:		
Prepaids	(28,500)	-
Accounts payable	122,041	104,087
Accrued expenses	90,995	4,979
Net cash provided by (used in) operating activities	(496,724)	(162,528)
Cash Flows from Investing Activities		
Purchase of domain names	(4,031)	-
Advances to affiliate	(307,808)	(222,472)
Advances to shareholder	(18,944)	-
Net cash used in investing activities	(330,783)	(222,472)
Cash Flows from Financing Activities		
Proceeds from issuance of convertible notes	132,500	385,000
Issuance of stock	7	-
Issuance of SAFE notes	695,000	-
Net cash used in financing activities	827,507	385,000
Net change in cash and cash equivalents	-	-
Cash and cash equivalents at beginning of period	-	-
Cash and cash equivalents at end of period	$ -	$ -
Supplemental information		
Interest paid	$ 1,300	$ -
Income taxes paid	$ 450	$ 758

The accompanying footnotes are an integral part of these financial statements.

Vision Sports Ventures, PBC
(formerly known as Vision Sports Ventures, Inc.)
Notes to Unaudited Financial Statements
December 31, 2023 and 2022
(Unaudited)

Note 1 – Organization and Nature of Business

Vision Sports Ventures, Inc, was formed as a Delaware corporation on March 4, 2021. On December 23, 2023 Vision Sports Ventures, Inc. changed its name to Vision Sports Ventures, PBC (the "Company"). The Company is building a proprietary full-service social fantasy sports & betting platform.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2023 and 2022, the Company did not have any cash equivalents.

Prepaid Expenses

The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness. Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheets.

Intangibles

Intangibles assets consist of domain names, which are amortized over the estimated economic useful life of 10 years. The Company's management regularly reviews the carrying value of these assets for impairment and decline in value. Management believes that no impairment exists with respect to these assets as of December 31, 2023 and 2022.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers* (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the company expects to receive in exchange for those goods or services.

The Company applies the following five-step model in order to determine this amount:
 i.   Identification of the promised goods in the contract;

Vision Sports Ventures, PBC
(formerly known as Vision Sports Ventures, Inc.)
Notes to Unaudited Financial Statements
December 31, 2023 and 2022
(Unaudited)

ii.   Determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract;
iii. Measurement of the transaction price, including the constraint of variable consideration;
iv.   Allocation of the transaction price of the performance obligations; and
v.   Recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable the entity will collect the consideration it is entitled to in exchange for the goods and services it transfers to the customer. Once a contract is determined to be within the scope of Topic 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied.

As of December 31, 2023 and 2022 the Company is pre-revenue and has not received an consideration for future sales.

Advertising

The Company expenses advertising costs as they are incurred.

Income Taxes

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company has no liabilities for uncertain tax positions at December 31, 2023 and 2022. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Note 3 – Intangibles

Intangible assets consisted of the following as of December 31, 2023 and 2022:

	2023	2022
Domain names	$ 4,031	$ -
Less: accumulated amortization	(118)	(-)
Net Intangible Asset	$ 3,913	$ -

Amortization expense for the years ended December 31, 2023 and 2022 was $118, and $0, respectively. Future annual amortization expense is as follows:

Year Ending December 31,
2024	$ 403
2025	403
2026	403
2027	403
2028	403
Thereafter	1,898
Total future amortization	$ 3,913

Vision Sports Ventures, PBC
(formerly known as Vision Sports Ventures, Inc.)
Notes to Unaudited Financial Statements
December 31, 2023 and 2022
(Unaudited)

Note 4 – Related Party Transactions

During 2023 the Company advanced funds to a shareholder totaling $33,100. Advances bear interest at 3% and is due on demand. As of December 31, 2023 the total outstanding balance was $18,957.

During 2023 and 2022 the Company advanced funds to Daily Number, Inc., an entity related by common control. Advances bear interest at 3% and are due on demand. As of December 31, 2023 and 2022, the total outstanding balance was $530,280 and $222,472, respectively.

Note 5 – Convertible Notes Payable

During 2022 the Company issued a $50,000 convertible note payable that bears a simple 3.0% interest rate. The note may not be repaid prior to maturity without the consent of the holder. The note is senior in all respects to all other indebtedness of the Company at issuance and thereafter.

In the event that the Company issues and sells shares of its equity securities to investors (on or before the maturity Date in an equity financing, then, the outstanding principal amount of the note and any unpaid accrued interest shall automatically convert in whole without further action by the holder into the equity securities sold in the equity financing at a conversion price equal to the cash price paid per share for in the equity financing.

Additionally, the note contains a provision to issuance stock warrants to the holders. Immediately prior to the consummation of an equity financing or the consummation of a change of control whichever occurs first, the Company will issue to the holder a warrant initially exercisable to purchase up to the number of shares (rounded down to the nearest whole share) of equity securities equal to:

(i) in the event of an equity financing, one-half times the quotient of (x) the original principal amount of the note divided by (y) the conversion price (as defined above); or
(ii) in the event of a change of control, one-half time the quotient of (x) the original principal amount of the note divided by (y) the dollar value of the per share consideration of the Company's common stock in the change of control (as reasonably determined by the Company's board of directors in good faith).

During 2022 the Company issued a $150,000 convertible note payable that bears a simple 3.0% interest rate. The convertible note allows for additional advances under the same terms as the first advance. The note may not be repaid prior to maturity without the consent of the holder. The note is senior in all respects to all other indebtedness of the Company at issuance and thereafter.

In the event that, on or before the repayment of the note, the Company issues and sells shares of its capital stock to investors in an equity financing with an aggregate sales price of not less than $2,000,000 (a "Qualified Equity Financing"), then, at the election of the holder, all or a portion of the consolidated indebtedness and the unpaid accrued interest thereon shall convert into equity securities sold in the Qualified Equity Financing at a conversion price equal to the lowest cash price paid per share for Equity Securities by the Investors in the Qualified Equity Financing (the "Conversion Price").

Additionally, the note contains a provision to issuance stock warrants to the holders. Immediately prior to the consummation of a Qualified Equity Financing, the Company will issue to the Holder a warrant initially exercisable to purchase up to the number of shares of common stock of the Company (the "Common Stock") equal to the quotient (rounded down to the nearest whole share) of (x) the Consolidated Indebtedness divided by (y) the Conversion Price (as defined below).:

Additionally, the note contains a provision if the Company consummates a change of control while the note remains outstanding, the Company shall repay the holder in cash in an amount equal to two times the consolidated indebtedness plus any unpaid accrued interest thereon.

Vision Sports Ventures, PBC
(formerly known as Vision Sports Ventures, Inc.)
Notes to Unaudited Financial Statements
December 31, 2023 and 2022
(Unaudited)

The Company issued the following convertible notes payable which are outstanding:

Origination Date	Original Balance (USD)	Maturity Date	Interest Rate	December 31, 2023 Balance (USD)	December 31, 2022 Balance (USD)
7/29/2022	$ 50,000	7/31/2025	3%	$ 50,000	$ 50,000
5/5/2022	$ 150,000**	11/30/2024	3%	$ 467,500**	$ 335,000**

** During 2022 an additional $185,000 was added to the convertible note.
** During 2023 an additional $187,500 was added to the convertible note.

Future principal repayments are as follows:

For the Years Ending December 31,		
2024	$	467,500
2025		50,000
Thereafter		0

Accrued interest on convertible notes for the years ended December 31, 2023 and 2022 was $18,112 and $4,391, respectively.

Note 6 – Stockholders' Equity

The Company's authorized, issued and outstanding shares by class is as follows:

December 31, 2023

Class	Authorized	Issued	Outstanding
Common Stock Class A	2,000,000	2,000,000	2,000,000
Common Stock Class B	1,000,000	5,000	5,000
Common Stock Class C	1,000,000	0	0
Common Stock Class D	3,000,000	0	0

December 31, 2022

Class	Authorized	Issued	Outstanding
Common Stock Class A	1,000,000	100,000	100,000

Common Stock

Voting
Except as otherwise expressly provided herein or required by law, the holders of Class C Common Stock and Class D Common Stock shall not be entitled to vote on any matters. Except as otherwise expressly provided herein, each holder of outstanding shares of: (i) Class A Common Stock shall be entitled to ten (10) votes per each share of Class A Common Stock held thereby of record on the books of the Corporation; and (ii) Class B Common Stock shall be entitled to one (1) vote per each share of Class B Common Stock held thereby of record on the books of the Corporation on all matters submitted to a vote of stockholders, including, without limitation, the election of directors, excluding those matters required to be submitted to a class or series vote pursuant to the terms hereof or by law.

Simple Agreements for Future Equity (SAFE) Notes

During 2023 the Company issued $695,000 SAFE notes. There were no SAFE notes converted into shares of the Company during the year. The SAFE notes contain a conversion discount rate of 20%.

If there is an Equity Financing before the termination of the SAFE notes, on the initial closing of such Equity Financing, the SAFE notes will automatically convert into capital stock having the same rights, privileges, preferences and restrictions of the stock being issued in the Equity Financing.

Vision Sports Ventures, PBC
(formerly known as Vision Sports Ventures, Inc.)
Notes to Unaudited Financial Statements
December 31, 2023 and 2022
(Unaudited)

If there is a Liquidity Event before the termination of the SAFE notes, the SAFEs will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below and the "MFN" Amendment Provision below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) two time (2x) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Liquidation Priority
In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of Senior Secured Notes (as defined in the Security Agreement);

(ii) On par with payments for other Safes, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes in proportion to the full payments that would otherwise be due;

(iii) Senior to payment of any other outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); and

(iv) Senior to payments for Preferred and Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

"MFN" Amendment Provision
If the Company issues any Subsequent Convertible Securities with terms more favorable than those of this Safe (including, without limitation, a valuation cap and/or discount) prior to termination of this Safe, the Company will promptly provide the Investor with written notice thereof, together with a copy of such Subsequent Convertible Securities (the "MFN Notice") and, upon written request of the Investor, any additional information related to such Subsequent Convertible Securities as may be reasonably requested by the Investor. In the event the Investor determines that the terms of the Subsequent Convertible Securities are preferable to the terms of this instrument, the Investor will notify the Company in writing within 10 days of the receipt of the MFN Notice. Promptly after receipt of such written notice from the Investor, the Company agrees to amend and restate this instrument to be identical to the instrument(s) evidencing the Subsequent Convertible Securities

Note 7 – Income Taxes

The Company recognizes deferred tax assets and liabilities for the tax effects of differences between the financial statements and tax basis of assets and liabilities. A valuation allowance is established to reduce the deferred tax assets if it is more likely than not that a deferred tax assets will not be realized.

Vision Sports Ventures, PBC
(formerly known as Vision Sports Ventures, Inc.)
Notes to Unaudited Financial Statements
December 31, 2023 and 2022
(Unaudited)

The components of income tax provision related to continuing operations are as follows at December 31,:

	2023	2022
Current tax expense (benefit):		
Federal	$ -	$ -
State	450	758
	450	758
Deferred tax expense (benefit):		
Federal	-	-
State	-	-
	-	-
Total income tax benefit	$ 450	$ 758

The ultimate realization of net deferred tax assets is dependent upon the generation of sufficient future taxable income. Deferred tax assets and liabilities are based on an effective rate of 21% as of December 31, 2023 and 2022. The components of deferred tax assets and liabilities are as follows at December 31,:

	2023	2022
Deferred tax assets:		
Net operating loss	$ 190,483	$ 58,345
Total deferred income tax assets	190,483	58,345
Deferred income tax liabilities:		
Total deferred income tax liabilities	(0)	(0)
Less: valuation allowance	(190,483)	(58,345)
Net deferred income tax assets	$ -	$ -

The Company records a valuation allowance to reduce deferred tax assets, based on the weight of the available evidence, that it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining the need for a valuation allowance, an assessment of all available evidence both positive and negative was required.

In accordance with the provisions of ASC 740: Income Taxes, the Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. At December 31, 2023 and 2022, the Company has no liabilities for uncertain tax positions. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Note 8 – Commitments and Contingencies

Commercial Matters

From time to time, the Company may become subject to threatened and/or asserted claims arising in the ordinary course of business. Management is not aware of any matters, either individually or in the aggregate, that are reasonably likely to have a material adverse effect on the Company's financial condition, results of operations or liquidity.

Note 9 – Subsequent Events

Management's Evaluation

Management has evaluated subsequent events through August 14, 2024, the date on which the financial statements were available to be issued.

Convertible Notes

In January 2024 the Company received an additional advance on a convertible note for $25,000. In March 2024 the Company received an additional advance on a convertible note for $50,000. In July 2024 the Company received an additional advance on a convertible note for $5,000. In August 2024 the Company received an additional advance on a convertible note for $15,000.

Vision Sports Ventures, PBC
(formerly known as Vision Sports Ventures, Inc.)
Notes to Unaudited Financial Statements
December 31, 2023 and 2022
(Unaudited)

SAFE Notes

In January 2024 the Company issued a SAFE Note for $20,000 with similar terms to the SAFEs issued in 2023.

In June 2024 the Company issued a SAFE Note for $100,000. The SAFE also contained a provision for warrants to be issued initially exercisable to purchase up to the number of shares (rounded down to the nearest whole share) of Safe Capital Stock equal to:

(i) in the event of an Equity Financing, three-quarters times the quotient of (x) the original principal amount of this Safe divided by (y) the Conversion Price (as defined below); or
(ii)in the event of a Change of Control, three-quarters times the quotient of (x) the original principal amount of this Safe divided by (y) the dollar value of the per share consideration of the Company's common stock in the Change of Control (as reasonably determined by the Company's board of directors in good faith).

Additionally, the liquidity event terms on all previous SAFEs were amended to be the greater of (i) three times (3x) the purchase amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price (the "Conversion Amount")."

Short Term Loans

In May 2024 the Company received a 60-day loan for $5,000. This loan was paid back on June 11, 2024, along with $250 in interest.

Pending Software Acquisition

As of the Date of Management's Evaluation, the Company issued SAFEs totaling $1,149,023 in exchange to release convertible notes of Daily Number Inc. and Daily Number Holdings LLC (parent company of Daily Number Inc). The $1,149,023 of SAFEs issued and related due from affiliates balances will be credited against the purchase price that the Company pays for software assets when the purchase is finalized.

Crowdfunding Campaign

The Company intends to offer Simple Agreements for Future Equity (SAFEs) under Regulation CF to fund operations. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED, OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

VISION SPORTS VENTURES, PBC

SAFE
(Simple Agreement for Future Equity)

Series 2024CF SAFE

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2024CF SAFE holders, the "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of SAFE], Vision Sports Ventures, PBC, a Delaware public benefit corporation (the "**Issuer**"), hereby issues to the Investor the right to certain shares of the Issuer's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is twenty percent (20%).

The "**Pre-Money Valuation Cap**" is $45,000,000. See Section 2 for certain additional defined terms.

1. Events

(a) **Equity Financing Event**. If an Equity Financing (defined below) occurs before this instrument terminates in accordance with Sections 1(b)-(d), the Issuer shall promptly notify the Investor and the Custodian (defined below) of the closing, or anticipated closing, of the Equity Financing and issue to the Custodian a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the Equity Financing, subject to the terms of this Section 1. In connection with the conversion of this SAFE, the Custodian will execute and deliver to the Issuer all of the transaction documents related to the Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (as defined below).

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this SAFE (whether pursuant to Sections 1(a), (c) or (e)), the holder of this SAFE will automatically be entitled (subject to the liquidation priority set forth below in Section 1(d)) to receive a portion of Proceeds, due and payable to the holder of this SAFE immediately prior to, or concurrent with, the consummation of such Liquidity Event,

equal to the **greater of** (i) three times (3x) the Purchase Amount (or a lesser amount as described below) (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price (the "**Conversion Amount**").

Notwithstanding the foregoing, if the Issuer's board of directors determines in good faith that delivery of Capital Stock to the holder of this SAFE pursuant to this Section 1(b) would violate applicable law, rule or regulation, then the Issuer shall deliver to the holder of this SAFE in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Issuer's board of directors.

(c) **Dissolution Event**.

(i) If there is a Dissolution Event (defined below) before termination of this SAFE, this SAFE's holder will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds (defined below) equal to the Cash-Out Amount, due and payable to the holder of this SAFE immediately before the consummation of the Dissolution Event.

(ii) This SAFE secured by certain collateral as more particularly described in the Security Agreement, dated as of March 24, 2023, by and among the Vision Sports Ventures, Inc., Hubstar, Inc., Daily Number, Inc. and the other parties thereto, as may be amended and/or restated (the "**Security Agreement**").

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The holder of this SAFE's right to receive its Cash-Out Amount is:

(i) Junior to payment of Senior Secured Notes (as defined in the Security Agreement);

(ii) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(iii) On par with payments for other Series 2024CF SAFEs, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Series 2024CF SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Series 2024CF SAFEs and/or Preferred Stockholders in proportion to the full payments that would otherwise be due; and

(iv) Senior to payments for Common Stock.

The holder of this SAFE's rights to receive their Conversion Amount is (A) on par with payments for Common Stock and other 2024 CF SAFEs and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above.

(e) **Termination**. This SAFE automatically terminates (without relieving the Issuer or holder of this SAFE of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the holder of this SAFE pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due to the holder of this SAFE pursuant to Section 1(b) or Section 1(c) as subject to Section 1(d).

2.   **Definitions**

"**Capital Stock**" means the capital stock of the Issuer, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than fifty percent (50%) of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Issuer.

"**Conversion Price**" means either: (i) the SAFE Price (ii) the Discount Price, or (iii) Equity Financing Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Custodian**" means Brassica Trust Company LLC and its successors and assigns.

"**Direct Listing**" means the Issuer's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing Capital Stock of the Issuer for resale, as approved by the Issuer's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code, or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Issuer issues and sells Capital Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Equity Financing Price**" shall mean (x) if the pre-money valuation of the Issuer immediately prior to the Equity Financing is less than or equal to the Pre-Money Valuation Cap, the lowest price per share of the Equity Securities sold in the Equity Financing or (y) if the pre-money valuation of the Issuer immediately prior to the Equity Financing is greater than the Pre-Money Valuation Cap, the SAFE Price.

"**Equity Securities**" shall mean Capital Stock (whether Common Stock or Preferred Stock), any other capital or profits interest of the Issuer, or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred

Stock, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the Unissued Option Pool, (ii) convertible promissory notes issued by the Issuer, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (i) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (1) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (2) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (ii) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (iii) the completion of a reverse merger or take-over whereby an entity (1) whose securities are listed and posted for trading or quoted on a recognized exchange, or (2) is a reporting Issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of issued and outstanding shares of Capital Stock (on an as-converted to Common Stock basis), assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the Unissued Option Pool, (ii) convertible promissory notes issued by the Issuer, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control, a Direct Listing, or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Pre-Money Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed 180 days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Issuer.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Preferred Stock price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Reg. CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a SAFE, which is issued by the Issuer for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Pre-Money Valuation Cap divided by (y) the Fully Diluted Capitalization.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Issuer plan.

3. **Custodian; Securities Entitlement**

(a) The Issuer and the Investor appoints and authorizes the Custodian for the benefit of the Investor, to hold the SAFE and any securities that may be issued upon conversion thereof in registered form in the Custodian's name or the name of the Custodian's nominees for the benefit of the Investor and the Investor's permitted assigns. The Investor acknowledges and agrees that upon acceptance of the SAFE, the Issuer shall issue and deliver the SAFE to the Custodian, who shall solely hold such SAFE and any securities that may be issued upon conversion thereof for the benefit of the Investor and shall be a "protected purchaser" of such SAFE within the meaning of Section 8-303 of the Delaware Uniform Commercial Code, which shall be in book-entry uncertificated form, and that the Investor shall hold and acquire only a "securities entitlement" within the meaning of Section 8-501 of the Delaware Uniform Commercial Code in the SAFE and any securities that may be issued upon conversion thereof equal to the ratio of the Investor's purchase amount to the aggregate purchase amounts of the SAFE in the Offering.

(b) Issuer and Investor acknowledge and agree that the Custodian may assign any and all of its agreements with Investor, delegate its duties thereunder, and transfer Investor's SAFE and any securities that may be issued upon conversion thereof to any of its affiliates or to its successors and assigns, whether by merger, consolidation or otherwise, in each case, without the consent of the Investor or the Issuer. Investor acknowledges and agrees that Investor may not assign or transfer any of its rights or obligations under such agreements without the Custodian's prior written consent, and any attempted transfer or assignment in violation hereof shall be null and void.

4. **Issuer Representations, Warranties and Covenants**

The Issuer represents, warrants, and covenants to the Investor and the Intermediary as follows:

(a)   The Issuer is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Issuer. This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Issuer, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Issuer's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Issuer shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**ICA**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the ICA, (iii) not disqualified from selling securities under Rule 503(a) of Reg. CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Issuer hereby authorizes the Custodian to hold this SAFE and the securities issuable upon conversion thereof in registered form in its name or the name of its nominees for the benefit of the Investors, which shall be in uncertificated form. The Issuer agrees that the Custodian is an intended third-party beneficiary to the representations made by the Investor and the Issuer via the SAFE, including, without limitation, any representations, warranties, and covenants made by the Issuer and the Investor.

5.   **Investor Representations, Warranties, and Covenants**

The Investor represents, warrants and covenants to the Issuer, the Issuer's representatives and agents, and Intermediary, as follows:

(a)   The Investor has full legal capacity, power and authority to execute and deliver this SAFE and to perform its obligations hereunder. This SAFE constitutes a valid and binding obligation of the Investor, enforceable per its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities (collectively, the "**Securities**") have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that the Securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Reg. CF, in which case certain state transfer restrictions may apply.

(c)   The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing the Securities in compliance with, the investment limitations set forth in Rule 100(a)(2) of Reg. CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the Securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the Securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the Securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that the Securities provide the Investor no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the Securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for this instrument and the Securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase of or holding of the Securities, or any securities convertible or issuable therefrom, is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, the Investor will immediately notify the Issuer. The Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Securities, or any securities convertible or issuable therefrom, to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, purchase and payment for, and continued ownership of, its beneficial interest in the Securities, or any securities convertible or issuable therefrom, will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the purchase of its beneficial interest in the Securities, or any securities convertible or issuable therefrom; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Securities, or any securities convertible or issuable therefrom. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions with respect to the Securities, or any securities convertible or issuable therefrom, (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this SAFE; (ii) the execution, delivery and performance by the Investor of the SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of the SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask the Issuer questions about its business plans, "Risk Factors," and all other information presented in the offering documents related to this transaction.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

(m)   This SAFE has been duly authorized, executed and delivered by the Investor and, upon due authorization, execution and delivery by the Issuer, will constitute the valid and legally binding agreement of the Investor enforceable in accordance with its terms against the Investor, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other laws of general application relating to or affecting the enforcement of creditors' rights and remedies, as from time to time in effect; (ii) application of equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law); and (iii) considerations of public policy or the effect of applicable law relating to fiduciary duties.

(n)   Investor directs the Issuer to issue the Securities that are ultimately issued pursuant to this SAFE in the name of the Custodian, and the Investor acknowledges and agrees that the Custodian will hold the Securities in registered form for the benefit of the Investors, which shall be in uncertificated form. To the extent otherwise agreed upon in writing between the Investor and the Custodian, Custodian may take direction from the Lead, who will act on behalf of the Investors, and the Issuer, the Intermediary and the Custodian may be permitted to rely on the Lead's instructions relating to the Securities. The Investor agrees that the Custodian is an intended third-party beneficiary to the representations made by the Investor and the Issuer via the SAFE, including, without limitation, any representations, warranties, and covenants made by the Issuer and the Investor.

(o)   The Investor will maintain an account in good standing with Custodian pursuant to a valid and binding Custody Account Agreement. To the extent any of the provisions of such Custody Account Agreement contradict this instrument, the Custody Account Agreement shall be provided precedence.

(p)   The Investor agrees any action contemplated by this instrument and requested by the Issuer must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor or the Custodian as Investor's agent.

6.   **Transfer Restrictions**.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than five percent (5%) of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Issuer (and the shares or securities of the Issuer held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE ISSUER'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Issuer, the Investor shall have furnished the Issuer with an opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such shares under the Securities Act.

(e)   If the Investor intends to transfer the SAFE ("**Transfer**"), the party accepting transfer ("**Transferee**") must pass and continue to comply with any applicable know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and, at the Issuer's sole determination, execute an Omnibus Nominee Trust Agreement, provided in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute an Omnibus Nominee Trust Agreement contemporaneously with the Transfer, if determined necessary in the Issuer's sole discretion, may render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(f)   The Investor understands and agrees that the Issuer will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Issuer's charter or bylaws, any other agreement between the Investor and the Issuer or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

7.   Tokenization and Fractionalization

(a)   The Issuer has the right, but not the obligation, to mint and distribute to, or for the benefit of, the Investor digital tokens ("**Tokens**") on a blockchain network, which may serve as a digital representation of, or economic arrangement to, the Securities or as a technological means of providing a transfer instruction to the Issuer or an entitlement order to a securities intermediary holding this SAFE on behalf of others. The Tokens, if issued, may embody certain rights, preferences, privileges, and restrictions of the respective Securities to which they relate or may provide the means to give such instructions or entitlement orders.

(b)   The Securities, whether in the form of Tokens or otherwise, may be issued in whole or fractional parts, in the Issuer's sole discretion.

8.   Miscellaneous

(a)   The Investor agrees to execute an Omnibus Nominee Agreement contemporaneously and in connection with the purchase of this SAFE. The Investor agrees and understands that the Investor's failure to execute an Omnibus Nominee Agreement contemporaneously with this SAFE may render the SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Issuer's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument.

(c)   Any provision of this SAFE may be amended, waived or modified only upon the written consent of both the Issuer and the Lead.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Issuer or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive purchase rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the Issuer and the Investor; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Issuer may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   Custodian through this SAFE and related Omnibus Nominee Agreement entered into between the Investor and Custodian shall be considered legal record holder of the SAFE and any shares of securities convertible thereon, including Capital Stock.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   The parties acknowledge and agree that for United States federal and state income tax purposes only this SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

[*Signature Page Follows*]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

VISION SPORTS VENTURES, PBC

By: _____
Name: Tom McAuley
Title: Chief Executive Officer

Address:_____

_____

Email: tom@upsideapp.com

INVESTOR:

By: _____
Name: _____
Title:

Address: _____

Email: _____

AMENDED AND RESTATED
SECURITY AGREEMENT

This Amended and Restated Security Agreement (this "***Agreement***") is made and entered into as of _____ (the "***Effective Date***"), by and among DAILY NUMBER, INC., a Delaware corporation ("Daily Number"), HUBSTAR, INC., a Delaware corporation ("Hubstar"), and VISION SPORTS VENTURES, PBC, a Delaware public benefit corporation (the successor of Vision Sports Ventures, Inc., a Delaware corporation) ("VSV," and together with Daily Number and Hubstar, collectively, the "Grantors," and each, a "Grantor"), in favor of the parties listed on Schedule A hereto (together with each Holder (as defined below) who becomes a party hereto, collectively, the "Secured Parties" and each, a "Secured Party").

WHEREAS, the Grantors and certain Secured Parties (the "***Original Secured Parties***") previously entered into that certain Security Agreement, dated as of March 24, 2023 (the "***Original Security Agreement***").

WHEREAS, Vision Sports Ventures, Inc, a Delaware corporation, was converted to Vision Sports Ventures, PBC, a Delaware public benefit corporation.

WHEREAS, a clerical error occurred in the definition of "Senior Secured Note" in the Original Security Agreement.

WHEREAS, Section 13(a) of the Original Security Agreement provides that the Original Security Agreement may be changed, waived, or amended by the written consent of the Grantors and Original Secured Parties (collectively, the "***Required Parties***").

WHEREAS, certain undersigned parties hereto constitute the Required Parties are and the parties hereto desire to amend and restate the Original Security Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and conditions herein, the parties hereto hereby agree that this Agreement amends, restates, and supersedes the Original Security Agreement and hereby agree to amend and restate the Original Security Agreement in its entirety as set forth below:

Section 1.   **Definitions; Interpretation**.

(a)   All capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned to them in the Secured Instruments (defined below).

(b)   As used in this Agreement, the following terms shall have the following meanings:

"Bankruptcy Code" means the United States Bankruptcy Code, 11 U.S.C. §§ 101 et seq., as amended.

"Collateral" means the property described on Exhibit A hereto.

"Collateral Agent" has the meaning assigned to that term in Section 11.

"Daily Number" has the meaning assigned in the preamble of this Agreement.

"Financing Statements" has the meaning assigned to that term in Section 4.

"Grantor" has the meaning assigned in the preamble of this Agreement.

"Hubstar" has the meaning assigned in the preamble of this Agreement.

"Holder" means, with respect to any Secured Instrument, the holder of record of such Secured Instrument.

"Junior Secured Holder" means a Holder of a Junior Secured Instrument.

"Junior Secured Instruments" means, individually and collectively, each Simple Agreement for Future Equity issued from time to time by VSV that is secured by any Collateral, as the same may be amended, modified, supplemented, or restated from time to time.

"Junior Secured Obligations" means (i) the Secured Obligations (as defined in the Junior Secured Instruments) and (ii) any obligation owed to the Junior Secured Holders under this Agreement or under the transactions contemplated hereby or thereby, in all cases, whether now or hereafter existing, matured or not.

"Lien" means any lien (statutory or other), mortgage, pledge, hypothecation, assignment, deposit arrangement, security interest, charge, claim or other encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest) and any agreement to give or refrain from giving a lien, mortgage, pledge, hypothecation, assignment, deposit arrangement, security interest, charge, claim or other encumbrance of any kind.

"Obligations" has the meaning assigned to that term in Section 3.

"Permitted Liens" means: (i) Liens in favor of any Secured Party or the Collateral Agent, and Liens securing payment of the Obligations; (ii) Liens existing on the date hereof; (iii) Liens that are subordinated in payment to the Liens in favor of the Secured Parties; (iv) Liens imposed by law, including without limitation liens of carriers, warehousemen, mechanics, materialmen, vendors, and landlords incurred in the ordinary course of business for sums not overdue or being contested in good faith; (v) Liens arising from judgments, decrees or attachments in circumstances not constituting an Event of Default or with respect to which such Grantor or Grantors (as applicable) at the time shall currently be prosecuting an appeal or proceedings for review; (vi) Liens for taxes, charges and government levies not yet subject to penalties for nonpayment and Liens for taxes the payment of which is being contested in good faith and by appropriate proceedings and for which, to the extent required by generally accepted accounting principles then in effect, proper and adequate book reserves relating thereto are established by the Grantors; (vii) Liens (A) upon or in any equipment acquired or held by the Grantors to secure the purchase price of such equipment or indebtedness incurred solely for the purpose of financing the acquisition of such equipment, or (B) existing on such equipment at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment and other equipment financed by the holder of such Lien; (viii) Liens consisting of leases or subleases and licenses and sublicenses granted to others in the ordinary course of the applicable Grantor's business not interfering in any material respect with the business of such Grantor and any interest or title of a lessor or licensor under any lease or license, as applicable; (ix) Liens incurred or deposits made in the ordinary course of a Grantor's business in connection with worker's compensation, unemployment insurance, social security and other like laws; (x) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (xi) bankers' liens, rights of setoff and similar Liens incurred on deposits or securities accounts made in the ordinary course of business; (xii) Liens to which the Secured Parties have expressly consented in writing; and (xiii) Liens incurred in connection with the extension, renewal or refinancing of indebtedness secured by Liens of the type described in clauses (i) and (ii) above, provided that any extension, renewal or replacement Lien shall be limited to the property encumbered by the existing Lien and the principal amount of the indebtedness being extended, renewed or refinanced does not increase.

"Required Holders" means, at any time, the Holders of more than 50% of the sum of (i) the aggregate unpaid principal amount of the Senior Secured Notes then outstanding or, (ii) if the Senior Secured Notes have been satisfied and paid in full or converted in full (or otherwise cancelled), then the aggregate Purchase Amount (as defined in the Junior Secured Instruments) of the Junior Secured Instruments then outstanding.

"Secured Instruments" means (i) the Senior Secured Notes and (ii) the Junior Secured Instruments.

"Secured Party" has the meaning assigned to that term in the preamble of this Agreement.

"Senior Lender" means a Holder of a Senior Secured Note.

"Senior Secured Notes" means (i) that certain Senior Secured Convertible Promissory Note, issued by VSV in favor of William Keating; and (ii) that certain Promissory Note, issued by VSV in favor of Phil Byrne, dated as of July 29, 2022, in each cases, as the same may be amended, modified, supplemented, or restated from time to time.

"Senior Secured Obligations" means all present and future indebtedness and other liabilities and the performance by the Grantors of all covenants and obligations to the Senior Lenders arising under or in connection with the Senior Secured Notes, this Agreement and the transactions contemplated hereby and thereby owed by Grantors, in all cases, whether now or hereafter existing, matured or not.

"Software Products" has the meaning assigned to that term in Exhibit A hereto.

"UCC" means the Uniform Commercial Code as in effect in the State of Delaware from time to time.

"VSV" has the meaning assigned in the preamble of this Agreement.

(c)	Where applicable and except as otherwise defined herein, terms used in this Agreement shall have the meanings assigned to them in the UCC.

Section 2.	**Security Interest**.

(a)	Each Grantor, for valuable consideration, the receipt of which is acknowledged, hereby grants to each Secured Party a first priority security interest in and Lien on all of its Collateral, wherever located, now owned or at any time hereafter acquired by such Grantor or in which such Grantor now has or at any time in the future may acquire any right, title or interest.

(b)	Anything herein to the contrary notwithstanding, (i) the Grantors shall remain liable under any contracts, agreements and other documents included in the Collateral, to the extent set forth therein, to perform all of their duties and obligations thereunder to the same extent as if this Agreement had not been executed, (ii) the exercise by any Secured Party of any of the rights hereunder shall not release any Grantor from any of its duties or obligations under such contracts, agreements and other documents included in the Collateral and (iii) no Secured Party shall have any obligation or liability under any contracts, agreements and other documents included in the Collateral by reason of this Agreement, nor shall any Secured Party be obligated to perform any of the obligations or duties of any Grantor thereunder or to take any action to collect or enforce any such contract, agreement or other document included in the Collateral hereunder.

(c)	The Grantors agree that this Agreement shall create a continuing security interest in the Collateral which shall remain in effect until indefeasible payment and performance in full of all of the Obligations (as defined below).

Section 3.	**Obligations Secured.** The security interest granted hereby secures the prompt and complete payment when due of the Senior Secured Obligations and the Junior Secured Obligations (collectively, the "Obligations").

Section 4.	**Representations, Warranties And Covenants of the Grantors.** Each Grantor hereby represents, warrants and covenants to the Secured Parties that:

(a)	Such Grantor's principal places of business is the address set forth on the signature page to this Agreement, and such Grantor keep its records concerning accounts, contract rights and other property at such location. Such Grantor will promptly notify the Secured Parties in writing of the establishment of any new place of business where any of the Collateral is kept. Such Grantor is a corporation organized under the laws of the State of Delaware and will notify the Secured Parties prior to changing either its form or jurisdiction of organization.

(b)	Such Grantor will at all times keep in a manner reasonably satisfactory to the Secured Parties accurate and complete records of the Collateral and will keep such Collateral insured to the extent similarly situated companies insure their assets. The Secured Parties shall be entitled, at reasonable times and intervals after reasonable notice to such Grantor, to enter such Grantor's premises for purposes of inspecting the Collateral and such Grantor's books and records relating thereto.

(c)	Such Grantor will not create or permit to be created or suffer to exist any Lien, except Permitted Liens, of any kind on any of the Collateral.

(d)   Such Grantor will not intentionally use its Collateral in violation of any statute, ordinance, law or regulation applicable to such Grantor's business or in violation of any insurance policy maintained by any Grantor with respect to such Collateral.

(e)   Other than financing statements, security agreements, chattel mortgages, assignments, copyright security agreements or collateral assignments, patent or trademark security agreements or collateral assignments, fixture filings and other agreements or instruments executed, delivered, filed or recorded for the purpose of granting or perfecting any Lien (collectively, "Financing Statements") existing as of the date hereof and disclosed to the Secured Parties or arising after the date hereof in connection with any Permitted Lien and Financing Statements in favor of the Secured Parties, no effective Financing Statement naming the Grantor as debtor, assignor, grantor, mortgagor, pledgor or the like and covering all or any part of the Collateral is on file in any filing or recording office in any jurisdiction.

(f)   Such Grantor will (i) notify the Secured Parties of any material claim made or asserted against the Collateral by any person or entity and of any change in the composition of the Collateral or other event which would materially adversely affect the value of a material portion of the Collateral or any Secured Party's Lien thereon; (ii) furnish to the Secured Parties such statements and schedules further identifying and describing the Collateral and such other reports and other information in connection with the Collateral as the Required Holders may reasonably request; and (iii) upon request of the Required Holders, make such demands and requests for information and reports as the Grantor is entitled to make in respect of the Collateral.

(g)   Such Grantor will not (i) surrender or lose possession of (other than to the Secured Parties), sell, lease, rent, or otherwise dispose of or transfer any of the Collateral or any right or interest therein except, in each case, for (a) inventory in the ordinary course of business, (b) non-exclusive licenses and similar arrangements for the use of the property in the ordinary course of business, (c) substantially worn-out, damaged, unneeded or obsolete equipment in the ordinary course of business, (d) equipment consistent with such Grantor's historical practice and in the ordinary course of business, and (e) other property sold at fair market value, or (ii) remove any of the Collateral from their present location (other than disposals of Collateral permitted by subsection (i)) except upon at least 30 days' prior written notice to the Secured Parties.

(h)   Such Grantor acknowledges and agrees that (i) the Obligations represent separate and distinct indebtedness, obligations and liabilities of the Grantors to each of the Secured Parties, which the Grantors are separately obligated to each Secured Party to pay and perform, in each case regardless of whether or not any indebtedness, obligation or liability to any other Secured Party or any other person or entity, or any agreement, instrument or guaranty that evidences any such other indebtedness, liability or obligation, or any provision thereof, shall for any reason be or become void, voidable, unenforceable or discharged, whether by payment, performance, avoidance or otherwise; (ii) the Lien that secures each of the Secured Parties' respective Obligations (A) is separate and distinct from any and all other Liens on the Collateral, (B) is enforceable without regard to whether or not any other Lien shall be or become void, voidable or unenforceable or the indebtedness, obligations or liabilities secured by any such other Lien shall be discharged, whether by payment, performance, avoidance or otherwise, and (C) shall not merge with or be impaired by any other Lien.

Section 5.   **Financing Statements, Etc**. Each Grantor hereby authorizes any Secured Party to file, upon written notice to the Grantors, Financing Statements under the UCC with all appropriate jurisdictions to perfect, maintain, preserve or protect such Secured Party's interest or rights hereunder in the Collateral under applicable laws. If any recording or filing thereof (or the filing of any statements of continuation or assignment of any Financing Statement) is required to protect and preserve such lien or security interest, each Grantor, upon request of any Secured Party, shall at its cost execute the same at the time and in the manner requested by said Secured Party.

Section 6.   **Grantors' Rights Until Default**. Notwithstanding anything contained herein to the contrary, so long as no Event of Default has occurred and is continuing, the Grantors shall have the right to possess the Collateral, manage their property and sell their inventory in the ordinary course of business.

Section 7.   **Event of Default**. An "Event of Default" shall exist under this Agreement upon the happening of any of the following events or conditions, without demand or notice from the Secured Parties:

(a)   failure to observe or perform any of their agreements, warranties, representations or covenants in this Agreement, which failure is not cured within 30 days after receipt of written notice thereof by a Secured Party to the Grantors; or

(b)   the occurrence of any Event of Default under and as defined in the Senior Secured Notes.

Section 8.   **Rights and Remedies on Event of Default**.

(a)   After and during the continuance of an Event of Default, the Collateral Agent, upon the election of and appointment by the Required Holders, shall have the right without further notice to the Grantors, as to any or all of the Collateral, by any available judicial procedure, or without judicial process (provided, however, that it is in compliance with the UCC), to exercise any and all rights afforded to a secured party under the UCC or other applicable law. Each Grantor agrees that a notice sent at least ten days before the time of any intended public sale or of the time after which any private sale or other disposition of the Collateral is to be made shall be reasonable notice of such sale or other disposition. The proceeds of any such sale, or other Collateral disposition shall be applied, first to the expenses of retaking, holding, storing, processing and preparing for sale, selling, and the like, and to the Collateral Agent's reasonable attorneys' fees and legal expenses, and then to the Obligations and to the payment of any other amounts required by applicable law, after which the Secured Parties shall remit to the Grantors any surplus proceeds. If, upon the sale or other disposition of the Collateral, the proceeds thereof are insufficient to pay all amounts to which Secured Parties are legally entitled, the Grantors shall be liable for the deficiency, and the reasonable fees of any attorneys the Collateral Agent employs to collect such deficiency; provided, however, that the foregoing shall not be deemed to require the Collateral Agent to resort to or initiate proceedings against the Collateral prior to the collection of any such deficiency from the Grantors.

(b)   Any sale, whether under any power of sale hereby given or by virtue of judicial proceedings, shall operate to divest all the Grantors' right, title, interest, claim and demand whatsoever, either at law or in equity, in and to the Collateral sold, and shall be a perpetual bar, both at law and in equity, against the Grantors, their successors and assigns, and against all persons and entities claiming the Collateral sold or any part thereof under, by or through the Grantors, their successors or assigns.

(c)   The Grantors appoint the Collateral Agent, and any officer, employee or agent of such Collateral Agent, with full power of substitution, as the Grantors' true and lawful attorney-in-fact, effective as of the date hereof, with power, in its own name or in the name of the Grantors, during the continuance of an Event of Default, (i) to endorse any notes, checks, drafts, money orders, or other instruments of payment in respect of the Collateral that may come into any Collateral Agent's possession, (ii) to sign and endorse any drafts against the Grantors, assignments, verifications and notices in connection with accounts, and other documents relating to Collateral; (iii) to pay or discharge taxes or Liens at any time levied or placed on or threatened against the Collateral; (iv) to demand, collect, issue receipt for, compromise, settle and sue for monies due in respect of the Collateral; (v) to notify persons and entities obligated with respect to the Collateral to make payments directly to the Collateral Agent; and, (vi) generally, to do, at the Secured Parties' option and at the Grantors' expense, at any time, or from time to time, all acts and things which the Collateral Agent deems necessary to protect, preserve and realize upon the Collateral and the Secured Parties' security interest therein to effect the intent of this Agreement, all as fully and effectually as the Grantors might or could do; and the Grantors hereby ratify all that said attorney shall lawfully do or cause to be done by virtue hereof. This power of attorney shall be irrevocable as long as any of the Obligations are outstanding.

(d)   All of the Collateral Agents' and each Secured Party's rights and remedies with respect to the Collateral, whether established hereby or by any other agreements, instruments or documents or by law, shall be cumulative and may be exercised singly or concurrently.

Section 9.   **Rights of the Secured Parties; Waivers**.

(a)   The Collateral Agent's or any Secured Party's acceptance of partial or delinquent payment from the Grantors under any Obligation or hereunder, or the Collateral Agent's or the Secured Parties' failure to exercise any right hereunder, shall not constitute a waiver of any obligation of the Grantors hereunder, or any right of the Collateral Agent or the Secured Parties hereunder, and shall not affect in any way the right to require full performance at any time thereafter.

(b)   The Grantors waive, to the fullest extent permitted by law, (i) any right of redemption with respect to the Collateral, whether before or after sale hereunder, and all rights, if any, of marshaling of the Collateral or other collateral or security for the Obligations; (ii) any right to require the Collateral Agent or the Secured Parties (A) to proceed against any person or entity, (B) to exhaust any other collateral or security for any of the Obligations, (C) to pursue any remedy in the Collateral Agent's or the Secured Parties' power, or (D) to make or give any presentments, demands for performance, notices of nonperformance, protests, notices of protests or notices of dishonor in connection with any of the Collateral; and (iii) all claims, damages, and demands against the Collateral Agent or the Secured Parties arising out of the repossession, retention, sale or application of the proceeds of any sale of the Collateral.

Section 10. **Termination**. This Agreement shall terminate with respect to a Secured Party upon the earlier to occur of (i) indefeasible payment and performance in full of all Obligations (other than any warrants held by such Secured Party) owed to such Secured Party, and (ii) the conversion to equity of the applicable Secured Instrument held by such Secured Party. Upon termination, each Secured Party and the Collateral Agent shall promptly, at the Grantors' cost and expense, execute and deliver to VSV such agreements, documents and instruments reasonably requested by VSV as shall be necessary to evidence termination of all security interests hereunder.

Section 11. **Collateral Agent**. At any time or times, in order to comply with any legal requirement in any jurisdiction or in order to effectuate any provision of this Agreement as determined in the reasonable discretion of the Required Holders, the Required Holders may, upon notice to the Grantors, appoint any Secured Party or any bank or trust company or any other person or entity to act as collateral agent (in such capacity, the "Collateral Agent"), either jointly with a Secured Party or separately, on behalf of the Secured Parties with such power and authority as may be necessary for the effectual operation of the provisions hereof and specified in the instrument of appointment. The Grantors acknowledge that (i) the rights and responsibilities of the Collateral Agent under this Agreement or arising out of this Agreement shall, as between the Collateral Agent and the Secured Parties, be governed by the matters as among the Secured Parties and the Collateral Agent to which none of the Grantors shall be a third party or other beneficiary; and (ii) as between the Collateral Agent and the Grantors, the Collateral Agent shall be conclusively presumed to be acting as agent for itself and the Secured Parties with full and valid authority so to act or refrain from acting.

Section 12. **Subordination; Priority of Liens**.

(a) Each Junior Secured Holder acknowledges and hereby covenants and agrees that, until the Senior Secured Obligations have been satisfied and paid in full or the Senior Notes have been converted in full (or otherwise cancelled): (i) the payment of any and all of the Junior Secured Obligations shall be subordinate and subject in right of payment, in all respects, to the prior satisfaction and payment in full of the Senior Secured Obligations; (ii) all distributions and proceeds of any Collateral obtained by it shall be held in trust for the benefit of the Senior Lenders and promptly paid or delivered to the Senior Lenders in the form received; and (iii) no Junior Secured Holder will, directly or indirectly ask, demand, sue for, take or receive from any Grantor, directly or indirectly, in each case by setoff or in any other manner (whether in cash, property, securities or other form), the whole or any part of any of the Junior Secured Obligations (whether such amounts represent principal or interest, or obligations that are due or not due, direct or indirect, absolute or contingent) or any payment (whether of principal, interest or any other obligation) or other distribution on the Junior Secured Obligations.

(b) The Senior Lenders shall have no obligation whatsoever to account for, allocate or deliver to any Junior Secured Holder any proceeds or distributions of Collateral received by the Senior Lenders or any payment received from any Grantor in connection with the Obligations. If disposition of any Collateral or any assets of any Grantor is permitted under the terms of the Senior Secured Notes or is consented to by the Required Holders, in each case that results in the release of the security interests and liens securing the Obligations, each Junior Secured Holder shall be deemed to have consented under the Junior Secured Instruments to such disposition free and clear of any of its or their security interests and liens securing the Obligations and to have waived the provisions of any agreement to which it is a party, including without limitation the Junior Secured Instruments, to the extent necessary to permit such disposition.

(c)   Notwithstanding (v) the date, time, method, manner or order of filing or recordation of any document or instrument or grant, attachment or perfection (including any defect or deficiency or alleged defect or deficiency in any of the foregoing) of any Liens granted to the Senior Lenders on the Collateral, (w) any provision of the UCC, the Bankruptcy Code, or any applicable law or of this Agreement or the Secured Instruments, (x) whether the Senior Lenders, either directly or through agents (including the Collateral Agent), holds possession of, or has control over, all or any part of the Collateral, (y) the fact that any such Liens may be subordinated, voided, avoided, invalidated or lapsed and (z) any other circumstance of any kind or nature whatsoever, the Junior Secured Holders agree that:

(i)   any Lien on the Collateral securing the Senior Secured Obligations now or hereafter held by or on behalf of the Senior Lenders or any agent or trustee therefor regardless of how acquired, whether by grant, statute, operation of law, subrogation or otherwise, shall have priority over and be senior in all respects and prior to any Lien on the Collateral securing any Junior Secured Obligations;

(ii)   any Lien on the Collateral securing the Junior Secured Obligations now or hereafter held by or on behalf of the Junior Secured Holders or any agent or trustee therefor regardless of how acquired, whether by grant, statute, operation of law, subrogation or otherwise, shall be junior and subordinate in all respects to all Liens on the Collateral securing any Senior Secured Obligations;

(iii)   until such time as the Senior Secured Obligations are satisfied and paid in full or the Senior Notes have been converted in full (or otherwise cancelled), such Junior Secured Holder shall not assert and hereby waives, to the fullest extent permitted by law, any right to demand, request, plead or otherwise assert or otherwise claim the benefit of, any marshalling, appraisal, valuation or other similar right that may otherwise be available under applicable law with respect to the Collateral or any other similar rights of a secured creditor under applicable law with respect to the Collateral; and,

(iv)   until such time as the Senior Secured Obligations are satisfied and paid in full or the Senior Notes have been converted in full (or otherwise cancelled), such Junior Secured Holder (i) shall not (x) exercise any remedies hereunder or seek to exercise any remedies (including setoff or recoupment) against any Grantor with respect to the Obligations, or exercise any right under any lockbox agreement, control agreement, landlord waiver or bailee's letter or similar agreement or arrangement, or institute any action or proceeding with respect to such rights or remedies (including any action of foreclosure), (y) contest, protest or object to any foreclosure proceeding or action brought with respect to the Collateral or the exercise of any right of a secured lender under applicable law by the Senior Lenders (or any agent or sub-agent on their behalf) in respect of the Senior Secured Obligations, or (z) object to the forbearance by the Senior

Lenders from bringing or pursuing any foreclosure proceeding or action or any the exercise of any of its other remedies relating to the Collateral in respect of the Senior Secured Obligations and (ii) agrees that, except as otherwise provided herein, the Senior Lenders shall have the exclusive right to enforce rights, exercise remedies (including setoff and the right to credit bid their debt) and make determinations regarding the release, disposition or restrictions with respect to the Obligations without any consultation with or the consent of the Junior Secured Holders; provided, however, that (A) in any insolvency or liquidation proceeding commenced by or against any Grantor, any Holder may file a proof of claim or statement of interest with respect to the Obligations and (B) the Junior Secured Holders may take any action (not adverse to the Liens on the Collateral securing the Senior Secured Obligations, or the rights of the Senior Lenders to exercise remedies in respect thereof) in order to create, prove, perfect, preserve or protect (but not enforce) its rights in, and perfection and priority of its Lien on, the Collateral.

(d) Each of the Junior Secured Holders covenants and agrees that it shall not and hereby waives to the fullest extent permitted by law any and all rights to take any action to challenge, contest or support any other person in contesting or challenging, directly or indirectly, in any proceeding (including any insolvency or liquidation proceeding), the validity, perfection, priority or enforceability of the Liens in favor of the Senior Lenders or any agent or trustee therefor in any Collateral.

(e) It is acknowledged and agreed that this Agreement shall constitute a "subordination agreement" within the meaning of Section 510(a) of the Bankruptcy Code. Each Holder of a Senior Secured Note, whether now outstanding or hereafter created, incurred, assumed or guaranteed, shall be deemed to have acquired such Senior Secured Note in reliance upon the provisions contained in this Agreement.

Section 13. **Miscellaneous**.

(a) Neither this Agreement nor any part hereof may be changed, waived, or amended except by an instrument in writing signed by the Secured Parties and by the Grantors; and waiver on one occasion shall not operate as a waiver on any other occasion.

(b) Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or upon deposit with the United States Post Office, by registered or certified mail, postage prepaid and addressed to such party at the address set forth on the signature page hereto, or at such other address as such party may designate by ten days' advance written notice to the other parties.

(c) This Agreement shall be binding upon and inure to the benefit of, the successors and assigns of the parties hereto, including, without limitation, all future holders of any Secured Instruments who become party to this agreement pursuant to Section 13(j).

(d) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without reference to conflicts of law rules (except to the extent governed by the UCC) that would direct the application of the laws of another jurisdiction.

(e)   This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(f)   The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(g)   If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

(h)   The Grantors, the Collateral Agent and the Secured Parties agree that all actions or proceedings arising in connection with this Agreement shall be tried and litigated only in the state and federal courts located in Wilmington, Delaware, or any other court having jurisdiction over the Collateral at issue in such proceeding and subject matter jurisdiction over the matter in controversy. The Grantors waive any right it may have to assert the doctrine of *forum non conveniens* or to object to such venue, and consents to any court ordered relief. The Grantors waive personal service of process and agrees that a summons and complaint commencing an action or proceeding in any such court shall be promptly served and shall confer personal jurisdiction if served by registered or certified mail to the Grantors. The choice of forum set forth herein shall not be deemed to preclude the enforcement of any judgment obtained in such forum, or the taking of any action hereunder to enforce the same, in any appropriate jurisdiction.

(i)   TO THE EXTENT EACH MAY LEGALLY DO SO, EACH PARTY HERETO (INCLUDING FOR THE AVOIDANCE OF DOUBT AND WITHOUT LIMITATION THE COLLATERAL AGENT) HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, CAUSE OF ACTION, OR PROCEEDING ARISING UNDER OR WITH RESPECT TO THIS AGREEMENT, OR IN ANY WAY CONNECTED WITH, OR RELATED TO, OR INCIDENTAL TO, THE DEALING OF THE PARTIES HERETO WITH RESPECT TO THIS AGREEMENT, OR THE TRANSACTIONS RELATED THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND IRRESPECTIVE OF WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE. TO THE EXTENT EACH MAY LEGALLY DO SO, EACH PARTY HERETO (INCLUDING FOR THE AVOIDANCE OF DOUBT AND WITHOUT LIMITATION THE COLLATERAL AGENT) HEREBY AGREES THAT ANY SUCH CLAIM, DEMAND, ACTION, OR PROCEEDING SHALL BE DECIDED BY A COURT TRIAL WITHOUT A JURY AND THAT EITHER PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF ANY OTHER PARTY HERETO (INCLUDING FOR THE AVOIDANCE OF DOUBT AND WITHOUT LIMITATION THE COLLATERAL AGENT) TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

(j)   In the event of a subsequent closing with a Holder, such Holder shall become a party to this Agreement as a "Secured Party" upon execution of this Agreement and Schedule A will be updated accordingly, notwithstanding Section 13(a).

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Security Agreement as of the date first written above.

GRANTOR:

DAILY NUMBER, INC.

By: _____

Name: Thomas McAuley

Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Security Agreement as of the date first written above.

GRANTOR:

HUBSTAR, INC.

By: _____

Name: Thomas McAuley

Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Security Agreement as of the date first written above.

GRANTOR:

VISION SPORTS VENTURES, PBC

By: _____

Name: Thomas McAuley

Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Security Agreement as of the date first written above.

SECURED PARTY:

[INVESTOR]

By: _____

Name:

Title:

SCHEDULE A

SECURED PARTIES

1. WILLIAM KEATING

2. PHIL BYRNE

3. J. ALEX STUART

4. TRH VENTURES, LLC.

5. RAYMOND LEWIS BESHOFF AND ELIZABETH ANN BESHOFF, TRUSTEES OF THE BESHOFF FAMILY TRUST

6. BRIAN HIGGINS

7. WEITZNER FAMILY HOLDINGS, LLC

8. THE ANDREW GOLDSTEIN TRUST

9. [INVESTOR]

<u>EXHIBIT A</u>

DESCRIPTION OF COLLATERAL

All personal property of the Grantors whether presently existing or hereafter created, written, produced or acquired, including, but not limited to:

(i)   all accounts receivable, accounts, chattel paper, contract rights, documents, instruments, money, deposit accounts and general intangibles, including, without limitation, payment intangibles, returns, repossessions, books and records relating thereto, and equipment containing said books and records, all financial assets, all investment property, including securities and securities entitlements;

(ii)   all software, computer source codes and other computer programs and supporting information (collectively, the "<u>Software Products</u>"), and all common law and statutory copyrights and copyright registrations, applications for registration, now existing or hereafter arising, United States of America and foreign, obtained or to be obtained on or in connection with the Software Products, or any parts thereof or any underlying or component elements of the Software Products together with the right to copyright and all rights to renew or extend such copyrights and the right (but not the obligation) of any Secured Party to sue in its own name and/or the name of the Grantors for past, present and future infringements of copyright;

(iii)   all goods, including, without limitation, equipment and inventory (including, without limitation, all export inventory) and all computer programs embedded in goods and any supporting information;

(iv)   all guarantees and other security therefor;

(v)   all trademarks, service marks, trade names and service names and the goodwill associated therewith;

(vi)   (a) all patents and patent applications filed in the United States Patent and Trademark Office or any similar office of any foreign jurisdiction, and interests under patent license agreements, including, without limitation, the inventions and improvements described and claimed therein, (b) licenses pertaining to any patent whether the Grantors are licensor or licensee, (c) all income, royalties, damages, payments, accounts and accounts receivable now or hereafter due and/or payable under and with respect thereto, including, without limitation, damages and payments for past, present or future infringements thereof, (d) the right (but not the obligation) to sue for past, present and future infringements thereof, (e) all rights corresponding thereto throughout the world in all jurisdictions in which such patents have been issued or applied for, and (f) the reissues, divisions, continuations, renewals, extensions and continuations-in-part with any of the foregoing;

(vii)   all letter-of-credit rights and letters of credit; and

(viii)   all products and proceeds, including, without limitation, insurance proceeds, of any of the foregoing.

Notwithstanding the foregoing, no security interest is granted in any contract rights, licenses or intellectual property if such grant causes a default enforceable under applicable law or if a third party has the right enforceable under applicable law to terminate Grantors' rights under or with respect to any such contract, license or intellectual property and such third party has exercised such right of termination.

EXHIBIT C

Custody Agreement

CUSTODY AGREEMENT
(v04302024)

YOU SHOULD READ THE TERMS AND CONDITIONS OF THIS AGREEMENT CAREFULLY AS IT AFFECTS YOUR RIGHTS AND REMEDIES AS A CLIENT WITH ASSETS WITH BRASSICA TRUST COMPANY LLC (THE "CUSTODIAN").

THE CUSTODIAN IS ACTING AS A CUSTODIAN FOR THE ASSETS OF CERTAIN INVESTORS. THE CUSTODIAN IS NOT A BANK OR OTHER STATE OR FEDERAL REGULATED FINANCIAL INSTITUTION IN THE BUSINESS OF ACCEPTING DEPOSITS.

EXCEPT TO THE EXTENT OTHERWISE NOTIFIED TO YOU BY THE CUSTODIAN, NO ASSETS CONVEYED TO THE CUSTODIAN WILL BE INSURED BY THE U.S. FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC).

THE CUSTODIAN HAS NO FIDUCIARY DUTY, RESPONSIBILITY, OR LIABILITY TO ANY PERSON THAT DEPOSITS ASSETS WITH IT.

THE CUSTODIAN MAY HOLD SECURITIES, DIGITAL ASSETS, AND U.S. DOLLARS.

HOLDING DIGITAL ASSETS CARRIES WITH IT UNIQUE RISKS, INCLUDING (BUT NOT LIMITED TO): (A) DIGITAL ASSETS MAY NOT BE REPLACED IF LOST OR STOLEN; (B) THE MARKET FOR DIGITAL ASSETS IS EXTREMELY VOLATILE AND YOUR DIGITAL ASSETS MAY LOSE VALUE OR YOU MAY NOT BE ABLE TO FIND A MARKET TO RESELL YOUR DIGITAL ASSETS; (C) THE REGULATORY REGIME FOR DIGITAL ASSETS IS VERY UNSETTLED AND CHANGES IN LAW MAY ADVERSELY AFFECT THE VALUE OF YOUR DIGITAL ASSETS OR YOUR RIGHTS AS AN OWNER OF DIGITAL ASSETS; AND (D) DIGITAL ASSETS CAN BE LOST OR STOLEN THROUGH FAILURE OF ELECTRONIC SYSTEMS AND THEFT THROUGH DIGITAL PIRACY.

FURTHER, CONTRIBUTING DIGITAL ASSETS TO THE CUSTODIAN INCLUDE THE FOLLOWING RISKS:

- WHILE DIGITAL ASSETS CAN BE INSURED, THE CUSTODIAN MAKES NO ASSURANCE THAT IT WILL ENSURE ANY DIGITAL ASSETS CUSTODIED WITH IT OR THAT SUCH INSURANCE WOULD BE SUFFICIENT TO COVER ANY LOSS SUFFERED BY IT.
- DIGITAL ASSETS CUSTODIED WITH THE CUSTODIAN WILL BE HELD IN CUSTODY IN FUNGIBLE BAILMENT UNDER THE LAWS OF THE STATE OF WYOMING. WHILE DIGITAL ASSETS WILL BE SEGREGATED FROM THE DIGITAL ASSETS OF THE CUSTODIAN, THEY WILL NOT BE SEGREGATED FROM THE FUNGIBLE DIGITAL ASSETS THE CUSTODIAN HOLDS FOR OTHER CUSTOMERS.
- YOU AND YOUR LEGAL COUNSEL SHOULD SATISFY YOURSELVES THAT YOU UNDERSTAND YOUR RIGHTS, AND THE LIMITATIONS TO IT, FOR HAVING DIGITAL ASSETS IN CUSTODY IN FUNGIBLE BAILMENT UNDER WYOMING LAW.

Client Full Legal Name:	

This Custody Agreement ("***Agreement***") contains the terms and conditions that govern the services provided by Brassica Trust Company LLC, a Wyoming limited liability company ("***Brassica***" or "***Custodian***") and is entered into by and between Brassica and Client named above and is effective as of the Client's date of signature below ("***Effective Date***"). Custodian and Client are sometimes referred to herein individually as a "***Party***" and together as the ("***Parties***"). The Parties agree as follows:

Section 1.   Definitions

For purposes of this Agreement and any exhibit or schedule hereto, the following terms will have the meanings ascribed to them below:

"***Account(s)***" means one or more custody accounts, controlled, and secured by the Custodian on behalf of the Client in accordance with this Agreement, to store certain Securities, Eligible Assets, and Cash.

"***Affiliated Agent***" means any affiliate of the Custodian.

"***Airdrop***" means a distribution of a new Digital Asset resulting from the ownership or control of a separate Digital Asset, smart contract, wallet addresses and/or Digital Assets. For the purposes of Section 8, an "***Applicable Airdrop***" is an Airdrop for which the distribution of new Digital Assets can be definitively calculated according to its distribution method, such as a pro-rata distribution based on the amount of the relevant Digital Assets held at a specified time; a "***Non-Applicable Airdrop***" is an Airdrop for which the distribution of new Digital Assets cannot be definitively calculated on the basis of identifiable Digital Assets, smart contract rights, wallet addresses, and/or Digital Assets ownership or control, such as a random distribution.

"***Assets***" means Securities, Eligible Assets, and Cash that have been delivered to the Custodian to be credited to one or more Accounts established and maintained by the Custodian on behalf of the Client, in each case until such Assets are withdrawn (or cease to be Eligible Assets, as applicable) pursuant to this Agreement.

"***Authenticated Instruction***" means an Instruction that has been confirmed as originating from an Authorized Person through a video conference call, an email, an online transaction, the use of a mobile phone application or hardware security module, the transfer of a SIT, or other method of authentication in accordance with procedures specified by the Custodian from time to time as required to be used in connection with the services hereunder.

"***Authorized Agent***" means any Person designated by the Client to act on behalf of the Client and identified on the Firm Authorized User Form(s).

"***Authorized Person***" means the Persons identified on the Firm Authorized User Form(s) completed by the Client or the Authorized Agent.

"***Blockchain Address***" means a public address on a blockchain in which a record of Eligible Assets can be held (including, without limitation, a bitcoin address for the asset commonly known as bitcoin).

"***Business Day***" means any day on which the Federal Reserve Bank of Kansas City is open for business.

"***Cash***" means U.S. dollars.

"***Credit Request(s)***" means the applicable Proper Instructions sent by or on behalf of the Client to the Custodian to remove or receive certain Assets to its Account.

"***Cut-Off Time***" means a time specified by the Custodian from time to time on Business Days when the Custodian is open for business in the ordinary course.

"***Debit Request(s)***" means the applicable Proper Instructions sent by or on behalf of the Client to the Custodian to add or receive certain Assets to its Account.

"***Delivery***" (or "***Deliver***" or "***Delivered***") means the transfer of Eligible Assets to one or more blockchain addresses controlled by the receiving party and provided by the receiving party to the sending party for such transfer. Eligible Assets will be considered Delivered to the Custodian after the prevailing number of network confirmations as required by the Custodian from time to time have occurred on the blockchain used for the transaction transferring the Eligible Assets.

"*Digital Asset*" means a digital asset (also called a "cryptocurrency," "virtual currency," "digital currency," or "digital commodity"), such as bitcoin, which is based on the cryptographic protocol of a computer network that may be (i) centralized or decentralized, (ii) closed or open-source, and (iii) used as a medium of exchange and/or store of value and includes a "digital asset" as defined in Wyo. Stat. § 34-29-101(a)(i).

"*Eligible Assets*" means Digital Assets that are supported by the Custodian in its sole discretion. Eligible Assets will also mean any Forked Digital Asset that the Custodian, in its sole discretion, chooses to support pursuant to Section 8.

"*Force Majeure Event*" means any event due directly or indirectly to any cause or condition beyond the reasonable control of the Custodian, such as, but not limited to: changes in the functioning or features of Eligible Assets or the software protocols that govern their operation; sabotage or fraudulent manipulation of the protocols or network that govern Eligible Assets; changes in applicable Law; cybersecurity attacks, hacks or other intrusions; a System Failure; suspension or disruption of trading markets; requisitions; involuntary transfers; failure of utility services; fire; flooding; adverse weather or events of nature; explosions; acts of God, pandemics, epidemics, civil commotion, strikes or industrial action of any kind; riots, insurrection, terrorist acts; war (whether declared or undeclared); or acts of government or government agencies (U.S. or foreign).

"*Fork*" means a change due to the actions of third parties to the source code of a Digital Asset to use block validation or consensus rules that differ from those defined in the source code version for the Digital Asset specified in Section 2.2.

"*Forked Digital Asset*" means the resulting branches of a Digital Asset that has undergone a Fork.

"*Governmental Authority*" means any governmental body at the supranational, national, state, county, province, city, municipal, local or any other level, any agency, authority, instrumentality, regulatory body, quasi-regulatory authority, administrative tribunal, central bank, public office, court, arbitration or mediation panel, or other entity or subdivision exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of government, securities exchange or self-regulatory organization, in each case in any jurisdiction.

"*Ineligibility Determination*" has the meaning set forth in Section 2.5.

"*Instructions*" mean communications, including entitlement orders, received by the Custodian through an on-line communication system, by e-mail, or other method or system, as specified by the Custodian from time to time as available for use in connection with the services hereunder.

"*Law*" means each of the following, including any updates thereto throughout the Term, to the extent applicable: any and all supranational, national, state, provincial or local laws, treaties, rules, regulations, regulatory guidance, directives, policies, orders or determinations of (or agreements with), and mandatory written direction from (or agreements with), any Governmental Authority or other regulatory authority, including export laws, sanctions regulations, and all federal and state statutes or regulations relating to banking, stored value, money transmission, unclaimed property, payment processing, telecommunications, unfair or deceptive trade practices or acts, anti-corruption, trade compliance, anti-money laundering, terrorist financing, "know your customer," securities, commodities, derivatives, other financial products or services, privacy or data security.

"*Person*" means any natural person, corporation, general partnership, limited partnership, limited liability company, joint venture, trust, proprietorship, governmental body or other entity, association, or organization of any nature. Any reference herein to any Person will be construed to include such Person's successors and assigns.

"*Platform Provider*" means the third-party hosted application that electronically refers the Client to the Custodian for access to the services hereunder.

"*Proper Instructions*" means: (a) With respect to Debit Requests, an Authenticated Instruction delivered by an Authorized Person (or Person that the Custodian believes in good faith to be an Authorized Person) that is confirmed by an Authenticated Instruction from at least one additional Authorized Person (or Person that the Custodian believes in good faith to be an Authorized Person); (b) With respect to Credit Requests, an Authenticated Instruction delivered by an Authorized Person (or Person that the Custodian believes in good faith to be an Authorized Person); (c) With respect to sale or purchase orders of any Asset, an Instruction delivered by an Authorized Person (or Person that the Custodian believes in good faith to be an Authorized Person) through the user interface specified by the Custodian to submit sale or purchase orders for Assets; (d) With respect to requests not involving the transfer of any Assets, an Instruction delivered by an Authorized Person (or Person that the Custodian believes in good faith to be an Authorized Person); and (e) With respect to Securities Debit Requests, the transfer of a SIT as further defined and conditioned in the applicable sections of this Agreement.

"**_Securities_**" means, without limitation, common stock and other equity securities, bonds, debentures and other debt securities, notes mortgages or other obligations, and any instruments representing rights to receive, purchase, or subscribe for the same, or representing any other rights or interests therein.

"**_System Failure_**" means a failure of any computer hardware or software used by the Custodian or a service provider to the Custodian, or any telecommunications lines or devices used by the Custodian or a service provider to the Custodian.

"**_Taxes_**" means all federal, state, local, foreign, and other taxes, government fees or the like, including, without limitation, income taxes, estimated taxes, alternative minimum taxes, franchise taxes, capital stock taxes, sales taxes, use taxes, ad valorem, or value-added taxes, employment and payroll-related taxes, withholding taxes, and transfer taxes, whether or not measured in whole or in part by net income, and all deficiencies, or other additions to tax, interest thereon, and fines and penalties imposed in connection therewith.

"_Trade Order_" means a sale or purchase order in the form of Proper Instructions.

Section 2.   Appointment of Custodian and Accounts

2.1   Appointment of Custodian. Client hereby appoints Custodian to perform the services specified hereunder pursuant to the terms and conditions set out herein, and Custodian hereby accepts such appointment pursuant to the terms and conditions set out herein. The Custodian is a Wyoming-chartered public trust company and will be agent or principal with respect to any actions taken by the Custodian with respect to the purchase and sale services pursuant to Section 4 of this Agreement, subject to Section 12.4(g).

2.2   Establishment of Accounts. The Client authorizes, approves, and directs the Custodian to establish and maintain on its books, in the name of the Client, pursuant to the terms of this Agreement one or more Accounts. The establishment of the Accounts in the name of the Client will be subject to successful completion of the Custodian's screening procedures, as determined by the Custodian in its sole discretion.

2.3   Treatment of Assets

(a)   Cash held for the Client in Account(s) may be held by the Custodian in an omnibus, non-interest bearing cash account, along with the Cash of other customers of the Custodian. The Custodian may hold Cash in an Account subject to and in accordance with applicable local Law, rules, or practices. The Client hereby acknowledges and agrees that the Custodian will have no right, interest, or title to any Cash that the Client elects to store with the Custodian, and that any such Cash will not be an asset on the balance sheet of the Custodian. In addition, the Client hereby acknowledges and agrees that the Custodian may hold any Cash received by it from or on behalf of the Client in one or more omnibus bank accounts, at depository institutions or in money market accounts, in each case at the Custodian's sole discretion. Each omnibus account constitutes a banking relationship between the Custodian and a depository institution and does not constitute a custodial relationship between the Custodian and such depository institution and does not create or represent any relationship between the Client and any such depository institution. In addition, any money market account will be in the name of the Custodian and will be maintained separately and apart from the Custodian's business, operating, and reserve accounts. Any such money market account will constitute an investment account between the Custodian and the asset management firm of such money market account and will not create or represent any relationship between Client and any asset management firm.

(b)   The Parties agree that all Digital Assets credited to the Account(s) will be treated as being held in custody under a fungible bailment pursuant to Wyo. Stat. § 34-29-104(d)(i). Client will retain ownership and title in all Digital Assets put in custody with the Custodian.

(c)   The source code version for each Eligible Asset held in the Account(s) is available at https://www.brassicatrust.com/eligible-assets ("**_Eligible Asset Page_**").

(d)   The Parties acknowledge and agree that each Asset held in the Account(s) is treated as required under applicable Law. The Parties acknowledge and agree that all Assets held in custody by the Custodian, and all transactions related to the Assets, will be in the State of Wyoming.

2.4   Omnibus Wallet for Digital Assets

(a)   Client hereby elects, pursuant to Wyo. Stat. § 34-29-104(d)(i), the Custodian to hold Digital Assets in the held in the Account in custody in an omnibus wallet structure, in fungible bailment with the Digital Assets of other customers of the Custodian (an "**_Omnibus Wallet_**"). The Client agrees that the Eligible Assets that are transferred by the Client to the Custodian or acquired by the Client through Trade Orders (collectively, the "**_Client Digital Assets_**") will be held in fungible bailment with those Digital Assets of other clients of the Custodian that are based on the same cryptographic protocol or consensus rules of a computer network that are also held in the Omnibus Wallet by the Custodian on behalf of such other clients. The Client acknowledges that the redelivery rights of the Client in respect of the Client Digital Assets are not necessarily for the same Digital Assets as the Client Digital Assets (or addresses or accounts or unspent transaction outputs that are associated with the Client Digital Asset), but rather will be in respect of an equal quantity of Digital Assets that are based on the same cryptographic protocol or consensus rules of a computer network as the Client Digital Asset.

(b) The Custodian will manage private keys associated with Client Digital Assets on behalf of the Client, subject to the terms of this Agreement.

(c) A portion of the Digital Assets held for clients in the Omnibus Wallet may be held within an offline storage system used by the Custodian in connection with the storage or maintenance of the Digital Assets at the Custodian's discretion.

2.5   Acceptance and Holding of Assets

(a) The Custodian will determine in its sole discretion whether to accept Digital Assets of any kind for custody in the Account(s). Digital Assets that are accepted for custody in the Account(s) will be deemed Eligible Assets. If the Custodian determines in its sole discretion that, due to legal, regulatory, operational, security or reputational risk, a Client Digital Asset currently held in custody is no longer an Eligible Asset ("***Ineligibility Determination***"), the Custodian will (i) deliver the Client written notice of such Ineligibility Determination, (ii) provide no other services with respect to any such Client Digital Asset, except for Digital Asset Debit Requests and the services described in this Section 2, following such Ineligibility Determination, and (iii) within 60 Business Days, or if that is not commercially reasonable, as soon as practicable, of the delivery of the Ineligibility Determination, Deliver Digital Assets that are of the same type as the Client Digital Assets (as set forth in Section 2.4(a) in the amount of the Client Digital Assets subject to the Ineligibility Determination.

(b) All Assets held hereunder may be registered in the name of Custodian, any entity authorized to hold Assets pursuant to this Agreement or any nominee of the Custodian or any such authorized entity.

2.6   Designation and Segregation of Assets. The Custodian will segregate on its books and records all Client Digital Assets from the proprietary property of the Custodian; provided that the Custodian may maintain in the Omnibus Wallet an amount of proprietary Digital Assets that are used for operational or other purposes. The ownership and custody of all of the Client's Assets, including the Client Digital Assets, will be recorded in the Custodian's books and records as required under applicable Law.

2.7   Classification of the Digital Assets in any Account. Any and all Digital Assets in the Account(s) will be treated as "financial assets" under Wyo. Stat. § 34.1-8-102, Uniform Commercial Code, (***UCC Article 8***). The Custodian is a "securities intermediary" as used in UCC Article 8 with respect to Digital Assets, and the Account relating thereto is a "securities account" as used in UCC Article 8. As stated in UCC Article 8, "the characterization of a person, business, or transaction for purposes of this [UCC Article 8] does not determine the characterization of the person, business, or transaction for purposes of any other law, regulation, or rule," and does not define the status of the Custodian, nor any account, service, and/or Digital Asset under any legal framework, including the United States Commodity Exchange Act, and any federal, state, or foreign securities law or regulation. The status of an Account pursuant to UCC Article 8 permits certain rights, control, and the perfection of securities interested in such Account and the Digital Assets relating to and held in the Account.

2.8   Nature Account(s) holding Digital Assets. The Client agrees that (a) each Account holding Digital Assets is a special account over which the Custodian has a bailment, and (b) any Digital Asset deposited by the Client with the Custodian will be done so for the purpose of creating a bailment in such special account.

Section 3.   Transfers of Assets

3.1   Transfers of Digital Assets

(a)   Digital Asset Credits. Subject to the terms of this Agreement, the Client may transfer Eligible Assets from itself, an external provider or other third parties to the Account(s). In advance of any such transfer, the Client will send the Custodian a Digital Asset Credit Request. The Custodian is not obligated to credit any Digital Assets to the Account before the Custodian actually receives such Digital Assets by final settlement.

(i) Upon receiving a Digital Asset Credit Request and verifying that such Digital Assets constitute Eligible Assets, and that such request complies with Section 5.2, the Custodian will generate and deliver to the Client a recipient address and complete any Delivery to the Account within the period (which may be denominated in minutes, hours, days, or by a number of confirmations occurring on the relevant blockchain) set forth with respect to each such Eligible Asset on the Eligible Asset Page after receipt of the Client's Digital Assets at the recipient address specified by the Custodian to the Client (or at an address previously specified by the Custodian to the Client and not subsequently identified to the Client as invalid), subject to successful completion of the Custodian's screening procedures. The Custodian will monitor associated nodes, as determined to be necessary by the Custodian in its sole discretion, for incoming transactions. The Custodian will advise the Client of Eligible Assets availability after Eligible Assets have been Delivered to the Account.

(b) **Digital Asset Debits**. Subject to the terms of this Agreement, the Client may Deliver Eligible Assets from the Account by sending the Custodian a Digital Asset Debit Request.

      (i) Upon receiving the Digital Asset Debit Request and verifying that such request complies with Section 5.B, the Custodian will initiate the transfer and broadcast the Digital Asset Debit Requests to the blockchain supporting the relevant Eligible Asset within the period (which may be denominated in minutes, hours, days, or by a number of confirmations occurring on the relevant blockchain) set forth with respect to each such Eligible Asset on the Eligible Asset Page after the Custodian receives such Digital Asset Debit Request, subject to successful completion of the Custodian's screening procedures. The Custodian reserves the right to take additional time beyond the period set forth on the Eligible Asset Page if such time is required to verify security processes for large or suspicious transactions. Any such processes will be executed reasonably and in accordance with the Custodian's documented protocols, which may change from time to time at the sole discretion of the Custodian.

      (ii) Within two Business Days of receiving a Digital Asset Debit Request, the Custodian will provide the Client with a confirmation of a pending debit transaction within two Business Days of receiving the Digital Asset Debit Request.

      (ii) If the Custodian receives a Digital Asset Debit Request that would result in the transfer of Eligible Assets from the Account exceeding the credit to the Account for that Eligible Asset, the Custodian may, in its sole and absolute discretion, reject such Instructions.

(c) **Risk in Relation to Eligible Asset Transactions**. The Client will bear the sole risk and expense associated with transferring or in respect of Eligible Assets (except to the extent otherwise specifically provided in this Agreement), including with respect to Custodian's delays or inability to achieve final settlement as required by this Agreement. The Client acknowledges and agrees that certain blockchain protocol requirements applicable to the Delivery of a Digital Asset, and Digital Assets generally, that may cause the transfer not be deemed settled and completed until such time as: (a) the applicable transaction data has been recorded in an initial block and a certain number of subsequent blocks have been added to the applicable blockchain such that each block added after that initial block results in one confirmation, (b) the applicable transaction has met a different confirmation protocol method requirements applicable to a specific Digital Asset or Digital Asset network; and/or (c) as agreed to by the Parties and confirmed in writing, the transaction has met a different confirmation or protocol requirement. Notwithstanding the foregoing or anything else in this Agreement to the contrary, the Delivery of a Digital Asset will only be deemed settled and completed if the relevant transaction(s), including all required confirmation(s), is included in the current longest chain, or current valid chain, of the applicable blockchain.

3.2 Transfers of Cash

(a) **Cash Credits**. Subject to the terms of this Agreement, the Client may transfer Cash into the Client's Account from a third-party bank account or a third party by sending the Custodian a Cash Credit Request.

      (i) Upon receiving the Cash Credit Request and verifying that such request complies with Section 5.2, the Custodian will complete any transfer to the Account within two Business Days after receipt of the Cash Credit Request. If a Cash Credit Request is received after the Cut-off-Time, such transfer will be completed within two Business Days of the following Business Day.

      (ii) The Custodian will not accept, for the benefit of Client, Cash credits from third parties. Cash credits will only be accepted from banks that have been approved through Custodian's BSA/AML program and are in the name of an individual or an institution named on the related Account. This prohibition may be modified by mutual written agreement of Client and the Custodian in order to accommodate Client's receipt of Cash credits from its subscribers and may be subject to additional terms, conditions, and fees.

(b) **Cash Debits**. Subject to the terms of this Agreement, the Client may transfer Cash from the Account to an account at a third-party bank established and maintained in the name of the Client or in the name of a third party by sending the Custodian a Cash Debit Request.

      (i) Upon receiving the Cash Debit Request and verifying that such request complies with Section 5.2, the Custodian will complete any transfer from the Account within two Business Days after receipt of the Cash Debit Request. If a Cash Debit Request is received after the Cut-off Time, such transfer will be completed within two Business Days of the following Business Day.

      (ii) Such transfer may only be effected via wire transfer or ACH.

      (iii) Cash debits are only permitted to bank accounts that have been approved through Custodian's BSA/AML program and are in the name of an individual or an institution named on the recipient's account.

3.3 Transfers of Securities

(a) **Securities Credits**. Subject to the terms of this Agreement, the Client may transfer Securities from itself, an external provider, or other third parties to the Account. Prior to any such transfer, the Client will send the Custodian a Securities Credit Request. The

Custodian is not obligated to credit any securities to the Account before the Custodian actually receives such Securities by final settlement.

(i)   Upon receiving a Securities Credit Request and verifying the transferred securities and that such request complies with Section 5.2, the Custodian will provide the Client with settlement instructions, including specific account details and delivery instructions. The Client will initiate the transfer by instructing their current holding institution or broker to deliver the Securities to the Custodian. The transfer will be executed following established industry practices and relevant regulations.

(ii)   The Custodian will reconcile the received Securities with the Client's Account records and confirm the successful transfer to the Account.

(b)   **Securities Debits**. Subject to the terms of this Agreement, the Client may initiate the transfer of Securities from the Account by sending the Custodian a Securities Debit Request.

(i)   Upon receiving the Securities Debit Request and verifying the request complies with Section 5, the Custodian will provide the Client with settlement instructions for the requested transfer. The Client will follow the provided instructions to initiate the transfer from the Account.

(ii)   The Custodian will provide the Client with a confirmation of the pending debit transaction.

(iii)   If a Securities Debit Request would result in the transfer of Securities exceeding the available balance in the Account, the Custodian may reject such instructions at its sole discretion.

(iv)   If the Client separately maintains one or more blockchain-based tokens, including self-custodied blockchain-based tokens, associated with securities entitlements in the Account ("*Security Instruction Token(s)*" or "*SIT(s)*"), and the Client subsequently sells or otherwise transfers SITs on a third-party securities exchange, alternative trading system, or similar trading venue, the Client acknowledges and agrees that the Custodian will recognize such transfer as a Proper Instruction by the Client to the Custodian, and Custodian shall transfer a corresponding amount of securities entitlements from the Client's Account to the account of the acquirer of such SITs.

(c)   **Risk in Relation to Securities Transactions**. The Client will bear the sole risk and expense associated with the transfer of Securities, including any delays or inability to achieve final settlement as required by this Agreement. The Custodian will follow established industry practices and relevant regulations to facilitate the timely settlement of securities transactions. However, the Custodian will not be liable for any delays or failures in settlement arising from circumstances beyond its reasonable control or that are attributable to the actions or omissions of third parties involved in the settlement process. The Client acknowledges that the settlement of Securities may involve intermediary entities, such as clearinghouses, depositories, or transfer agents, and that the Custodian's role is limited to the custody and transfer of the Securities as instructed by the Client.

3.4   Request for Additional Information. The Client will promptly provide to the Custodian any additional information requested regarding the source or ownership of the Assets subject to a Credit Request or the recipient of Assets subject to a Debit Request.

3.5   Transfer Fees. Transfers of Assets to and from any and all Accounts are subject to the fees in the Fee Schedule.

3.6   Transaction Limits. The Custodian may, for risk management or other reasons, impose limits on the number or size, or both, of transactions processed for the Client under this Section 3.

Section 4.   Purchase and Sale of Assets

4.1   Role of Custodian. The Custodian may purchase any Eligible Assets from the Client or sell any such Eligible Assets to the Client upon receipt of a Trade Order.

4.2   At the Direction of the Client. At the direction of the Client, the Custodian may: (a) exchange Securities for other Securities and/or Cash or Eligible Assets in connection with any conversion privilege, reorganization, redemption in bind, consolidation, tender offer or exchange offer, or any exercise or subscription, purchase or other similar rights represented by Securities, Cash and/or Eligible Assets; and/or (b) exercise voting or similar rights attributable to Securities, Cash and/or Digital Assets in the Accounts.

4.3   Execution and Order Fulfillment. The Custodian may execute and fulfill the Client's Trade Orders. The Custodian's execution and settlement of Trade Orders is subject to available liquidity and market conditions generally. The Custodian reserves the right to cancel or reject any Trade Order, in whole or in part, for any reason.

4.4   Settlement Services. The Custodian may offer settlement services (the "***Settlement Services***") that facilitate the settlement of transactions of Digital Assets, Securities, or Cash between Client and Client's trade counterparty that also has an Account with Custodian (a "***Settlement Partner***"). Client acknowledges that the Settlement Service, if offered, is an application programming interface (***API***) product complemented by a web user interface (***UI***). If offered, Client may utilize the Settlement Services by way of a number of options, including settlement of one-sided requests with counterparty affirmation; one-sided requests with instant settlement; and two-sided requests with reconciliation. The Client understands that the Digital Assets available for use within the Settlement Services may not include all of Client's Digital Assets under custody. Settlement transactions are subject to all applicable Laws and the rules and regulations of all federal, state and self-regulatory agencies.

Section 5.   Instructions

5.1   Authorized Persons and Authorized Agents. Subject to approval by the Custodian, an Authorized Person is authorized to act on behalf of the Client in the performance of those acts or duties specified for each such person from time to time in the Firm Authorized User Form(s). The Client, or Authorized Agent acting on behalf of the Client, may, from time to time, add to or remove names from the list of Authorized Persons maintained by the Custodian, or change the authorizations granted to any Authorized Person, by delivery of a new or revised Firm Authorized User Form to the Custodian. If at any time there are no Authorized Persons designated by the Client or the Authorized Agent, the president/chief executive officer and chief financial officer of the Client will be deemed Authorized Persons hereunder.

5.2   Custodian Reliance on Instructions. The Custodian may act upon and rely upon any Proper Instruction received from, or believed in good faith by the Custodian to be received from, an Authorized Person, that have been validated in accordance with procedures the Custodian may put in place from time to time, unless or until the Custodian has (a) received written notice of any change thereto from the Client and (b) had a reasonable time to note and implement such change.

5.2   Validation of Instructions. Validation procedures used by the Custodian are designed only to verify the source of the Instruction and not to detect errors in the content of that Instruction or to prevent duplicate Instructions.

5.3   Rejection of Instruction. The Custodian may reject or decide, in its sole and absolute discretion, not to act on any Instruction to transfer Assets (a) based on the Custodian's applicable policies and procedures, including the results of the Custodian's transaction monitoring and screening procedures, (b) where it reasonably doubts such Instruction's contents, authorization, origination or compliance with the Custodian's policies and procedures, (c) where it reasonably believes that acting on the Instruction could: (i) require it to register or qualify as a regulated entity, (ii) violate or facilitate the violation of any Law, or (iii) subject the Custodian to any financial or other liability, and, in each case, the Custodian covenants to promptly notify the Client of its decision in such instance if permitted to do so by Law, or (iv) in order to give effect to transaction limits imposed in accordance with Section 3.6. In the event the Custodian will receive conflicting Instructions from the Client or any Authorized Person, the Custodian will be entitled, at its option, to refrain from taking action until such conflicting Instructions are reconciled to its reasonable satisfaction.

5.4   Platform Provider Instructions. Unless otherwise directed by the Client, the Client expressly acknowledges and agrees that the Platform Provider may act as an Authorized Agent to act on behalf of the Client even if not expressly listed on the Firm Authorized User Form(s). Any Instructions received by the Custodian, whether electronically or otherwise, from the Platform Provider shall be deemed as Proper Instructions. If the Client restricts the Platform Provider's authority to act as an Authorized Agent, certain functions performed on behalf of the Client by the Platform Provider will be limited.

5.5   Responsibility for and Limitations on Instructions.

(a)   The Client is responsible for any Instructions given to the Custodian or on which the Custodian is entitled to rely hereunder, whether or not properly authorized by the Client. The Custodian will have no duty or responsibility to inquire into, make recommendations, or determine the suitability of any Instructions or transactions affecting the Account(s).

(b)   The Client agrees that the Custodian will have no obligation to act in accordance with purported Instructions to the extent that they conflict with applicable Law.

(c)   The Custodian will not be liable for any loss resulting from a delay while it obtains clarification of any Instructions.

(d)   The Client agrees that the Custodian is not responsible for any errors made by or on behalf of the Client, any errors resulting, directly or indirectly, from fraud or the duplication of any Instruction by or on behalf of the Client, or any losses resulting from the malfunctioning of any devices used by the Client or loss or compromise of credentials used by the Client to deliver Instructions.

5.6   Acknowledgment of Risk. The Client expressly acknowledges and agrees that the use of electronic communication systems to convey Instructions does not eliminate the risk of error and fraudulent activities or security and privacy issues.

5.7   English. Instructions are to be given in the English language only.

5.8   Cut-Off Times. The Custodian may act on Instructions only within Cut-Off Times.

Section 6.   Performance by the Custodian

6.1   Custodial Duties Requiring Instructions. The Custodian will carry out any of the following actions only upon receipt of specific Proper Instructions, delivered in accordance with Section 5, authorizing and requesting same:

(a)   Receive or deliver any Assets, except as otherwise specifically provided for in this Agreement; and

(b)   Carry out any action affecting Assets or the Account(s), other than those specified in Section 6.2 below; provided, however, that each instance will be subject to the prior approval and agreement of the Custodian; provided further, that all Instructions regarding Forked Digital Assets or Airdrops are subject to Section 8 of this Agreement.

6.2   Non-Discretionary Custodial Duties. Absent a contrary Proper Instruction, the Custodian will be permitted, and is hereby authorized and directed by Client to, and may authorize subcustodians or depositories to, carry out any of the following actions without any further Proper Instructions or approval by or on behalf of Client:

(a)   In the Client's name or on its behalf, sign any affidavits, certificates of ownership and other certificates and documents relating to Assets which may be required (i) to obtain any Assets, or (ii) by any tax or regulatory authority having jurisdiction over the Assets or the Account(s);

(b)   Notify the Client of notices, circulars, reports and announcements that require discretionary action, in each case, which the Custodian has received in the course of acting in the capacity of custodian of any Assets held on the Client's behalf; and

(c)   Attend to all non-discretionary matters in connection with anything provided in this Section 6.2 or any Instruction.

6.3   Use of Third Parties. The Custodian may perform any of its duties or obligations under this Agreement through depositories, subcustodians, subcontractors, or agents (including its affiliates), whenever and on such terms and conditions as it deems necessary or advisable to perform such duties or obligations or liabilities. The Custodian will act in good faith and use reasonable care in the selection and continued appointment of unaffiliated depositories, subcustodians, subcontractors, or agents.

6.4   Reporting. The Custodian will provide to Client quarterly account statements identifying the Assets in the Account(s) on a quarterly basis and setting forth all transactions in the Account(s) during such quarter. Upon written request from the Authorized Agent, the Custodian will also provide copies of quarterly account statements to the Authorized Agent.

6.5   Independent Verification. If the Client is subject to Rule 206(4)-2 under the Investment Advisers Act of 1940, as amended, the Custodian will, upon written request, provide the Client with authorized independent public accountant confirmation of or access to information sufficient to confirm that (i) the Client's Assets as of the date of an examination conducted pursuant to Rule 206(4)-2(a)(4), and (ii) the Client's Assets are held either in a separate account under the Client's name or in accounts under the Client's name as agent or trustee for the Client's clients.

6.6   Security. The Custodian may take such steps that it determines, in its sole discretion, may be necessary or advisable to inspect and protect the security of the Assets, the Accounts, and the Omnibus Wallet or to enhance the Custodian's ability to secure the Assets, the Accounts, or the Omnibus Wallet, including cancelling, interrupting, terminating or suspending any or all of the Custodian's services and operations hereunder and the Client's access to the Custodian's services and operations, to any Assets or to the Accounts. The Custodian may from time-to-time review and amend its policies and procedures or impose such additional policies and procedures as the Custodian, in its sole discretion, considers necessary or advisable to enhance the Custodian's ability to secure the Assets, the Accounts, or the Omnibus Wallet.

7.   Taxation

7.1   Client's Tax Obligations. The Client will, for all tax purposes, be treated as the owner of all Assets held by the Custodian pursuant to this Agreement. It is the Client's sole responsibility to determine whether and to what extent Taxes and Tax reporting obligations may apply to the Client with respect to its Assets, Accounts, and transactions, and the Client will timely pay all such Taxes and will file all returns, reports, and disclosures required by applicable Law.

7.2   Tax Information. Upon execution of this Agreement, as well as upon request of the Custodian, the Client will promptly provide the Custodian with all forms, certifications, documentation, representations and warranties and any other information as the Custodian may request ("***Account Tax Documentation***"), including a duly completed and executed W-9 or W-8 (both available at www.irs.gov), as applicable, as to the Client's and/or the Client's underlying beneficial owners' tax status and/or residence. The Client warrants that, when given, such Account Tax Documentation is true, complete, and correct. If any such Account Tax Documentation becomes inaccurate, incorrect, or obsolete, the Client will notify the Custodian immediately and promptly provide updated Account Tax Documentation. The Client understands that the Custodian may disclose any information with respect to Client Assets, Accounts and transactions required or requested by any applicable taxing authority or other governmental entity.

7.3   Payments; Indemnity. Custodian is authorized to deduct and/or withhold Taxes, including Taxes arising as a result of the Client's failure to provide Account Tax Documentation pursuant to Section 7.2 above, from Client's Assets, Accounts, or other property of the Client and remit such amounts to the relevant taxing authority. If any Taxes become payable with respect to any prior payment made to the Client by the Custodian, the Custodian may withhold any cash or other property of the Client held or received with respect to Client's Assets, Accounts, or other property in satisfaction of such prior Taxes. The Client will remain liable for any Tax deficiency. If Taxes are required to be deducted or withheld from any payments made by the Client to Custodian, the Client will pay such additional amounts as are necessary so that Custodian receives a net amount equal to the amount Custodian would have received absent such withholding or deduction. Without limiting Section 14 hereof, the Client will indemnify and hold the Custodian harmless from and against any and all liabilities, penalties, interest or additions to tax with respect to, or resulting from, any delay in, or failure by, the Custodian to pay, withhold or report any Taxes imposed on Client's Assets, Accounts, cash or other property.

8.   Digital Asset Forks and Airdrops

8.1   Acknowledgment of Forks. Client acknowledges that the underlying software protocols governing the Client Digital Assets may be subject to sudden Forks, and that such Forks may have a material effect on the value, function, character, or name of the Client Digital Assets held in the Client's Account.

8.2   Responsibilities as to Forks and Airdrops. The Custodian is not responsible for supporting any Fork or Airdrop. The Custodian is not liable for any loss in value of the Client Digital Assets held by the Custodian on the Client's behalf as a result of any Fork or otherwise. It is the responsibility of the Client to make itself aware of anticipated or upcoming block validation, consensus or operating rules for, or operational or systemic changes in, a Client Digital Asset, and the Client must carefully consider publicly available information as well as information provided by the Custodian, if any, in determining whether to continue to use an account with the Custodian in connection with a Forked Digital Asset. Custodian is not responsible for, and Client agrees Custodian is not liable for, any lost profits, trading losses or any other losses or damages that result from a Fork or Custodian's determination to support or not support any Forked Digital Asset. The Custodian is not responsible for, and Client agrees Custodian is not liable for, any lost profits, trading losses or any other losses or damages that result from an Airdrop or Custodian's determination to support or not support any Digital Assets resulting from an Applicable Airdrop or Non-Applicable Airdrop.

8.3   Rights of Custodian in Event of Fork or Airdrop.

(a)   Suspension of Services. In the event of a Fork or an Airdrop, Custodian will have the right, in its sole discretion and without prior notice, to temporarily suspend its services under Sections 2, 3, and 4 of this Agreement.

(b)   Support of Airdrops or Forked Digital Assets. In the event of a Fork or an Airdrop, Custodian will have the right, in its sole discretion and without prior notice to Client, to determine not to support any particular Forked Digital Asset or Digital Asset resulting from an Airdrop.

8.4   Notification. The Custodian and the Client will have the following notice requirements pertaining to Forked Digital Assets in the following circumstances:

(a)   If the Custodian chooses not to continue to support the original source code version specified in Section 2.3, the Custodian chooses to implement a corresponding Forked Digital Asset instead, and the original source code version specified in Section 2.3 continues to exist, then the Custodian will notify the Client within five Business Days and upon receipt of such notice, Client is deemed to consent to the new source code version unless the Client objects within five Business Days.

(b)   If the Custodian chooses to support both the original source code version specified in Section 2.3 and a corresponding Forked Digital Asset, then the Custodian will make reasonable efforts to notify the Client within five Business Days. If the original source code version specified in Section 2.3 ceases to exist or, in the sole judgment of the Custodian, is no longer reasonably expected to continue to exist, then the Custodian will make reasonable efforts to notify the Client within five Business Days.

(c)   The Custodian may meet the notice requirements of this Section 8.4 by providing notice on the Custodian's website and media regularly used by the Custodian.

Section 9.   Value and Supply of Digital Assets; Issuance

9.1   Value Fluctuation. The Client acknowledges and agrees that the value of Digital Assets and any unsupported Forked Digital Asset can fluctuate substantially, which may result in a significant or total loss of the value of the Digital Assets held by Custodian on the Client's behalf or any unsupported Forked Digital Asset. The Client acknowledges and agrees that Custodian will not be liable for any loss in value of any Digital Assets or unsupported Forked Digital Asset at any time.

9.2 **Supply of Digital Assets**. The supply of Digital Assets available to Custodian to provide to the Client through trade orders and the ability of Custodian to deliver Digital Assets depends on third party providers that are outside of Custodian's control. The Custodian does not own or control any of the protocols that are used in connection with Digital Assets and their related networks, including those resulting from a Fork. Accordingly, Custodian disclaims all liability relating to such protocols and any change in the value of any Digital Assets (whether Forked Digital Assets or not) and makes no guarantees regarding the security, functionality, or availability of such protocols or networks. The Client accepts all risks associated with the use of the services to conduct transactions, including, but not limited to, risks in connection with the failure of hardware, software and internet connections.

9.3 **Insurance**. The Client accepts that Digital Assets, Securities, and other non-Cash Assets are not subject to the protections or insurance provided by the Federal Deposit Insurance Corporation (FDIC) or any federal or state regulatory agency. The Client acknowledges that the Custodian is not an insured depository institution and that all banking services are provided by the Custodian's banking partners, including State Bank, Member FDIC. The Cash in the account at State Bank is insured by the FDIC, which insures the Client's contributions to its Accounts up to $250,000, based upon current deposit insurance rules. In addition, although Custodian may maintain insurance for its own benefit in connection with its business, this insurance, if maintained, is solely for the benefit of the Custodian and does not guarantee or insure the Client in any way.

Section 10. **Acknowledgment of Digital Asset Risks**

10.1 **General Risks**. Client understands and acknowledges that investing in, buying, selling, and holding Digital Assets presents a variety of risks that are not presented by investing in, buying, selling, and holding products in other, more traditional asset classes. These risks include, but are not limited to, the following:

(a) Digital Assets are not legal tender, operate without central authority or banks, and are not backed by any government.

(b) Digital Assets are a new technological innovation with a limited history and are a highly speculative asset class, and as such, have in the past experienced, and are likely in the future to continue to experience, high volatility, including periods of extreme volatility.

(c) Digital Assets could become subject to Forks and various types of cyberattacks.

(d) Trading platforms on which Digital Assets are traded, including exchanges and liquidity providers that may be used by the Custodian to fill Trade Orders, may stop operating or shut down due to bankruptcy, fraud, technical problems, hackers or malware, and these trading platforms may be more susceptible to bankruptcy, fraud and security breaches than established, regulated exchanges for other products.

(e) The decentralized, open-source protocol of the peer-to-peer computer network supporting a Digital Asset could be affected by internet disruptions, fraud or cybersecurity attacks, and such network may not be adequately maintained and protected by its participants.

(f) Regulatory actions or policies may limit the ability to exchange a Digital Asset or utilize it for payments, and federal, state or foreign governments may restrict the use and exchange of Digital Assets.

(g) It may be or in the future become illegal to acquire, own, sell, or use a Digital Asset in one or more countries, and the regulation of Digital Assets within and outside of the United States is still developing.

(h) A Digital Asset could decline in popularity, acceptance, or use, thereby impairing its price and liquidity.

(i) The Custodian offers custody for Digital Assets in fungible bailment in an Omnibus Wallet maintained by the Custodian. Therefore, the Custodian will segregate the Digital Assets of its clients from the Digital Assets of the Custodian but will not segregate the Digital Assets of its clients when those Digital Assets are fungible with each other. In the event of loss, all the owners of Digital Assets which are fungible with each other will bear any loss on a pro rata basis.

10.2 **Acknowledgement**. The risks described in this Section 10 are just some of the risks presented by investing in, buying and selling Digital Assets, and the Client acknowledges and agrees that the Client is solely responsible for understanding and accepting the risks involved in investing in, buying, and selling Digital Assets, acknowledges that, subject to the other provisions of this Agreement, the Custodian has no control or influence over such risks, and acknowledges that the Custodian will not be liable for any loss in value of Digital Assets that occurs in connection, directly or indirectly, with these risks.

Section 11.   Representations and Warranties

11.1   Mutual Representations and Warranties. Each Party hereto represents and warrants to the other Party, as of the date this Agreement, that:

(a)   If Client is an entity, it is duly organized and in good standing in its jurisdiction of formation;

(b)   It has the requisite power and authority to execute this Agreement and to perform its obligations hereunder;

(c)   It has taken all necessary action to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;

(d)   This Agreement, when executed and delivered, will be its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy or other similar laws;

(e)   Any consent, authorization or Instruction required in connection with its execution and performance of this Agreement has been provided by any relevant third party;

(f)   Any act reasonably required by any relevant governmental or other authority to be done in connection with its execution and performance of this Agreement has been or will be done (and will be renewed if necessary); and

(g)   Neither the execution nor performance of this Agreement by such Party will materially breach any applicable Law, contract or other requirement to which such Party is bound.

11.2   Client Representations and Warranties. In addition to the general representations set forth in Section 11.1 hereof, the Client also represents, warrants and covenants to the Custodian that:

(a)   Its primary address (or principal place of business if Client is an entity) as provided to the Custodian is true, and it will notify the Custodian before changing its address or principal place of business to another jurisdiction;

(b)   It has the requisite power and authority to deposit the Assets in the Account(s);

(c)   Any factual information heretofore or contemporaneously furnished by or on behalf of the Client in writing to the Custodian for purposes of or in connection with the services contemplated by this Agreement is true and accurate in all material respects on the date as of which such information is dated or certified and not incomplete by omitting to state any fact necessary to make such information not misleading in any material respect at such time; provided that, with respect to forecasts or projections, the Client represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time;

(d)   There is no claim pending, or to the Client's knowledge, threatened, and no encumbrance or other lien, in each case, that may adversely affect any delivery of Assets made in accordance with this Agreement;

(e)   It has not relied on any oral or written representation or warranty made by the Custodian or any other person on the Custodian's behalf, other than those explicitly set forth in Section 11.1 thereof;

(f)   It owns the Assets in the Account(s) free and clear of all liens, claims, security interests and encumbrances (except those granted herein) and it has all rights, title and interest in and to the Assets in the Account(s) as necessary for the Custodian to perform its obligations under this Agreement;

(g)   It acknowledges that Digital Assets are new forms of assets, that the law regarding their ownership, custody and transfer is developing and uncertain, and that custody of such assets poses certain risks that are not present in the case of more traditional asset classes, including the risks of fraud and theft; and it understands that it will bear such risks and the potential loss or diminution in value of Digital Assets due to (i) changes or developments in the Law or conditions under existing Law in which its rights in and to such Digital Assets are not adequately protected, (ii) changes in the Custodian's policies or procedures made in the Custodian's sole discretion in light of legal, regulatory, operational, security or reputational risks, (iii) an Ineligibility Determination, or (iv) fraud and theft;

(h)   It is not, and no transferor or transferee of Assets pursuant to any Credit Request or Debit Request is: (i) the target of any economic, financial or trade sanctions or embargoes, export controls or other restrictive measures imposed by the United States of America (including those administered by the United States Department of the Treasury's Office of Foreign Assets Control), the European Union, any member state of the European Union, the United Kingdom or the United Nations (the "***Sanctions***"), or (ii) located, organized or resident in a country or territory with which dealings are broadly restricted or prohibited by any Sanctions (any such country, territory, entity or individual described in this clause (h), a "***Sanctioned Party***");

(i) The Client does not know or have any reason to suspect that (i) any part of the Assets are or will be derived from, held for the benefit of, or related in any way to transactions with or on behalf of, any Sanctioned Party, and (ii) any Sanctioned Party has or will have any legal or beneficial interest in the Client or any of the Assets;

(j) The Client does not know or have any reason to suspect that (i) any part of the Assets was derived from unlawful activities, or (ii) any part of the Assets or proceeds of the Assets will be used to finance any unlawful activities;

(k) If the Client is a non-U.S. banking institution (a "***Non-U.S. Bank***") or is holding its security entitlement to the Assets credited to the Account(s) directly or indirectly on behalf of or for the benefit of a Non-U.S. Bank, such Non-U.S. Bank (i) maintains a place of business at a fixed address, other than solely a post office box or an electronic address, in a country where the Non-U.S. Bank is authorized to conduct banking activities; (ii) at such location, employs one or more individuals on a full-time basis; (iii) maintains operating records related to its banking activities; (iv) is subject to inspection by the banking authority that licensed the Non-U.S. Bank; and (v) does not provide banking services to any other Non-U.S. Bank that does not have a physical presence in any country and that is not a registered affiliate of such Non-U.S. Bank;

(l) If the Client is an entity holding its security entitlement to the Assets credited to the Account(s) on behalf of third parties, (i) the Client is in compliance in all material respects with Sanctions and, as applicable to the Client, the U.S. Bank Secrecy Act, as amended, the U.S. Money Laundering Control Act of 1986, as amended, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended, the Anti-Money Laundering Act of 2020, as amended, or any similar U.S. federal, state or foreign law or regulation, (ii) the Client has anti-money laundering policies and procedures in place reasonably designed to verify the identity of its customers and investors and their sources of funds, and (iii) the Client has established the identities of and conducted thorough due diligence with respect to all of its customers or investors who beneficially own or will beneficially own, directly or indirectly, any of the Assets;

(m) It acknowledges that the Custodian may, with or without prior notice to the Client, "freeze: the Client's Accounts, or any other Assets of the Client in the Custodian's possession or control, including, but not limited to, prohibiting transfers, declining any Credit Request or Debit Request and/or segregating Assets or property, if the Custodian determines, suspects, or is advised that such actions are necessary or advisable to comply with any applicable anti-money laundering, OFAC or other laws or regulations in any relevant jurisdiction. The Client acknowledges that the Custodian may be required to report transactions that raise suspicions of money laundering or OFAC violations and to disclose the identity of the Client and any related parties to appropriate government authorities;

(n) It does conduct and intends to continue to conduct its business in material compliance with all applicable Laws, and has obtained all regulatory licenses, approvals and consents necessary to carry on its business as now conducted; without limiting the generality of the foregoing, it will not use the services provided by Custodian hereunder in any manner that is, or would result in, a violation of any applicable Law;

(o) It is aware of and familiar with, and has been fully informed of, the risks associated with giving Proper Instructions, and is willing to accept such risks, and it will (and will cause each Authorized Person to) safeguard and treat with extreme care any devices or credentials related to Proper Instructions, understands that there may be alternative methods of giving or delivering the same than the methods selected by the Custodian, agrees that the security procedures (if any) to be followed in connection therewith provide a commercially reasonable degree of protection in light of its particular needs and circumstances, and acknowledges and agrees that a deposit or withdrawal request may conclusively be presumed by the Custodian to have been given by Authorized Person(s) duly authorized to do so, and may be acted upon as given;

(p) It understands that withdrawal requests for Digital Assets will not be processed on a real-time basis and may take days to execute;

(q) In respect of Digital Assets, the custodial services are available only in connection with those Digital Assets that the Custodian supports. The Digital Assets that the Custodian supports may change from time to time in the Custodian's sole discretion. Prior to initiating a deposit of Digital Assets to the Custodian, Client will confirm that the Custodian offers custodial services for that specific Digital Asset. The list of supported Digital Assets is available on the Eligible Asset Page. By initiating a deposit of Digital Assets to an Account, the Client attests that the Client has confirmed that the Digital Asset being transferred is supported by the Custodian. Under no circumstances should the Client attempt to use the custodial services to deposit or store any Digital Assets that are not supported by the Custodian. Depositing or attempting to deposit Digital Assets that are not supported by the Custodian will result in such Digital Asset being unretrievable by either the Client or the Custodian. The Custodian assumes no obligation or liability whatsoever regarding any unsupported Digital Asset sent or attempted to be sent to it, or regarding any attempt to use the custodial services for Digital Assets that the Custodian does not support. The Custodian may from time to time determine types of Digital Assets that will be supported or cease to be supported by the custodial services. The Custodian will provide the Client with not less than 30 days' prior written notice before ceasing to support a Digital Asset, unless the Custodian is required to cease such support sooner to comply with applicable Law (in which event the Custodian will provide as much notice as is practicable under the circumstances); and

(r) the aggregate interest in any class of shares of the Client held by benefit plan investors (as such term is interpreted under The Employee Retirement Income Security Act of 1974, as amended ("***ERISA***"), will not at any time equal or exceed twenty-five percent of the outstanding shares of such class and (b) the Client will not permit the assets of the Client to be deemed assets of an employee benefit plan that is subject to ERISA.

11.3 **Custodian Representations and Warranties**. The Custodian represents to the Client that the Custodian is a Wyoming-chartered public trust company pursuant to Wyo. Stat. § 13-5-501 et. seq. and is authorized to engage in all activities described in Wyo. Stat. § 13-5-510.

Section 12. **Section Scope of Custodian's Responsibilities; Limitations**

12.1 **Standard of Care**. The Custodian will use commercially reasonable efforts in performing its obligations under this Agreement. Subject to the terms of this Agreement, the Custodian will not be responsible for any loss or damage suffered by Client as a result of the Custodian performing such duties unless the same results from an act of fraud, willful default or gross negligence on the part of the Custodian. The Custodian will not be responsible for the title, validity, or genuineness of any Assets (or any evidence of title thereto) received or delivered by it pursuant to this Agreement.

12.2 **No Investment Advice**. Custodian does not provide investment, tax, or legal advice, nor does Custodian broker transactions on Client's behalf. Client acknowledges that Custodian has not provided any advice or guidance or made any recommendations to Client with regard to the suitability or value of any Digital Assets, and that Custodian has no liability regarding any selection of a Digital Asset that is held by Client. All transactions are executed based on Client's Instructions, and Client is solely responsible for determining whether any investment, investment strategy, or related transaction involving Digital Assets is appropriate for Client based on Client's personal investment objectives, financial circumstances, and risk tolerance. Client should consult its investment, tax, or legal professional regarding Client's specific situation.

12.3 **Limitations on Losses**

(a) In no event will the Custodian be responsible or liable for any loss, claim or damage suffered by the Client, except to the extent of a final, non-appealable judicial determination that such loss, claim or damage directly resulted from the gross negligence, willful misconduct, or fraud of the Custodian. In the event of such final, non-appealable judicial determination, the liability of the Custodian will not exceed the lesser of: (a) the replacement cost of any Assets, and (b) the market value of the Assets (as determined by the Custodian) to which such loss or damage relates at the time the Client reasonably should have been aware of such gross negligence, willful misconduct, or fraud. In the event of any loss sustained by the Client for which the Custodian is finally adjudicated, after exhaustion of all potential appeals, that it is liable hereunder, the liability of the Custodian will be reduced to the extent that the Client's own negligence contributed to such loss.

(b) The Custodian will not be liable for any loss caused, directly or indirectly, by (a) the failure of the Client to adhere to the Custodian's policies and procedures that have been disclosed to the Client, (b) a Force Majeure Event or (c) any action taken pursuant to Section 6.5.

(c) Under no circumstances will the Custodian be liable to the Client for (a) acting in accordance with or conclusively relying upon any Instruction that it believes in good faith to have been authorized by the Client or any Person acting on behalf of the Client, or (b) any indirect, consequential, incidental, special or punitive loss or damage, even if the Custodian has been advised of or otherwise might have anticipated the possibility of such loss or damage.

(d) The Custodian will not be responsible or liable to the Client for any loss caused, directly or indirectly, by (a) any failure or delay to act by any service provider to the Custodian or (b) any System Failure (other than a System Failure caused by the gross negligence, misconduct or fraud of the Custodian or the Custodian's affiliates), that prevents the Custodian from fulfilling its obligations under this Agreement.

12.4 **Limitations on the Custodian's Responsibility**

(a) **General**. The Custodian will only be responsible for the performance of those duties as are expressly set forth herein, including acting in accordance with any Proper Instructions given in accordance with this Agreement. The Custodian will have no implied duties or other obligations whatsoever. The Custodian will not be subject to, nor required to comply with, any other agreement to which the Client is a party.

(b) **No Liability for Third Parties**. The Custodian, <u>provided</u> that the Custodian will have acted in good faith and used reasonable care in the selection and continued appointment of the third party and subject to clause iii below, is not responsible or liable for the acts, omissions, defaults, insolvency, negligence, gross negligence, misconduct or fraud of any third party selected by the Custodian to perform any of its duties or obligations under this Agreement, including any agent, depository, subcontractor or subcustodian. In addition, in no event will the Custodian be responsible or liable for the acts, omissions, default, insolvency, negligence, gross negligence, misconduct or fraud of any other third party that is not an Affiliated Agent, including any exchange, liquidity provider, counterparty, or third-party vendor.

(c) **Sole Obligations of the Custodian**. The Client understands and agrees that notwithstanding any delegation by the Custodian of any of its obligations and duties to an Affiliated Agent, no such agreement with any Affiliated Agent will discharge the Custodian from its obligations hereunder, and the rights of the Client with respect to the Custodian extend only to the Custodian and do not extend to any Affiliated Agent of the Custodian. The Client will have no direct or indirect rights or causes of action against any Affiliated Agent, nor will any Affiliated Agent have any responsibility or liability to any Client of the Custodian.

(d) **Performance Subject to Laws**. The Client understands and agrees that the Custodian's performance of this Agreement may be subject to relevant Laws and any rules, operating procedures, practices, and protocols related to the Assets, all of which may be subject to change. The Custodian may from time-to-time review and amend its policies and procedures or impose such additional policies and procedures as the Custodian, in its sole discretion, considers necessary or advisable due to change in any Law, including any Law related to the Assets.

(e) **Preventing Performance**. The Custodian will not be responsible for any failure to perform any of its obligations if such performance is prevented, hindered, or delayed by a Force Majeure Event, by changes in the Custodian's policies or procedures made in the Custodian's sole discretion in light of legal, regulatory, operational, security or reputational risks or after an Ineligibility Determination. In such a case, the Custodian's obligations will be suspended for so long as the Force Majeure Event continues or any change in the Custodian's policies or procedures or Ineligibility Determination remains in effect.

(f) **Validity of Assets**. The Custodian does not warrant or guarantee the form, authenticity, value, or validity of any Asset received by the Custodian.

(g) **No Fiduciary Duties**. The Custodian has no fiduciary duty, responsibility, or liability to the Client in any respect, including with respect to the Digital Assets or Cash held in the Account(s) under this Agreement (irrespective of whether an affiliate of the Custodian has provided other services or is currently providing other services to the Client on other matters).

(h) **Forwarded Information; Contents of Documents**. The Custodian is not responsible for the form, accuracy, or content of any notice, circular, report, announcement or other material provided under Section 6.2(a) of this Agreement not prepared by the Custodian and the Custodian will not be required to make any investigation into the facts or matters stated in any certificate, report, or other document.

(i) **Reliance on Counsel**. The Custodian may consult with legal counsel(s) of its own choosing as to any matter relating to this Agreement, and the Custodian will not incur any liability with respect to anything done or omitted by it in accordance with any advice from such counsel.

(j) **Security of Assets**. The Custodian will not be liable to the Client for any loss resulting from actions taken by the Custodian to inspect, protect or improve the security of the Client's Assets pursuant to Section 6.5.

(k) **Conflicting Claims**. In the event of any dispute or conflicting claims by any person or persons with respect to the Assets, the Custodian will be entitled to refuse to act until either (a) such dispute or conflicting claim will have been finally determined by a court of competent jurisdiction or settled by agreement between conflicting parties, and the Custodian will have received written evidence satisfactory to it of such determination or agreement or (b) the Custodian will have received an indemnity, security or both, satisfactory to it and sufficient to hold it harmless from and against any and all loss, liability and expense that the Custodian may incur as a result of its actions.

(l) **Legal and Regulatory Compliance**. The Custodian will have no obligation to review, monitor or otherwise ensure compliance by the Client or the Authorized Agent with (a) any Law applicable to the Client or the Authorized Agent or (b) any term or condition of any agreement between the Client and any third party, including the Authorized Agent.

(m) **Reliance on Written Items**. The Custodian may rely on and will be protected in acting or refraining from acting upon any written notice, instruction, statement, certificate, request, waiver, consent, opinion, report, receipt or other paper or document furnished to it in accordance with this Agreement, not only as to its due execution and validity, but also as to the truth and accuracy of any information therein contained, which it in good faith believes to be genuine and signed or presented by an Authorized Person. The Custodian will be entitled to presume the genuineness and due authority of any signature appearing thereon. The Custodian will not be bound to make any independent investigation into the facts or matters stated in any such notice, instruction, statement, certificate, request, waiver, consent, opinion, report, receipt or other paper or document.

Section 13.   Client Obligations

13.1   Payment. The Client agrees to pay all fees, expenses, charges, and obligations incurred from time to time for any services pursuant to this Agreement as determined in accordance with the terms of the Fee Schedule to be attached hereto, together with any other amounts payable to the Custodian under the Agreement. The Fee Schedule may be changed from time to time by the Custodian upon prior written notice to the Client or the Authorized Agent. The Client authorizes the Authorized Agent to agree to any changes to the Fee Schedule on behalf of the Client without notifying or obtaining prior consent from the Client, and the Client agrees to be bound by any fees or charges agreed to by the Authorized Agent. Unless otherwise agreed, all fees and expenses paid to the Custodian will be paid in U.S. Dollars.

13.2   Provision of Identifying Information. The Client hereby acknowledges that the Custodian is subject to various laws including those requiring verification of the identities of customers, pursuant to which the Custodian will obtain, verify, and record information that allows the Custodian to identify each Client. Accordingly, prior to entering into this Agreement, the Custodian will ask the Client to provide certain information including, but not limited to, the Client's name, physical address, tax identification number and other information that will help the Custodian to identify and verify the Client's identity, such as organizational documents, certificate of good standing, license to do business or other pertinent identifying information. The Custodian may obtain and verify comparable information for any Authorized Person. The Client will provide the Custodian with documentation to allow for obtaining and verifying the beneficial owners and control persons of customers that are legal entities. The Client acknowledges that the Custodian cannot provide services under this Agreement until the Custodian verifies the identity of the Client (and, if applicable, Authorized Agents, Authorized Persons and/or beneficial owners) in accordance with its customer identification and verification procedures. The Client's Accounts may be restricted or closed if the Custodian cannot obtain and verify this information. The Custodian will not be responsible for any losses or damages (including, but not limited to, lost opportunities) that may result if a Client's Account is restricted or closed.

13.3   Provision of Asset Ownership Information. The Client will promptly provide the Custodian with such additional information and documentation (including, as applicable, by executing additional documentation) as the Custodian may request to confirm ownership of Assets, for the Custodian to comply with its policies and procedures, and to enable the Custodian to perform its duties and obligations under this Agreement.

13.4   Sanctioned Person Notification. The Client will promptly notify the Custodian if (a) the Client is or becomes a Sanctioned Person, (b) the Client is or becomes located, organized, or resident in, or begins to conduct business in or with a country or territory with which dealings are broadly restricted or prohibited by any Sanctions, or (c) the Client becomes aware that the Client or any Asset, or any transaction involving an Asset, is or becomes the target of any Sanctions or investigation (including the reasonable details thereof).

13.5   Permission for Liens and Security Interests. The Client will not grant any other Person a lien, security interest, charge or similar rights or claims against the Assets without the Custodian's prior consent. The Custodian will not unreasonably withhold such consent and reserves the right to charge the Client extra fees to compensate the Custodian for its extra recordkeeping and administrative costs related to such right or claim.

13.6   Instructions. In giving any Instructions which purport to be Proper Instructions under this Agreement, the Client will act, and will cause the Authorized Agent to act, in accordance with the provisions of any and all constitutional documents of the Client, any and all documents governing the Assets and any related Laws.

13.7   Responsibility for Account Security. The Client, its Authorized Agents, and its Authorized Persons are responsible for creating a strong password and maintaining adequate security and control of any and all IDs, passwords, hints, personal identification numbers, or any other codes that the Client and any Authorized Agents or Authorized Person uses to access the services provided by the Custodian under this Agreement. Any loss or compromise of the foregoing information and/or the Client's personal information may result in unauthorized access to the Accounts by third parties and the loss or theft of any Assets held in the Accounts and any associated accounts. The Client is responsible for keeping the Client's contact information, including email address and telephone number, up to date in order to receive any notices or alerts that the Custodian may send to the Client. The Custodian assumes no responsibility for any loss that the Client may sustain due to compromise of account login credentials not due to fault of the Custodian, or due to any failure by the Client, any Authorized Agent or to follow or act on any notices or alerts that the Custodian may send to the Client, an Authorized Agent, or an Authorized Person.

13.8   Legal Consultation. At any time, the Custodian may request Instructions from any Authorized Person or Authorized Agent (or Person that the Custodian believes in good faith to be an Authorized Person or Authorized Agent), and may consult with its own legal counsel or outside legal counsel for the Client, at the expense of the Client, with respect to any matter arising in connection with the services to be performed by the Custodian under this Agreement. The Client agrees to pay all fees, expenses, charges, and obligations incurred by the Custodian in connection with such Instructions or consultations.

Section 14.   Indemnity

14.1   Indemnity to the Custodian. The Client agrees to indemnify, defend and hold harmless the Custodian, its parent companies, subsidiaries and affiliates, and its and their directors, officers, agents and employees, against any and all claims, costs, causes of action, losses, liabilities, lawsuits, demands and damages, fines, penalties and expenses, including without limitation, any and all court costs and reasonable attorney's fees, in any way related to or arising out of or in connection with this Agreement or any action taken or not taken pursuant hereto, except to the extent that the Custodian would be liable under Section 12.3 hereunder. The foregoing indemnifications will survive any termination of this Agreement.

14.2   Client's Direct Liability. The disclosure by the Client to the Custodian that the Client has entered into this Agreement as the agent or representative of another person will not relieve the Client of any of its obligations under this Agreement, including those described in Section 14.1 above.

Section 15.   Client Final Distribution of Assets

The Client agrees that the Assets will be finally distributed, transferred, and delivered to the Client only upon the Client's indefeasible payment in full of any and all amounts due and owing to the Custodian hereunder.

Section 16.   Remedies Upon Nonpayment

If the Client, upon demand, fails to pay the Custodian any required amount in respect of any Asset subject to this Agreement, the Custodian may, without notice to the Client (except as required by law) and at any time appropriate, sell such Asset and/or exercise in respect of each such Asset any and all the rights and remedies of a secured party on default under applicable Law.

Section 17.   Section Lien and Set Off

17.1   Lien. In addition to all rights and remedies available to the Custodian under applicable Law, the Custodian will have, and the Client hereby grants, a continuing lien on and valid and perfected first-priority security interest in all Assets until the satisfaction of all liabilities of the Client to the Custodian arising under this Agreement, including without limitation liabilities in respect of any fees and expenses or credit exposures in relation to the Accounts incurred in the performance of services under this Agreement. Custodian will have all the remedies of a secured party under the Uniform Commercial Code as in effect in the State of Wyoming. The Client will not grant any other Person a lien, security interest, charge or similar rights or claims against the Assets without the Custodian's prior written consent.

17.2   Set-off. Without limiting any other rights and remedies of the Custodian under this Agreement or applicable Law, to the extent permitted by applicable Law, the Custodian may, with prior notice to the Client, set off any payment obligation owed to the Custodian by the Client against any payment obligations owed by the Custodian to the Client, regardless of the place of payment, delivery and/or currency of any obligation (and for such purposes may make any necessary conversions of currencies or Digital Assets). If any obligation is unliquidated or unascertained, the Custodian may set off an amount estimated by the Custodian in good faith to be the amount of that obligation.

Section 18.   Records

The Client will examine each statement sent by the Custodian and notify the Custodian in writing within five Business Days of the date of such statement of: (a) any discrepancy between Instructions given by the Client and the position shown on the statement, and (b) any other errors known to the Client. Absent such timely notification, the Custodian's liability for any loss or damage in regard to such discrepancy will not accrue beyond such five Business Day period.

Section 19.   Confidential Information

19.1   Confidentiality and Use of Information. Each of the Custodian and the Client agrees that it will maintain any confidential and proprietary information disclosed to it by the other Party hereto, including the fees set forth in the Fee Schedule hereto ("***Confidential Information***"), in a confidential manner using the same care it uses to protect the confidentiality of its own confidential information, and will not use for its own benefit or otherwise the Confidential Information of the other Party except (a) as expressly authorized by this Agreement and to the extent necessary for performance of this Agreement or (b) upon the prior written consent of the other Party; provided, however, that each of the Custodian and the Client may disclose any such confidential or proprietary information of the other Party to those of its affiliates and its and their officers, directors, employees, agents (including attorneys and financial advisors), and contractors, in each case, who need to know such information for purposes of this Agreement and who are bound by confidentiality obligations consistent with the terms hereof. Notwithstanding the foregoing, Confidential Information will not include information that was (i) publicly available prior to disclosure by such disclosing party; (ii) already in the receiving party's possession and not subject to an obligation of confidentiality; (iii) obtained by the receiving party from a third party without restriction on disclosure; (iv) entirely independently developed by the receiving party without reference to any Confidential Information of the disclosing party; (v) the tax treatment and any facts that may be relevant to the income tax consequences of the transactions contemplated by this Agreement.

19.2   Required Disclosures. If, at any time, the receiving party is required by law or regulation to make any disclosure of any of the Confidential Information, by summons, subpoena, judicial or administrative order or otherwise, the receiving party will (to the extent permissible and practicable under the circumstances) give prompt prior written notice of such requirement to the disclosing party and permit the disclosing party to intervene in any relevant proceedings to protect its interests in the Confidential Information, and provide reasonable cooperation and assistance to the disclosing party in lawful efforts to resist, limit or delay disclosure at the disclosing party's sole expense. Notwithstanding the foregoing, the Custodian may disclose the Client's Confidential Information to the Custodian's regulators without any notice thereof.

19.3   Unauthorized Use. The receiving party will promptly notify the disclosing party in writing of any loss, or use, access or disclosure of Confidential Information of the disclosing party in violation of this Agreement promptly following recipient's discovery and will promptly take measures to minimize the effect and prevent its recurrence. The receiving party will be liable under this Agreement to the disclosing party for any loss, or access, use, or disclosure in violation of this Agreement by itself or its representatives.

Section 20.   Term and Termination

20.1   Term. The term of this Agreement will commence on the Effective Date and terminate when terminated pursuant to this Section 20 (the "***Term***").

20.2   Termination. Custodian may terminate this Agreement in whole or in part, with or without cause, by giving prior written notice to Client. Client may terminate this Agreement in whole or in part, with or without cause, by giving not less than 30 days' prior written notice to Custodian.

20.3   Suspension, Deactivation, and Termination by Custodian. Without prejudice to any accrued rights and remedies under this Agreement, the Custodian may suspend or restrict the Client's access to the Custodian's services and/or deactivate or terminate the Clients Accounts, if, in its sole discretion, it has determined that (a) continuing to provide services under this Agreement would result in violation of any Law; (b) any of the representations or warranties made by the Client under this Agreement cease to be true on a continuing basis; (c) the Custodian perceives a risk of legal or regulatory non-compliance associated with Client's Account(s); (d) the Custodian's service partners, including depositories and subcustodians, are unable to support the Client's use; (e) the Client takes any action that the Custodian deems as circumventing the Custodian's controls, including, but not limited to, abusing promotions which the Custodian may offer from time to time or otherwise making a misrepresentation of the Client's Account(s); (f) the Client breaches the terms of this Agreement; or (g) the Client fails to pay fees for a period of 90 days. If the Custodian suspends or restricts the Client's access to the Custodian's Services and/or deactivates or terminates Client's Account(s) for any reason, the Custodian will provide the Client with notice of the Custodian's actions in writing unless prohibited by Law. The Client acknowledges that the Custodian's decision to take certain actions, including limiting access to, suspending, or closing the Client's Account(s), may be based on confidential criteria that are essential to the Custodian's risk management and security protocols. The Client agrees that the Custodian is under no obligation to disclose the details of its risk management and security procedures to the Client. The Client will be permitted to withdraw Assets associated with the Client's Account(s) for 90 days after deactivation or termination by the Custodian unless such withdrawal is prohibited Law (including but not limited to applicable sanctions programs or a facially valid subpoena, court order, or binding order of a government authority).

20.4   Effect on Assets. Upon termination of this Agreement and subject to Section 15 hereof, the Custodian will deliver the Client's Assets as instructed by the Client in a Proper Instruction. If by the termination date the Client has not given Proper Instructions to the Custodian regarding where to deliver any Assets, the Custodian will continue to maintain the Accounts until the Client provides such Proper Instructions to effect a free delivery of such Assets, and the Client will be liable to pay monthly storage fees in the amount determined by the Custodian until all Assets are removed. However, the Custodian will provide no other services with respect to any such Assets following termination. Notwithstanding termination of this Agreement or any Proper Instruction, the Custodian may retain sufficient Assets to close out or complete any transaction that was in process prior to such termination or to pay any fees of the Custodian or amounts otherwise outstanding hereunder.

20.5   Surviving Terms. The rights and obligations contained in Sections 7, 11, 14, 15, 16, 17, 19, 20, 21, 22, and 23 of this Agreement will survive the termination of this Agreement.

Section 21.   Limitation of Liability

21.1   Limitation on Direct Damages. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT THE CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, BE LIABLE (I) FOR ANY AMOUNT GREATER THAN THE FEES PAID OR

PAYABLE TO CUSTODIAN UNDER THIS AGREEMENT DURING THE 12-MONTH PERIOD IMMEDIATELY PRECEDING THE INCIDENT GIVING RISE TO SUCH LIABILITY.

21.2 **No Consequential or Related Damages**. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT WILL THE CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, BE LIABLE FOR ANY LOST PROFITS OR ANY SPECIAL, INCIDENTAL, INDIRECT, INTANGIBLE, OR CONSEQUENTIAL DAMAGES, WHETHER BASED IN CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY, OR OTHERWISE, ARISING OUT OF OR IN CONNECTION WITH AUTHORIZED OR UNAUTHORIZED USE OF THE CUSTODIAN'S SERVICES, OR THIS AGREEMENT, EVEN IF CUSTODIAN HAS BEEN ADVISED OF OR KNEW OR SHOULD HAVE KNOWN OF THE POSSIBILITY OF SUCH DAMAGES.

Section 22. **Fees and Payment**

22.1 **Fees**. The Client agrees to pay the Custodian the fees and expenses for the Services performed pursuant to this Agreement as set forth in Appendix I. The Custodian may increase or decrease the fees charged at any time upon 30 days' prior notice. In addition, any services requested by the Client that are in addition to the standard Services provided by the Custodian may result in additional fees being charged to the Client or expenses being passed through to the Client, including printing and mailing charges. All payment obligations under this Agreement are non-cancelable and all payments made are non-refundable.

22.2 **Invoicing and Payment Terms**. The Client will pay all fees hereunder within 30 days of the date of the applicable invoice issued by the Custodian. In the event the Client disputes any invoiced fees, the Client will provide written notice of the disputed amount within 15 days after the date of such invoice and timely pay any undisputed portion of such invoice. The Parties will cooperate in good faith to resolve any disputed invoice or portion thereof within 15 days of notice of dispute. All amounts payable by the Client under this Agreement will be made without setoff and without any deduction or withholding. The Client will promptly reimburse the Custodian for any cost or expense incurred in connection with any collection efforts undertaken by the Custodian in connection with any past due amount owed under this Agreement. At the Custodian's discretion, past due amounts may accrue a late fee equal to the lesser of 1.5% per month or the maximum amount allowed by applicable law.

22.3 **Purchase through Platform Provider**. The Client understands and acknowledges that all or a portion of fees and expenses may, at the sole discretion of the Platform Provider, be paid to the Custodian by the Platform Provider and subsequently be passed through to the Client by the Platform Provider. Notwithstanding anything to the contrary, the Client may be required to compensate Platform Provider for the Custodian's services, and among other provisions, certain terms related to fees, payment terms, taxes, term, termination, renewal, and support may be established between Platform Provider and the Client for the purchase of the Custodian's services hereunder.

Section 23. **Governing Law and Venue**

This Agreement is solely and exclusively governed, construed, and enforced in accordance with the laws of the State of Wyoming, without giving effect to conflict of law rules or principles that would cause the application of the laws of any other jurisdiction. Both Parties submit to personal jurisdiction in the federal and state courts located in Cheyenne, Wyoming, and further agree that any and all claims and controversies arising out of this Agreement that cannot be amicably resolved by the Parties will be brought solely and exclusively in a court in the State of Wyoming. Each Party hereto waives any objection it may have at any time, to the laying of venue of any actions or proceedings brought in an inconvenient forum and further waives the rights to object that such court does not have jurisdiction over such parties.

Section 24. **Miscellaneous**

24.1 **Notices**. Any notice or other communication under this Agreement will be in writing and will be effective upon delivery as follows: (a) if to Client, when sent via email to the email address below or otherwise on record with the Custodian; and (b) if to Custodian, when sent via email to legal@brassicafin.com. Any such notice, in either case, must specifically reference that it is a notice given under this Agreement.

24.2 **Confidential Relationship; Privacy Statement and Policy**. All information and advice furnished by either party to the other hereunder, including their respective agents and employees, will be treated as confidential and will not be disclosed to third parties except as required by law and as necessary to service the Accounts. Client hereby acknowledges receipt of, and the Custodian agrees to maintain the confidentiality of all Client's related personal information. The then-current Brassica privacy policy, which may be found at https://www.brassicafin.com/legal/privacy, identifies how Brassica collects, uses, and discloses, on a limited basis, your information. This provision will survive termination of this Agreement.

24.3 **No Publicity**. Client will not make any public statement, including any press release, media release, or blog post which mentions or refers to the Custodian or a partnership between Client and the Custodian, without the prior written consent of the custodian.

24.4   Choice of Trust Company and Referral. The Client acknowledges that they have the choice to select any trust company or financial institution to provide custody services for their Assets. The Client also acknowledges that while they have been referred to Brassica by the Platform, the Client has elected to open an Account with Brassica based on their independent choice, free from pressure or influence.

24.5   Service to Other Clients. It is understood that the Custodian may perform investment services for various clients including related persons of the Custodian. The Client agrees that the Custodian may provide advice and take action with respect to any of its other clients, itself or Affiliates that may compete with or differ from the advice given or the timing or nature of action taken with respect to the Client. It is understood that the Custodian will not have any obligation to purchase or sell, or to recommend for purchase or sale, for the Client any security or other investment which the Custodian, its principals, Affiliates, or employees may purchase or sell for its or their own accounts or for the account of any other client, if in the opinion of the Custodian such transaction or investment appears unsuitable, impractical, immaterial, or undesirable for the Accounts.

24.6   No Third-Party Beneficiaries. This Agreement is not intended to confer any rights or benefits to any third parties, including, but not limited to, the Client's end customers or investors.

24.7   Headings. Titles to Sections of this Agreement are included for convenience of reference only and will be disregarded in construing the language contained in this Agreement.

24.8   Severability. If any provision of this Agreement is or becomes illegal, invalid, or unenforceable under any applicable law, the remaining provisions will remain in full force and effect (as will that provision under any other law).

24.9   Waiver of Rights. No failure or delay of the Client or the Custodian in exercising any right or remedy under this Agreement will constitute a waiver of that right. Any waiver of any right will be limited to the specific instance. The exclusion or omission of any provision or term from this Agreement will not be deemed to be a waiver of any right or remedy the Client or the Custodian may have under applicable law.

24.10   Recordings. The Client and the Custodian consent to telephonic or electronic recordings for security and quality of service purposes and agree that either may produce telephonic or electronic recordings or computer records as evidence in any proceedings brought in connection with this Agreement.

24.11   Assignment. The Custodian may assign this Agreement, delegate its duties hereunder, and transfer the Accounts to any of its affiliates or to its successors and assigns, whether by merger, consolidation, or otherwise, in each case, without prior notice to the Client. The Client hereby acknowledges and agrees that the governing law and venue set forth in Section 23 will change to the jurisdiction of such assignee, and that certain provisions of this Agreement may be modified as required by law or as requested by the prudential regulator having jurisdiction over the assignee. In the event the Custodian assigns this Agreement to a South Dakota affiliate, the governing law and venue set forth in Section 23 will change to South Dakota, and that certain provisions of this Agreement may be modified as required by law or as requested by the South Dakota Division of Banking. The Custodian (or such assignee) will provide the Client with a copy of any such modified agreement, which the Client acknowledges and agrees shall have full force and effect as a successor to this Agreement. The Client may not assign or transfer any of its rights or obligations under this Agreement without the Custodian's prior written consent. Any attempted transfer or assignment in violation hereof will be null and void.

24.12   Contractual Relationship. Nothing contained in this Agreement will constitute the Client and/or the Custodian (and/or any other Person) as members of any partnership, joint venture, association, syndicate, unincorporated business, or similar assignment as a result of or by virtue of the engagement or relationship established by this Agreement. Neither the Client nor the Custodian will hold itself out as an agent, partner or joint venture partner of the other or any of the subsidiaries or companies controlled directly or indirectly by or affiliated with the other.

24.13   Independent Review. Each Party recognizes that this Agreement is legally binding. The Parties acknowledge that they have been advised to seek independent legal, tax, investment, or other professional advice prior to entering into this Agreement and have had ample opportunity to do so. In any interpretation of this Agreement, it shall not be construed against either Party as the drafter. The Client expressly confirms having read and understood this Agreement and is entering into it freely and voluntarily.

24.14   USA PATRIOT Act Notice. The Client hereby acknowledges that Custodian is subject to federal laws, including the Customer Identification Program (CIP) requirements under the USA PATRIOT Act and its implementing regulations, pursuant to which the Custodian must obtain, verify, and record information that allows the Custodian to identify the Client. Accordingly, prior to opening any Accounts hereunder the Custodian will ask the Client to provide certain information including, but not limited to, name, address, tax identification number and other information that will help the Custodian to identify and verify the Client's identity such as organizational documents, certificate of good standing, license to do business, or other pertinent identifying information.

24.15   Other Business. Nothing herein will prevent the Custodian or any of its affiliates from engaging in other business, or from entering into any other transaction or financial or other relationship with or receiving fees from or from rendering services of any kind to the Client or any other Person. The Custodian and its affiliates may own and trade Digital Assets and are not prohibited from engaging in other business or activities, including those that might be in direct competition with the Client. The Custodian and its affiliates (or funds or other accounts advised or managed by them) may have investments in, or other commercial arrangements with, counterparties that fill Trade Orders or other service providers to the Custodian. Affiliates of the Custodian (and funds or other accounts advised or managed by them) may themselves utilize the Custodian's trade execution service and submit Trade Orders that could be internally crossed with Trade Orders of the Client.

24.16 **Entire Agreement; Amendments**. This Agreement, including all exhibits and schedules, constitutes the entire Agreement and understanding between the Parties, and supersedes all previous communications, representations, or agreements, whether written or oral, with respect to the subject matter hereof. In the event this Agreement conflicts with any exhibit, schedule, or terms of use, the terms of this Agreement will control and govern. Except as specified in this Agreement, this Agreement may be modified only by written agreement signed by both Parties.

* * * * *

The Client has caused this Agreement to be executed as of the Effective Date.

CLIENT

Signature:

Name:

Title:

Date:

Email for Notices:

EXHIBIT D

Omnibus Nominee Trust Agreement

OMNIBUS NOMINEE TRUST AGREEMENT

THIS OMNIBUS NOMINEE TRUST AGREEMENT (this "Nominee Agreement"), dated as of [DATE], is entered into by and between Brassica Trust Company LLC (the "Nominee") and the undersigned (the "Entitlement Holder").

RECITALS

WHEREAS, the Entitlement Holder has invested and/or intends to invest in exempt securities offerings pursuant to which the Entitlement Holder may acquire securities (each, a "Security" and as each such Security is described from time to time on Exhibit A hereto, the "Property");

WHEREAS, the Property is, or upon issuance will be, 100% beneficially owned by the Entitlement Holder;

WHEREAS, the title holder of the Property will be a trust established by and maintained by Nominee for the purposes of safeguarding the Property and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to such Property;

WHEREAS, Entitlement Holder wishes to engage Nominee as its limited agent to safeguard and provide certain limited services with respect to the Property held in trust; and

WHEREAS, the Entitlement Holder and the Nominee wish to establish a nominee relationship upon the terms and conditions, and for the limited purposes, set forth in this Nominee Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants contained in this Nominee Agreement, the parties agree as follows:

1.   Appointment. The Entitlement Holder hereby appoints the Nominee to act as nominee for the Entitlement Holder, to serve in such capacity until the appointment and authority conferred shall be revoked, for the limited purpose of causing to be held, and holding, in the name of the Nominee alone, title to the Property beneficially owned by the Entitlement Holder and acquired by the Nominee for the benefit of Entitlement Holder or otherwise conveyed to the Nominee pursuant to this Nominee Agreement in accordance with the directions of the Entitlement Holder, with power and authority limited to registering and holding the Property in the Nominee name, and otherwise acting with respect to the Property in accordance with the instructions of the Entitlement Holder, as provided in this Nominee Agreement or as may be given by the Entitlement Holder from time to time. In the context of investments made on or after the date hereof, the Entitlement Holder hereby directs the Nominee to acquire, on behalf of the Entitlement Holder, any Security that the Entitlement Holder subscribes for directly from the issuer thereof in the name of the Nominee. The Entitlement Holder acknowledges and agrees that it shall pay the aggregate

subscription amount due in respect of any such Security at the time and in the manner contemplated in the related subscription agreement, and that the Nominee will have no obligation to make any payments on behalf of the Entitlement Holder in respect of its acquisition of any Security. The Entitlement Holder acknowledges and agrees that the issuer of a Security may have the right to reject the Entitlement Holder's subscription for any given Security, and that the Nominee will have no liability for the failure of any Security to be issued pursuant to any subscription entered into by the Entitlement Holder, and the Entitlement Holder waives, to the fullest extent permitted by law, any claims of any kind it may have against the Nominee for executing any documents on behalf of, or for the benefit of the Entitlement Holder pursuant to this Agreement and agrees that the Nominee will have no liability (whether direct or indirect) to the Entitlement Holder in respect of any claim or to any person asserting a claim on behalf of or in right of the Entitlement Holder.

2.   Acceptance. The Nominee hereby accepts the appointment described in Paragraph 1 above, upon the terms and conditions set forth in this Nominee Agreement and will always faithfully and promptly carry out and observe the instructions of the Entitlement Holder regarding the acquisition, holding of title to or otherwise acting with respect to the Property of the Entitlement Holder transferred to the Nominee hereunder and with respect to the Property. The Nominee acknowledges that it shall have no right or authority to act with respect to the Property, except upon the instructions of the Entitlement Holder.

3.   Revocation. The Entitlement Holder may, at any time, in their absolute discretion, terminate this Nominee Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Property the transfer of which is restricted by contract, law, edict or otherwise ("Restricted Property") unless consented to by the issuer thereof (including by blanket consent). To be effective, any such termination shall be in writing, signed by the Entitlement Holder and delivered to the Nominee in accordance with the provisions of Paragraph 13 hereof with instructions for the return of the Property to the Entitlement Holder or their designee without consideration.

4.   Custody of Property. Throughout the term of this Nominee Agreement, the Property will be held in the custody of the Nominee and the Nominee will take all actions reasonably necessary to assure the safekeeping of such Property. In taking any action with respect to the Property, the Nominee shall be acting solely as the agent and nominee of the Entitlement Holder. Property shall include any funds, securities, or other assets acquired through the benefit of holding the Securities (including by conversion of any convertible, exchangeable or redeemable Security (collectively "Convertible Instruments")).

5.   No Beneficial Interest. The Nominee's sole function during the term of this Nominee Agreement shall be to hold nominal legal title to the Property for the benefit of the Entitlement Holder under and subject to the Entitlement Holder's instructions. If third parties may require that they be furnished with documents executed by the Nominee as such holder of legal title to the Property, the Entitlement Holder shall prepare such documents, and the Nominee shall execute such documents in accordance with the Entitlement Holder's instructions. The Nominee shall have no discretionary authority to exercise any control over the Property, except as set forth herein, it being expressly understood that the Nominee shall have no real interest in the Property, except to perform ministerial tasks at the instructions of the Entitlement Holder. The Nominee

acknowledges that the Entitlement Holder is, and during the entire term of this Nominee Agreement shall remain, the true and actual owner of the Property. The Nominee and the Entitlement Holder hereby acknowledge and agree that, with respect to the Property, the Entitlement Holder will have the rights of an entitlement holder under Article 8 of the Uniform Commercial Code as in effect in the State of Wyoming. Neither the Nominee nor any officer, director, employee, or shareholder of the Nominee will have or claim any beneficial interest whatsoever in the Property, provided however, that the Nominee may vote on matters that relate to the Property in the manner directed by the Entitlement Holder. Further, the Nominee will not hold itself out as having, or represent to any person that it has, any beneficial interest whatsoever in the Property. Notwithstanding the foregoing, with respect to Property that consists of shares of stock of a domestic or foreign corporation or other entity, the Nominee may, if so, instructed by the Entitlement Holder, register such shares on the books of the issuing entity in the Nominee's name alone, without indication of any nominee or other fiduciary capacity.

6.   <u>Instructions From the Entitlement Holder</u>. Pursuant to the written (including electronic form) instructions of the Entitlement Holder, the Nominee will promptly execute and deliver all contracts, consents, assignments, powers of attorney, resolutions, proxies, waivers, disclaimers, and other instruments, general or specific, affecting or relating to the Property; <u>provided</u>, <u>however</u>, that the Entitlement Holder hereby provides standing instructions to the Nominee to consent to the conversion of any Convertible Instrument <u>provided</u>, <u>further</u>, and for the avoidance of doubt, while the Nominee shall consent to any other instrument that requires consent for conversion thereof it shall <u>not</u> do so without written instructions from the Entitlement Holder if such conversion consent is tied to an amendment or change in terms to the Convertible Instrument. Immediately upon receipt by the Nominee, the Nominee will transmit all funds received with respect to the Property to the Entitlement Holder, together with an accounting therefor, and will deliver to the Entitlement Holder all correspondence, notices, invoices, proxies, certificates, and other documents received with respect to the Property.

7.   <u>Signatures Required</u>.   The signature of the Entitlement Holder, as contemplated in this Nominee Agreement will be sufficient to bind the Nominee for all purposes of this Nominee Agreement, including, without limitation, the sale, assignment, pledge, hypothecation, or other transfer, encumbrance, or disposition of the Property.

8.   <u>Indemnification</u>. The Entitlement Holder will, at all times, hold harmless and indemnify the Nominee and each of the officers, directors, attorneys, and employees of the Nominee from and against any and all costs, expenses, damages, claims, demands, and liabilities of every kind of character that relate to the Property and may arise out of this Nominee Agreement or the performance of the duties imposed by this Nominee Agreement, or that may be incurred with respect to the Property or with respect to any acts or omissions directed by the Entitlement Holder; <u>provided</u>, <u>however</u>, that the foregoing indemnification will not apply to costs, expenses, damages, claims, demands, and liabilities that may arise or be imposed upon the Nominee or any officer, director, attorney or employee of the Nominee by reason of that person's intentional misconduct or gross negligence.

9.   <u>Assignment</u>. The Nominee may assign this Agreement, delegate its duties hereunder, and transfer the Property to any of its affiliates or to its successors and assigns, whether

by merger, consolidation, or otherwise, in each case, without notice to the Entitlement Holder. The Entitlement Holder hereby acknowledges and agrees that the governing law and venue set forth in Section 12 will change to the jurisdiction of such assignee, and that certain provisions of this Agreement may be modified as required by law or as requested by the prudential regulator having jurisdiction over the assignee. In the event the Nominee assigns this Agreement to a South Dakota affiliate, the governing law and venue set forth in Section 12 will change to South Dakota, and that certain provisions of this Agreement may be modified as required by law or as requested by the South Dakota Division of Banking. The Nominee (or such assignee) will provide the Entitlement Holder with a copy of any such modified agreement, which the Entitlement Holder acknowledges and agrees shall have full force and effect as a successor to this Agreement. The Nominee (or such assignee) will provide the Entitlement Holder with a copy of any such modified agreement, which the Entitlement Holder acknowledges and agrees shall have full force and effect as a successor to this Agreement. The Entitlement Holder may not assign or transfer any of its rights or obligations under this Agreement without the Nominee's prior written consent. Any attempted transfer or assignment in violation hereof will be null and void.

10. <u>Binding Effect</u>. This Nominee Agreement will inure to the benefit of and bind the parties and their respective successors and assigns.

11. <u>Counterparts</u>. This Nominee Agreement may be signed in any number of counterparts, each of which shall be an original and all of which together shall constitute one instrument. This Nominee Agreement may be executed by signatures, electronically or otherwise, delivered by email, and a copy hereof that is properly executed and delivered by a party will be binding upon that party to the same extent as an original executed version hereof.

12. <u>Governing Law</u>. This Nominee Agreement shall be construed in accordance with and governed by the laws of the State of Wyoming. Any dispute concerning the terms or enforceability of this Nominee Agreement shall be brought in a court subject to the jurisdiction of the State of Wyoming.

13. <u>Notices</u>. All notices demands, consents, elections, offers, requests or other communications (collectively, a "<u>notice</u>") required or permitted hereunder shall be in writing and shall be deemed effective upon delivery as follows: (a) if to the Entitlement Holder, when sent via email to the email address below or otherwise on record for the Entitlement Holder and (b) if to Nominee, when sent via email to legal@brassicafin.com. Any such notice, in either case, must specifically reference that it is a notice given under this Nominee Agreement.

14. <u>Termination</u>.   This Nominee Agreement may be terminated by (i) the Nominee at any time by providing the Entitlement Holder with not less than ten days advance written notice and (ii) the Entitlement Holder if the Nominee is in material breach of this Nominee Agreement or with respect to any registered Property, by providing the Nominee with not less than ten days advance written notice. Upon termination, the Nominee will execute all documents reasonably necessary to resign as Nominee and to transfer legal title ownership of the Property to the Entitlement Holder or their designee <u>provided</u>, <u>however</u>, any Restricted Property will be transferred to a qualified successor to the Nominee, as determined in the Nominee's reasonable discretion unless allowed by Paragraph 3 of this Nominee Agreement.

IN WITNESS WHEREOF, the Nominee and the Entitlement Holder have adopted this Nominee Agreement to be effective as of the date first written above.

ENTITLEMENT HOLDER   **BRASSICA TRUST COMPANY LLC**

Signature: Signature:

Name: Name:

Title: Title:

Email for Notices:

EXHIBIT E

Video Transcript

Upside Mission Video Script

Upside's mission wasn't generated with AI. It didn't go viral on TikTok or IG. It wasn't written on a napkin at a restaurant. It was forged through deep life experiences. We took it on the chin. We lost friends. We gained new ones. We fell into addiction...and then beat it. We lost our way and almost lost everything. Earned it all back and then some. We learned a lot. See…Entrepreneurship isn't about some big payday at the end of the rainbow. Entrepreneurship is about the journey. It's about creating something that matters. Upside matters. And we want to create it with you. Our mission? To win sports betting and turn a predatory industry into a positive force for good. How? By giving a third of our equity away to you, the players. They say the house always wins. We want you to own the house. It all starts with you, our founding player-investors. As a founder, you're the inner circle. You build Upside with us. From the ground floor. We're talking gameplay from daily fantasy sports to innovative bracketology, sportsbook, and more. Every decision, every feature. You have a say. Take the journey with us. Help us finish what we started. Together, let's build a platform unlike any other. One that is fun, social, and safe. Together, let's reshape this industry. We may be on a field with giants, but David and Goliath isn't a fuckin' fairy tale in this story. Together, nothing can stop us. Together, we will outplay the giants and win. Play, own, create. Upside. Play Different.

Upside 1% Plan Trailer

Hello there. My name is Sam Williams, and what I'm introducing today is the 1% plan, which is a daily routine geared towards helping you become at least 1% better versions of yourself every single day. The objective of this training program is to empower our family to become the best versions of themselves by giving them the tools needed to continue to look for ways to become more skilled in life and in business. With a unique approach to implementing our techniques, coupled with 10 years of experience in the field, we not only give our family the tools, but we show them how to use 'em. We truly do believe that every day we can become at least 1% better than we were the day before, thus leading us eventually to becoming the best versions of ourselves. And, the 1% plan shows you exactly how to do that.

Real-Time Brackets Video #1 (Sports Illustrated)

This March, be unbustable with the revolutionary Sports Illustrated Real Time Brackets. To get started, fill out your bracket. But unlike the old busted way, now you can switch a losing pick in real time during live games. If one of your picks looks like it's gonna bust, Now you can switch teams. Points for a winning pick are dropping after each TV timeout.

And last chance to switch is with four minutes left to play. So make that winning call sooner for maximum pool points. And we keep track of points for your original and real time picks. Pretty cool. Can't watch live games? Don't worry. You'll get email alerts if a pick is losing. What if a favorite gets upset?

Shake it off. Re pick a new team to keep your bracket alive in the next round. The madness is coming. Get into it, and never be out of it. Be Unbustable.

Upside Player-Advisor Video

I think about this stuff at the gym, when I'm working, when I'm not supposed to be thinking about it. So it's cool to have a group that allows me to share my ideas and in the three months that I've been with you guys, I've already seen my ideas, other people's ideas get added into the app and be heard. So I'm, I couldn't tell you how excited I am to be a part of the team and I'm excited to see where this thing goes.

My name is Brody Bronczewski and I am a player owner. I chose to be an Upsider because I wanted to see something built from the ground up with a group of like-minded people.

One of the things I appreciate most about Upside is the strong focus on mental health and wellness and promoting safer gameplay. I'm really grateful to be part of such impactful and meaningful work.

For me, uh, like the player owned piece is big. I just, I've always been, um, Someone that just kind of likes having their hand in a lot of things, just building things from scratch. Being part of this and then having access actually to like our leadership team is pretty awesome for me to like just be a part of something that we can provide feedback on constantly. They're actually listening to it, we're building it, being able to have equity in that. Like Sam said, like the house always wins and now I can be a part of it too. Like, there's no reason why I wouldn't not take that opportunity.

My experience as a player owner at Upside has been tremendous. Um, getting to see from the name, uh, through the app itself, the interface and gameplay to have input on that. To understand that input is actually valued because it's Upside's mission to keep its player owners involved at the forefront. I look forward to being a part of this all the way.

I just could not be more excited. I love him overall putting together and I love him being a part of it.

You see how when it comes up, you go to NBA or you go to NFL, there's immediately your player list? I was thinking we condense that down to games, and then you click into a game, and then it shows the players.

I'd like to be able to scroll to each point and see, you know, 22. 8 points, whatever the values are, and then see LeBron's total for today as a line across.

We're practicing what we preach here, right? We talk about responsible game. We talk about setting budgets and I'm just a big fan of it.

Real-Time Brackets Video #2 (247Sports)

Coming soon, the madness of March, when you and 90 million other fans carefully fill out your brackets and hope you won't bust early. This year, what if you could change your picks during the tournament? That would be amazing. I can kind of keep my own morale up. I think it's a huge benefit. I would say, where do I sign up?

Introducing 247 Real Time Brackets. Only 247 Real Time Brackets lets you change your picks. In every game and every round. And share the experience with friends and foes. 24x7 Real Time Brackets is fun and easy to play, but challenging to win. To get started, fill out your bracket right in the app. But unlike the old way, you can now change your picks in real time during the games.

If one of your picks looks like it's going to bust, you can switch teams. 32 games in the first round. If you lose 12, might as well just tear it up and throw it away. But if you have the opportunity to change it in the middle of a game, I'm in. Sound too easy? Think you'll have a perfect bracket? Available points drop after each TV timeout, and with your last chance to switch four minutes before the final buzzer, there are no layups, and late comebacks can make a bad call costly.

That's awesome. Takes it to a whole nother level. Who invented this? What if that big pick gets upset? Well, maybe a star player went out during the game, boom, you switch to the other team, and that's the upset. And don't worry, 247 Real Time Brackets will send you in game alerts throughout the tournament to keep you on top of the action, even for games you can't watch live.

The best thing is, my productivity at work will go down even more. It's quick and easy to invite everyone to get in, sit Signed up and sharing the fun. Real-Time Brackets even lets you trash talk your friends for all to see. I like that. We're going somewhere with that one. You gotta trash talk. It makes it more fun.

That's the only way to go. It didn't happen if nobody seen it. This is gonna revolutionize basketball and take it to the next step. Check it out and experience the madness like never before this March. 247 Real-Time Brackets. Your bracket just got better.

Floyd Mayweather Video #3 (Floyd)

We all know the perfect bracket is more impossible than beating Floyd Money Mayweather in the ring. But what if I told you, you could change your picks during the game. Real talk. If your team is losing, change your pick to stay perfect. You do the math. Real time changes. Win my money on Real-Time Brackets.

Are you ready for Real-Time Brackets?

You know more than 40 million people create a bracket for this tournament and nobody lets you change your picks but us. And we have the highest paid athlete of the decade. That's right, Floyd Money Mayweather. You know he has a lot of Benjamins and since he's my boy, he decided to give you one million dollars.

Whether you've played in a tournament before or not, there isn't any one way to create a bracket. Whichever way you're gonna create it, just remember on RTB, you can change it at any point. I know it might sound crazy, but that is the beauty of Real-Time Brackets. If you don't feel good about how things are playing out, wait for the TV timeout. At that point, feel free to change your pick if you'd like. By halftime, lock in all 63 games, and you're walking away with one million dollars. And shout out to my boy Floyd Mayweather for the money.

One million dollars. A seven figure payday. Repeat after me: Real. Time. Brackets.

Daily Number Brand Hype Video

Scene 03B take 2 mark.

You like this? Hmm, is this what you like?

EXHIBIT F

Updated Campaign Page



Republic

Company Name Upside

Logo Upside



Headline Fantasy sports & betting app where the players (users) own the House







PLAY
Proven, proprietary, & PATENTED games.
DK Metcalf SEA @ DAL 4:15PM 23.5FP
A. Judge NYY @ TB 7:10PM 15.5FP
C. McDavid EDM @ FLA 7:30PM 10.5FP
L. James LAL @ CHI 8:00PM 58.5FP
L. Jackson BAL @ PIT 8:30PM 31.5FP
G. Antetokounmpo MIL @ BOS 7:30PM 61.5FP
AS SEEN ON
Sports Illustrated
247SPORTS
SBNATION
ESPN
FEATURE UPDATES
FOLLOWING PICKS
MEMPHIS
GEORGE WASHINGTON
62
Upside

PLAYER COMMUNITY
30%
INVESTORS
30%
MENTAL HEALTH & ADDICTION
10%
FOUNDERS & EMPLOYEES
30%
OWN
Shares in a company you are helping to shape in real-time.
Become a Founding Investor in Upside today!
Founding Investors get first access to player-equity programs (i.e. Refer to Earn)
Upside

Monthly budget calculator
$10,000.00
CALCULATE BUDGET
CREATE


HELP US BUILD A PLATFORM THAT IS
FUN, SOCIAL, & SAFE.
Budget allocation
Mandatory Expenses
Your Savings
Debt Payment
Total discretionary: $1,500
Upside

Slides


SHARE THE UPSIDE
We're on a mission to become the industry's #1 fantasy sports & betting brand. When Upside wins, everyone wins - especially you!
DOWNSIDE
betr
sleeper
UNDERDOG FANTASY
DRAFT KINGS
VALUATION
$8.5MM+
$375MM (SERIES B)
$400MM (SERIES B)
$485MM (SERIES B)
YOUR EST ROI
3X
7X - 10X
250X+
$10K INVESTMENT =
$30K
$70K - $100K
$2.5MM+
MENTAL HEALTH & ADDICTION
$35MM - $50MM
$1.5BN+
DOWNSIDE ROI ASSUMPTION BASED ON 3X CASH-AMOUNT IN CROWD SAFE (SEE INVESTMENT TERMS)
*THE ISSUER HAS NOT INDEPENDENTLY VERIFIED ANY OF THE INFORMATION CONTAINED HEREIN AND NO REPRESENTATION OR WARRANTY IS MADE BY THE ISSUER AS TO THE ACCURACY, RELIABILITY, OR COMPLETENESS OF ANY OF THE INFORMATION HEREIN OR ANY CONCLUSIONS DERIVED IN ANY WAY FROM ANY OF THE INFORMATION HEREIN.
Upside


ACCESS
EXCLUSIVE
OWNER
EXPERIENCES
Upside


DRIVE IMPACT THAT
SAVES LIVES
Upside will use 3% of proceeds raised to sponsor an individual's recovery as the first step toward our goal of delivering treatment to 1 Million people suffering from addiction.
Upside


INVEST
TODAY
We are seeking bold and courageous investors to take the journey with us to slay Goliath and build a brighter future.
Upside

Tags Sports, Apps, B2C, Black Founders, Diversity & Inclusion, Wellbeing & Longevity, Social Media + Networks, AI & Machine Learning, $1M+ raised, Power Founders, Companies

Summary

- Fantasy sports & betting co. where players (i.e. users) own 30% of equity
- Players earn equity for gameplay, referral, & for helping build the company
- 10% of equity is reserved to benefit mental health & addiction
- Safe & social betting app for fantasy sports, bracketology, & sportsbook
- Patented NCAA bracket product lets users change picks in real-time
- Games successfully operated w/ CBS Sports, SB Nation, Entercom, & more
- Raised $1.4MM & acquiring $3MM+ in proven gaming assets (incl. patents)

Opportunity

OWN THE HOUSE

Everyone knows the House always wins. That is why **we are inviting you to own the House**.

Upside is the world's first fantasy sports & betting platform owned by the people and operated for social good. Our first-of-its-kind player-ownership model enables users (the "players") to become shareholders through gameplay, referrals, & advisory.

30% of Upside's equity is reserved exclusively for our player community, while **10% of both equity and revenue are set aside to benefit mental health & addiction**. On Upside, even when you lose a bet, you win! Simply by playing, you are increasing your shareholder value while also contributing to positive social impact.

Upside is being created in partnership with its player-owners. Together, we are **building the industry's safest and most social fantasy sports & betting platform**. Upside is not just a company, it's a movement. Our community is on a mission to win sports betting and convert a predatory industry into a positive force for good.

With the power of the players behind us, Upside has the potential to become the industry's #1 fantasy sports & betting brand. Achieving this goal, would enable Upside to distribute **billions of dollars back to its player community,** provide **$1.5 Billion+ in funding for mental health & addiction,** and generate **triple digit returns for you, our investors.**



SHARE THE UPSIDE
We're on a mission to become the industry's #1 fantasy sports & betting brand. When Upside wins, everyone wins - especially you!
DOWNSIDE
betr
sleeper
UNDERDOG FANTASY
DRAFT KINGS
VALUATION
$8.5MM+
$375MM (SERIES B)
$400MM (SERIES B)
$485MM (SERIES B)
YOUR EST ROI
3X
7X - 10X
250X+
$10K INVESTMENT =
$30K
$70K - $100K
$2.5MM+
MENTAL HEALTH & ADDICTION
$35MM - $50MM
$1.5BN+
DOWNSIDE ROI ASSUMPTION BASED ON 3X CASH-AMOUNT IN CROWD SAFE (SEE INVESTMENT TERMS)
*THE ISSUER HAS NOT INDEPENDENTLY VERIFIED ANY OF THE INFORMATION CONTAINED HEREIN AND NO REPRESENTATION OR WARRANTY IS MADE BY THE ISSUER AS TO THE ACCURACY, RELIABILITY, OR COMPLETENESS OF ANY OF THE INFORMATION HEREIN OR ANY CONCLUSIONS DERIVED IN ANY WAY FROM ANY OF THE INFORMATION HEREIN.
Upside

**The Issuer has not independently verified any of the information contained herein and no representation or warranty is made by the Issuer as to the accuracy, reliability, or completeness of any of the information herein or any conclusions derived in any way from any of the information herein.*

Our Platform

PLAY ALL YOUR GAMES
IN ONE PLACE

Upside is building a **full-service social sports betting platform** featuring **daily fantasy sports**, **bracketology**, and **sportsbook**, all made available through our best-in-class mobile app.



PLAY
Proven, proprietary, & PATENTED games.
DK Metcalf SEA @ DAL 4:15PM 23.5FP
A. Judge NYY @ TB 7:10PM 15.5FP
C. McDavid EDM @ FLA 7:30PM 10.5FP
L. James LAL @ CHI 8:00PM 58.5FP
L. Jackson BAL @ PIT 8:30PM 31.5FP
G. Antetokounmpo MIL @ BOS 7:30PM 61.5FP
AS SEEN ON
Sports Illustrated
247SPORTS
SBNATION
ESPN
FEATURE UPDATES
FOLLOWING PICKS
EZ_Money9
MEMPHIS
GEORGE WASHINGTON
Upside

Our platform is anchored by proven, proprietary, and patented games that have been successfully operated with major partners including **SB Nation**, **247Sports / CBS**, **Entercom**, & more.

Real-Time Brackets. The Future of Bracketology.

Tournament brackets haven't evolved since pen & paper. We've **patented the future of bracketology**. Real-Time Brackets is the only bracket game that lets you change your picks in real-time during live NCAA Tournament games.

Daily Number. Real-Money Daily Fantasy Sports.

Your browser does not support HTML5 video.
Upside's app features daily, year-round real-money fantasy sports gameplay for all your favorite sports built on top of our Daily Number platform.

Fun, Social & Safe Platform
We are developing our platform at the direction of our player-owners, who have a say in every game and feature that we build. Together, we are creating **the industry's safest and most social fantasy sports & betting app**.


SOCIAL
GAMEPLAY
@TommyGun1
David Jameson
12 following 18 followers
Investor
Top Winner
Top Earner
FOLLOW
Followed by TotalRecall, dowryomicron, and 2 others you know
Active
Drafts
Upcoming
Completed
GotRodeo 2h ago
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97.3 $10 → $20
Start: 7:05 PM / Tue
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Cheer
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GotRodeo 2h ago

Social Gameplay
All games are highly social featuring unique ways to play with and against your friends. Compete in squads, tail or fade friends' picks, and of course chirp everyone always!

Play Safe Budget
All players on Upside's platform are required to establish a play budget that caps monthly deposits based on income to keep gameplay fun & safe.

Build YOUR Own Sportsbook!
As a founding investor, you will have the opportunity to collaborate directly with our team to build your very own sportsbook from the ground floor.

Player Equity Ownership

OWN AND GO FROM PLAYER TO PARTNER


PLAYER COMMUNITY
30%
INVESTORS
30%
MENTAL HEALTH & ADDICTION
10%
FOUNDERS & EMPLOYEES
30%
OWN
Shares in a company you are helping to shape in real-time.
Become a Founding Investor in Upside today!
Founding Investors get first access to player-equity programs (i.e. Refer to Earn)
Upside

While players are entirely responsible for driving industry economics, they have been excluded from participating in the distribution of value they create. The industry's financial upside has been reserved exclusively for private equity firms, large corporations, and ultra high net worth individuals. That is, until now.

Upside is the world's first player-owned fantasy sports & betting company. **30% of our equity is reserved exclusively for our player community**, who get first access to funding rounds as well as ongoing opportunities to **earn shares for**:

- Gameplay
- New player referrals
- Advising the company
- Social media promotion
- Completion of wellness challenges

Player-owners have a unique ability to drive their own shareholder value through gameplay and referral. Collectively, our players hold the power to make Upside the #1 fantasy sports & betting brand in the U.S. and thus directly influence the outcome of their equity stake.

Player Partnership

CREATE THE FUTURE WITH US

Upside is truly being **created for and by the players**. Our player-owners are our business partners. They have a say in every single thing that we build and do. Our earliest founding player-owners chose the name "Upside" *(shout out to Andy Creal!)*. They've provided gameplay ideas that have resulted in new features on our platform. They've even helped us close investors by joining pitch calls. And, we're only just getting started. Join us and together let's build an organization that reshapes the fantasy sports & betting industry forever.

Owner Experiences



Our competitors love to use celebrities to entice you to bet. But what benefit is it to you to see the Manning brothers in a Caesar's commercial or Jamie Foxx promoting BetMGM? When you're an owner of Upside, our celebrity partners and investors are your business partners and you'll have access to them.

Problem

MASSIVE INDUSTRY
RIPE FOR DISRUPTION

Americans bet $119.84 Billion on sports in 2023, up 27.5% from 2022.

40% of the U.S. population still does not have access to legal online sports betting.   The industry is in its infancy, but the products, business models, and general ways of thinking that underpin it are both archaic and unethical.

Business Problem
The current market is a race to the bottom. Customer acquisition costs ("CAC") are extremely high as look-a-like brands with identical products compete aggressively on marketing. There's no differentiation and thus no brand loyalty. The result is upside-down business models. **DraftKings reported over $3 Billion in losses between 2021 - 2023.**

Social Problem
The widespread rollout of mobile sports betting is causing a rapid increase in gambling addiction, particularly amongst younger generations, as long standing predatory practices of the retail gambling industry are brought online. To offset massive customer acquisition costs, leading operators exploit vulnerable customers and encourage play without effective guardrails to prevent devastating financial losses. Without new leadership, the industry is **on a crash course to cause our country's next epidemic of addiction.**

Social Impact Mission

DRIVE IMPACT THAT
<u>SAVES LIVES</u>

Upside is on a mission to win sports betting and convert a predatory industry into a positive force for good by:

1. Building the industry's safest platform to prevent further spread of gambling addiction


9:41
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PLAY SAFE
BUDGET
All players on Upside's platform are required to establish a play budget that caps monthly deposits based on income to keep gameplay fun & safe.

Upside's technology team is led by a PhD of AI & Machine Learning. In addition to our Play Safe budget, we will leverage our expertise in AI to identify unhealthy playing behavior in order to intercept potentially harmful patterns at the earliest stages. Upside is using the same AI driven insights its competitors deploy, but rather than to drive increased betting volume, we leverage these tools to continually improve the safety of our gaming ecosystem.

2. Investing in player-owner holistic wellness

Player wellness is not just about safe gameplay. Our player-owners are our business partners and we are committed to their holistic wellbeing. To protect this commitment, Upside was formed as a Public Benefit Corporation. This legal structure enables the company's leadership to make decisions that prioritize player and stakeholder wellness, not just shareholder value.

As a player-owner, you are invited into a culture of wellness and high performance that is foundational to Upside's existence as an organization. We provide our player-owners with access to tools and resources like the 1% Plan that are designed to help them achieve personal wellbeing and ultimately unlock the best versions of themselves.

3. Funding mental health & addiction


DRIVE IMPACT THAT
SAVES LIVES



Upside will use 3% of proceeds raised to sponsor an individual's recovery as the first step toward our goal of delivering treatment to 1 Million people suffering from addiction.

10% of both Upside's revenue and equity are set aside to benefit our non-profit foundation which will be tasked with stewarding these resources to drive measurable impact on the mental illness & addiction crisis impacting our country.

When Upside's valuation reaches ⅓ of Fanduel's parent company Flutter, the equity reserved for our non-profit foundation will be worth $1 Billion.

4. Data sharing and establishing research partnerships

Leading operators refuse to share player data that could be used to improve consumer safety industry wide. Upside is opening up its data for research and has partnered with The Better Institute in order to gain access to experts in the fields of behavioral science, responsible gaming, and addiction prevention & recovery in an effort to continually improve the safety of its own platform as well as to educate and influence regulators and lawmakers to impose stricter requirements on operators leading to the adoption of stronger consumer guardrails and improved responsible gaming protocols across the industry.

Player Acquisition

Upside's player-ownership model **increases loyalty**, **reduces customer acquisition costs** and creates **Network Effect** resulting in **player-driven growth**.

Several factors incentivize player-owners to refer friends:

1. New player sign-ups increase value of existing equity
2. Additional equity is issued for new player referrals
3. Friends enhance overall social experience
4. Sense of ownership

Referrals drive down the overall cost of customer acquisition. Additionally, Upside's model replaces cash expenses with equity and creates a mechanism for players to fund their own sign up bonuses through investment. The result is a substantially more capital efficient customer acquisition model.



CUSTOMER ACQUISITION COST BREAKDOWN (FORECASTED)

	2025	2026	2027	2028	2029
TOTAL PER PLAYER CAC	$398	$293	$202	$144	$145
PAID IN CASH	$85	$63	$28	$17	$19
PAID IN EQUITY	$163	$122	$99	$77	$76
PAID BY PLAYERS	$150	$108	$75	$50	$50



Group Games Drive Acquisition in Volume
Group-based games like Real-Time Brackets drive player acquisition in volume. A single group administrator can bring hundreds of players to Upside's platform by hosting their NCAA Tournament pool on Real-Time Brackets.

Network Effect
Network Effect is defined as "mechanisms in a product and business where every new user makes the product / service / experience more valuable to every other user."

"The most successful companies and products of the internet era have all been predicated on the concept of Network Effect."
- Andreesen Horrowitz

Facebook, Uber, WhatsApp, Instagram, and AirBnB all achieved scale through Network Effect, not as a result of massive marketing budgets.

The current sports betting industry offers a 1:1 (player to sportsbook) transactional experience, and thus cannot create Network Effect and must rely on marketing spend to drive growth.

Upside's ownership model drives Network Effect as each new player that joins the platform increases the shareholder value for every existing player-owner. New players add further value to existing players by enhancing the social gameplay and overall community experience of Upside.

**The Issuer has not independently verified any of the information contained herein and no representation or warranty is made by the Issuer as to the accuracy, reliability, or completeness of any of the information herein or any conclusions derived in any way from any of the information herein.*

Upside Vs Industry

Pitch text



CURRENT INDUSTRY
VS
Upside
OWNED BY CORPORATE AMERICA
OWNED BY THE PLAYERS
ISOLATED GAMBLING EXPERIENCES
SOCIAL GAMING & COLLABORATIVE EXPERIENCE
IDENTICAL LEGACY 3RD PARTY PLATFORMS
MODERN UX FEATURING PROPRIETARY GAMEPLAY
UNSUSTAINABLE BUSINESS MODELS
PLAYER-OWNERSHIP DRIVES LOYALTY, REFERRAL, & LTV
PREDATORY PRACTICES EXPLOIT PLAYERS
SOCIALLY CONSCIOUS ORGANIZATION PARTNERED WITH PLAYERS
Upside

Upside has thrown out the old playbook and is building a company and platform unlike anything the industry has ever seen. Upside's **player-ownership model cannot be replicated by market leaders** due to the established nature of their ownership structures and brands.

Target Customers

NEXT-GEN VALUE DRIVERS



1
PLAYER OWNERSHIP
65% of Gen Z want to be entrepreneurs, already having or intending to start their own businesses.
2
SOCIAL GAMEPLAY
53% of Gen Z bettors participate in the action socially, with friends or family.
3
SOCIAL IMPACT
90% of Gen Z believe companies have a responsibility to address social issues.
4
ADDICTION MITIGATION
71% of Gen Z are more likely to purchase from brands that are doing something about mental health.
Upside

Upside's primary target audience is **Gen Z (21 - 28) & Millennial (29 -35) males** , whose key interests are **fantasy sports & betting**, **entrepreneurship**, & **social impact**. We are enabling a demographic of people, who love sports and want to be entrepreneurs, to become part owners of their very own sportsbook.

Traction

Upside has **raised $1.4 million in seed capital** and **launched its platform in private Beta** for testing by its founding player-owners.

The company is acquiring the assets of Real-Time Brackets & Daily Number ("DN"). **$3MM+ was raised through prior ventures** to develop these products, both of which gained significant commercial traction.

Real-Time Brackets Traction



PARTNERS
247SPORTS
SPORTINGNEWS
Sports Illustrated
Entercom
SBNATION
REAL-TIME BRACKETS
SPONSORS
5-hour ENERGY
Reese's
PAPA JOHN'S
PLAYER REVIEWS
"I just love the concept that gives us sport enthusiasts more control and the excitement and anxiety levels are off the charts THANK YOU!!"
"Switching my team in the final moments, only to have them comeback and win Grrrr"
"It was great. I watched so many more games. Made it so much more fun and I was still in the running because everyone was able to switch teams. Brilliant way to do it."
"I remember switching my pick for the final game at least three times in only an hour because I just couldn't decide who I thought would win!"
Upside

- Secured **3 issued patents** protecting proprietary gameplay
- Media partners included SB Nation, 247 Sports / CBS, Entercom, Sports Illustrated, & Sporting News
- Sponsorships included Reese’s, 5-Hour Energy, & Papa John’s
- 40,000+ players participated
- Average active user spent 4.5 hours on app during March

Daily Number Traction



DAILY NUMBER
AS SEEN ON
ESPN
BLEACHER REPORT
Forbes




- Successfully launched 27 state real-money beta
- Richard Sherman first active NFL player to co-found a daily fantasy sports company
- Endorsement partnerships w/ Floyd Mayweather & Paul Pierce
- Generated $550,000 in licensing revenue from leading sportsbook operator

Legal Regulatory

Legal and regulatory analysis is overseen by Upside's outside counsel at Perkins & Coie LLP.

Our products fall into two primary categories: 1) **Skill-Gaming** and 2) **Sports Betting**.

The regulatory category determines the licensing requirements and legality of each product on a state by state basis. Upside makes individual products available (or unavailable) based on geolocation.

In comparison to Sports Betting, **Skill-Gaming products like Daily Number & Real-Time Brackets** are legal in more states, require fewer licenses, and are less expensive to operate.

In total, Upside can **target as many as 46 states with its Skill-Gaming products** . There are 19 states, including California & Texas, where Upside can operate its Skill-Gaming products without the requirement of any licensing. 27 states have licensing or registration requirements specifically for daily fantasy sports.

Upside's future sportsbook product will be considered Online Sports Betting, which is currently legal in 30 states and requires a license to operate in all cases.

Launch Go To Market

Upside's app will go live following the close of this funding round , which will finance the company's operations.

We will begin by launching Daily Number in states where licensing is not required. Upside will then expand market coverage for Daily Number by obtaining daily fantasy sports operator licenses in select states.   **Real-Time Brackets will be the 2nd product to launch** on Upside's platform for the **2026 NCAA Tournament**. The company will continue building out its **sportsbook** in collaboration with player-owners over the next 24 months prior to launching this product.

A key strategic advantage of Upside's product rollout strategy is the company's ability to immediately enter and begin acquiring players in states, representing nearly **40% of the U.S. population, where Skill-Games like Daily Number & Real-Time Brackets are permitted but Sports Betting is not yet legal**. Two key markets of focus will be **California & Texas**, which account for 20% of the entire U.S. population and are expected to still be at least 2 years away from legalizing Sports Betting.

Revenue Financials

Revenue
Upside can build a multi-billion dollar gaming business while still ensuring safe and responsible gameplay by all.

Transaction fees will account for apprx. 95% of Upside's revenue. Upside forecasts **$160 in Net Gaming Revenue ("NGR") per player for Skill-Gaming** & **$400 in annual NGR for Sports Betting**.



NGR forecasts are at the lowest end of market due to Upside's strict guardrails on player deposits and the casual & social gameplay environment the company fosters.

5-Year Pro Forma Financial Projections
DraftKings was **valued at $28.63BN in March 2021**. DK ended that same year with 1.9MM active players and **-$1.44BN in EBITDA**. By YE-2029, Upside is forecasting to have 3MM active players generating $600MM in revenue ($198MM in EBITDA) and $60MM in annual funding for mental health & addiction.

*Upside forecasts to outperform the industry on player referrals. All other key assumptions (i.e. player revenue, cost per paid acquisition, churn, etc) are based on industry averages.

*The Issuer has not independently verified any of the information contained herein and no representation or warranty is made by the Issuer as to the accuracy, reliability, or completeness of any of the information herein or any conclusions derived in any way from any of the information herein.

Investment Opportunity

Upside is playing to win. We believe that we have what it takes to build the industry's leading fantasy sports & betting brand.   **If we achieve our goal, you win BIG.**

If Upside is only able to establish itself as a 2nd tier operator **comparable to BETR, Sleeper, or Underdog, a 7 - 10X return on your investment** would be expected.

Even if Upside fails to secure future funding and is forced to sell, investors in this round will receive a **3X preferred payout on liquidation secured against the company assets** .

That's right, we'll give you 3 times your money back before issuing payouts to other shareholders, if we fail to execute. That is how confident we are in our ability to win.



SHARE THE UPSIDE
We're on a mission to become the industry's #1 fantasy sports & betting brand. When Upside wins, everyone wins - especially you!
DOWNSIDE
betr
sleeper
UNDERDOG FANTASY
DRAFT KINGS
VALUATION
$8.5MM+
$375MM (SERIES B)
$400MM (SERIES B)
$485MM (SERIES B)
YOUR EST ROI
3X
7X - 10X
250X+
$10K INVESTMENT =
$30K
$70K - $100K
$2.5MM+
MENTAL HEALTH & ADDICTION
$35MM - $50MM
$1.5BN+
DOWNSIDE ROI ASSUMPTION BASED ON 3X CASH-AMOUNT IN CROWD SAFE (SEE INVESTMENT TERMS)
*THE ISSUER HAS NOT INDEPENDENTLY VERIFIED ANY OF THE INFORMATION CONTAINED HEREIN AND NO REPRESENTATION OR WARRANTY IS MADE BY THE ISSUER AS TO THE ACCURACY, RELIABILITY, OR COMPLETENESS OF ANY OF THE INFORMATION HEREIN OR ANY CONCLUSIONS DERIVED IN ANY WAY FROM ANY OF THE INFORMATION HEREIN.
Upside

NATIONAL FANTASY NETWORK PRESENTS MLF MAJOR LEAGUE FANTASY
$8.5MM ACQUIRED
VIGTORY
$37MM ACQUIRED
DRAFT
$48MM ACQUIRED
SUPERDRAFT
$50MM SERIES A
Betcha
$65MM ACQUIRED
MONKEY KNIFE FIGHT
$90MM ACQUIRED
simplebet every. moment. matters.
$120MM ACQUIRED
BET.WORKS
$125MM ACQUIRED
PRIZEPICKS
EST $250MM+ PRIVATE
betr
$375MM SERIES B
sleeper
$400MM SERIES B
UNDERDOG FANTASY
$485MM SERIES B
Upside





































The Issuer has not independently verified any of the information contained herein and no representation or warranty is made by the Issuer as to the accuracy, reliability, or completeness of any of the information herein or any conclusions derived in any way from any of the information herein.

Our Story

Upside was founded on a mission to effect large-scale positive social impact around mental health & addiction as a direct result of our founders' lived experiences.

Extreme adversity, hardship, and darkness – from severe addiction to mental illness and even temporary paralysis – put our founders on individual paths toward service.

Ultimately, we believe that the vision for Upside was divinely inspired and that all of our individual experiences have unfolded in such a way to bring us together at the exact right time and with the exact expertise needed to execute Upside's mission. Each of our founder's unique life purpose is tied up in the realization of this collective mission that now bonds us together.

Our Team

Tom



MCAULEY

CO-FOUNDER & CEO

ABOUT

Visionary creator & founder focused on purpose and service. Elite in the face of adversity. Commitment, resilience, & faith are my superpowers.

RELEVANT EXPERIENCE

15+ years fantasy sports & betting experience. Creator of Real-Time Brackets & Daily Number. I was put on this earth to build Upside.

MEET THE TEAM

Upside



Mark
BRENNER

CO-FOUNDER & STRATEGIC ADVISOR

ABOUT

Experienced founder/CEO (2X $1BN valuations) and investment banker with mission of helping great founders and investors get a return on their sacrifice.

RELEVANT EXPERIENCE

Pioneered 1st legal home wagering in the US as Founder/CEO of TVG, which now handles billions in annual wagering under FanDuel. 30+ years in gaming. Founder/CEO of media & influencer marketing platforms reaching 60 million homes.

MEET THE TEAM

Upside



Sam
WILLIAMS

CO-FOUNDER & COO

ABOUT

Incredibly self-motivated, disciplined, and engaging leader who loves to serve others.

RELEVANT EXPERIENCE



Creator of The 1% Plan. 10 years experience as personal development leader to top corporate executives & elite professional athletes, including Joel Embiid, Lane Johnson, and the CEOs of Endo Pharmaceuticals, Power Home Remodeling, and Jamestown & Associates.

MEET THE TEAM

 Upside

---



MEET THE TEAM

Tom
ALEXANDER
CO-FOUNDER & CMO

ABOUT

Accomplished brand marketing executive. Bold, unlimited imagination. Social Impact Champion.

RELEVANT EXPERIENCE

30 years creating original branded content & IP. Senior marketing executive at Turner, Comcast, & SeatGeek. Recipient of 40 leading industry marketing awards. Advisor to many non-profits and early stage founders.

Upside



Wael
ABOU-ZAKI
CREATIVE DIRECTOR

ABOUT

A compassionate leader and storyteller, directing global creative and entertainment initiatives that aspire to inspire.

RELEVANT EXPERIENCE

Over 15 years leading global creative advertising and entertainment initiatives from creative directing, writing, filmmaking and producing.

MEET THE TEAM

Upside


Jody
BECHTOLD
RESPONSIBLE GAMING ADVISOR
ABOUT
Clinical expert focused on preventing gambling harms. Global thought leader and speaker.
RELEVANT EXPERIENCE
Founder of The Better Institute; Board President of the IGCCB; Keynote, TedX speaker and co-author of The Gambling Disorder Treatment Handbook.
MEET THE TEAM
Upside

Player Advisor Board

Upside has been built from the ground up, starting with the selection of our company name, in direct partnership with our founding Player-Advisors. This passionate and dedicated group of next-gen fantasy sports & betting consumers provides the company with a continual feedback loop to ensure products, brand, and marketing are all delivered based on the demands of Upside's target audience.


PLAYER-ADVISORS
Mark J
Anthony L
Brody B
Wes A
Colin K
Dylan L
Max F
Jack L
Nabeel A
Andy C
Riley M
Michael M
Ryan D
Hagan S
Ethan A
Jack D
Mia S
Robert H
Harris A
Jake G
Jonathon Y
Liam W
Charlie A
Nigel H
Matt A
Taymor A
Sean S
Stephanie C
Hudson G
Tyler D
Tyrese C
Vincent B
Owen F
Chris A
Bradley W
William TJ
Upside

Team

Tom Alexander	Co-Founder & CMO
Sam Williams	Co-Founder & CCO
Wael Abou-Zaki	Creative Director
Mark Brenner	Co-Founder & Strategic Advisor
Jody Bechtold	Responsible Gaming Advisor
Tom McAuley	Co-Founder & CEO

Perks

- $5,000 Pair of Tickets + Sideline Passes to Iowa vs Ohio State on 10/5
- $5,000 Pair of Tickets + Sideline Passes to Alabama vs LSU on November 9th
- $5,000 Round of Golf with Mike Vick

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.